   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 24, 1996

                                                 REGISTRATION NO. 333-3235
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                              RYERSON TULL, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     5051                    36-3431962
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL             IDENTIFICATION NO.)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

                             2621 WEST 15TH PLACE
                            CHICAGO, ILLINOIS 60608
                                (312) 762-2121
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             GEORGE A. RANNEY, JR.
                      VICE PRESIDENT AND GENERAL COUNSEL
                             30 WEST MONROE STREET
                            CHICAGO, ILLINOIS 60603
                                (312) 346-0300
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
              NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:
          ROBERT E. CURLEY                        ROBERT H. CRAFT, JR.
        MAYER, BROWN & PLATT                       SULLIVAN & CROMWELL
      190 SOUTH LASALLE STREET               1701 PENNSYLVANIA AVENUE, N.W.
       CHICAGO, ILLINOIS 60603                   WASHINGTON, D.C. 20006

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                                       PROPOSED        PROPOSED
                                                       MAXIMUM          MAXIMUM       AMOUNT OF
    TITLE OF EACH CLASS OF          AMOUNT TO       OFFERING PRICE     AGGREGATE     REGISTRATION
 SECURITIES TO BE REGISTERED      BE REGISTERED      PER SHARE(1)  OFFERING PRICE(1)     FEE
- ---------------------------------------------------------------------------------------------------
Debt Securities..............      $250,000,000          100%        $250,000,000     $86,206.90(2)

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) Estimated solely for purposes of determining the registration fee.

(2) Previously paid.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               RYERSON TULL, INC.

                             CROSS REFERENCE SHEET

                  (PURSUANT TO ITEM 501(B) OF REGULATION S-K)

        FORM S-1 ITEM NUMBER AND
                CAPTIONS                  HEADING OR LOCATION IN PROSPECTUS
        ------------------------          ---------------------------------
  1. Forepart of the Registration
      Statement and Outside Front    Facing Page; Cross Reference Sheet; Outside
      Cover Page of Prospectus.....   Front Cover Page of Prospectus
  2. Inside Front and Outside Back
      Cover Pages of Prospectus....  Inside Front and Outside Back Cover Pages
                                      of Prospectus
  3. Summary Information and Risk    Prospectus Summary; Risk Factors
      Factors......................
  4. Use of Proceeds...............  Use of Proceeds
  5. Determination of Offering       Underwriting
      Price........................
  6. Dilution......................  *
  7. Selling Security Holders......  *
  8. Plan of Distribution..........  Risk Factors; Underwriting
  9. Description of Securities to    Description of Notes
      be Registered................
 10. Interest of Named Experts and   Validity of the Notes
      Counsel......................
 11. Information with Respect to     Prospectus Summary; Risk Factors; Use of
      the Registrant...............   Proceeds; Capitalization; Selected
                                      Financial Data; Management's Discussion
                                      and Analysis of Financial Condition and
                                      Results of Operations; Business;
                                      Management; Relationship with ISI;
                                      Principal Stockholder; Ownership of ISI
                                      Stock; Description of Notes; Index to
                                      Financial Statements
 12. Disclosure of Commission
      Position on Indemnification
      for Securities Act             *
      Liabilities..................

- --------
* Not applicable.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED MAY 24, 1996

                               $250,000,000




                               RYERSON TULL, INC.
LOGO

                    $150,000,000   % NOTES DUE       , 2001

                    $100,000,000   % NOTES DUE       , 2006

                                  -----------

  Interest on the Notes is payable on              and               of each
year, commencing             , 1996. The Notes may be redeemed at any time at
the option of the Company, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed, discounted to the date of redemption at the applicable discount rate as described herein, plus in each case accrued and unpaid interest to the date of redemption. The Notes are unsecured obligations of the Company and will rank pari passu with all unsecured and unsubordinated indebtedness of the Company. Each series of the Notes will be represented by one or more global Notes registered in the name of the nominee of The Depository Trust Company. Beneficial interests in the global Notes will be shown on, and transfers thereof will be effected only through, records maintained by The Depository Trust Company and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued only in registered form in denominations of $1,000 and integral multiples thereof.

  The Company is offering to the public 5,220,000 shares of its Class A Common Stock pursuant to a separate prospectus. Consummation of the offering of the Notes is contingent on the consummation of the sale of the Class A Common Stock.

  SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE NOTES.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                                             INITIAL PUBLIC   UNDERWRITING PROCEEDS TO
                                            OFFERING PRICE(1) DISCOUNT(2)  COMPANY(3)
                                            ----------------- ------------ -----------
Per   % Note...............................         %              %            %
Total......................................       $              $            $
Per   % Note...............................         %              %            %
Total......................................       $              $            $

- -----
(1) Plus accrued interest, if any, from       , 1996.
(2) The Company and Inland Steel Industries, Inc. have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deducting estimated expenses of $1,100,000 payable by the Company.

                                  -----------

  The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities
of The Depository Trust Company in New York, New York, on or about      , 1996,
against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                             CS FIRST BOSTON

                                  -----------

                   The date of this Prospectus is    , 1996.

                                  [PICTURES]

Page 2                       Map of United States showing Ryerson Tull, Inc.'s
top                          facilities.
                             Caption: Ryerson Tull also owns 50% of Ryerson de
                             Mexico, a general line metals service center and processor operating out of 18 facilities in Mexico.

Page 2                       Photograph of warehouse interior, trucks loaded
bottom                       with metals and forklift.
                             Caption: Just-In-Time Deliveries
                             Ryerson Tull has a nationwide network of 52 facilities that place the Company within several hundred miles of most of its customers. Information technology integrates this network and generally enables delivery of stock items to customers from the most economical location within 24 hours.

Page 2A                      Photograph of computer screens illustrating
top                          electronic data interface for ordering products and
                             services.
                             Caption: Electonic Data Interfaces
                             All of Ryerson Tull's products and services can be ordered by customers through EDI. Customers can also transmit orders through other direct ordering systems and can electronically transmit intricate design specifications.

Page 2A                      Photograph of engineer viewing computer screen
Bottom Left                  illustration for part design.
                             Caption: Engineering and Cost Reduction Services
                             Ryerson Tull helps customers reduce their costs by providing technical advice on part design.

Page 2A                      Photograph of metal rods and bars.
center                       Caption: Material Management Services
                             Ryerson Tull provides services such as material selection and specification that help customers find, purchase, inventory and take delivery of a wide variety of industrial materials.

Page 2B                      Photograph of coil slitter in operation.
Top Left                     Caption: Material Processing Services
                             More than one-half of the material sold by Ryerson
                             Tull is processed. The Company uses techniques such as sawing, slitting, pickling, cutting to length, flame cutting, laser cutting, plate burning, fabricating and grinding to process materials to meet customer specifications.

Page 2B                      Photograph of Company employee marking parts for a
Top Right                    customer's inventory.
                             Caption: Outsourcing by Manufacturers
                             Ryerson Tull provides inventory management and first stage processing and assembling for many customers, allowing them to reduce capital and respond more quickly to competition.

Page 2B                      Photograph of metals sawing process.
Bottom left

Bottom right                 Photograph of laser cutting process.

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE NOTES PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7 AND 10B-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in this Prospectus. Unless otherwise indicated, all information contained in this Prospectus assumes that the offerings by the Company of an aggregate of 5,220,000 shares of its Class A Common Stock, par value $1.00 per share (the "Class A Common Stock"), in the United States and outside the United States (the "Common Stock Offerings"), has been consummated and that the over-allotment options granted to the Underwriters in connection with the Common Stock Offerings have not been exercised. In addition, unless the context requires otherwise, (i) "Ryerson Tull" or "Company" refers to Ryerson Tull, Inc. and its consolidated subsidiaries, (ii) "ISI" refers to Inland Steel Industries, Inc. and its consolidated subsidiaries and (iii) "Offering" refers to the offering of $150
million aggregate principal amount of the Company's    % Notes due
  , 2001 (the "   % Notes") and $100 million aggregate principal amount of the
Company's    % Notes due            , 2006 (the "   % Notes" and, together with
the    % Notes, the "Notes"). The Class A Common Stock and the Company's Class
B Common Stock, par value $1.00 per share (the "Class B Common Stock"), are sometimes collectively referred to in this Prospectus as the "Common Stock."

  Unless otherwise noted, information set forth in this Prospectus assumes that the recapitalization (the "Recapitalization") pursuant to which the one share currently outstanding of the Company's common stock, par value $1.00 per share, has been exchanged for 34,000,000 shares of Class B Common Stock took place on December 31, 1995.

                                  THE COMPANY

  The Company, through its wholly-owned operating subsidiaries Joseph T. Ryerson & Son, Inc. ("Ryerson") and J. M. Tull Metals Company, Inc. ("Tull"), is a leading general line metals service center and processor of metals. The Company believes that it is the largest metals service center in the United States based on sales revenue, with 1995 sales of $2.5 billion and a current U.S. market share of approximately 9%, more than twice the U.S. market share of its nearest competitor, based on the Company's analysis of Steel Service Center Institute (the "SSCI") data. The Company distributes and processes metals and other materials throughout the continental United States and is among the largest purchasers of steel in the United States. With 52 interconnected facilities that place it within several hundred miles of most of its customers, the Company is able to be responsive to specific customer requests and is generally able to make deliveries of stock items within 24 hours of receipt of a customer's order. Utilizing this network of facilities and the Company's regionalized management systems, the Company believes it can be responsive to individual customers while providing a broad range of products and services. The Company also owns a 50% interest in Ryerson de Mexico, S.A. de C.V. ("Ryerson de Mexico"), a general line metals service center and processor with 18 facilities in Mexico.

  Ryerson Tull was incorporated under the laws of the state of Delaware in March 1986 as Inland Steel Services Holding, Inc., and its name was changed from Inland Materials Distribution Group, Inc. to Ryerson Tull, Inc. in May 1996. Ryerson, the predecessor of the Company, was founded in 1842. The Company's principal executive offices are located at 2621 West 15th Place, Chicago, Illinois 60608, telephone number (312) 762-2121.

INDUSTRY OVERVIEW

  The Company believes that the U.S. metals service center industry (the "Industry") occupies a growing niche between primary producers of carbon, alloy and stainless steels, aluminum and other metals and purchasers of those products, including manufacturers and intermediate processors. Metals service centers, including the Company, provide services not typically available from primary producers, such as more reliable deliveries, smaller order sizes, the convenience of dealing with a smaller number of suppliers, just-in-time inventory management and customer-specific, value-added processing. The Company believes that the role of metals service centers is expanding as a result of a number of factors, including the increased outsourcing of inventory management functions and metals processing operations by manufacturers and the lower cost and more reliable service available from service centers as compared to primary producers.

OPERATIONS

  The Company is organized into five business units along regional and product lines. This structure enables the Company to centralize certain administrative support services while maintaining local organizations that are responsive to the needs of specific customers and markets.

  Each of the Company's facilities maintains a wide variety of inventory that varies depending on the facility's size and customer demand, including carbon, alloy and stainless steels, aluminum, red metals (such as brass and copper), nickel and plastics. The Company purchases inventories from a number of producers, primarily domestic. Purchases are typically made in large lots and held in distribution centers until sold, usually in smaller quantities. These materials are inventoried in a number of shapes, including coils, sheets, rounds, hexagons, square and flat bars, plate, structurals and tubing. The Company uses techniques such as sawing, slitting, blanking, pickling, cutting to length, levelling, flame cutting, laser cutting, edge trimming, edge rolling, fabricating and grinding to process materials to specified thickness, length, width, shape and surface quality pursuant to specific customer orders. More than one-half of the material sold by the Company is processed. The Company's services include special stocking programs, just-in-time delivery, inventory management (which includes the placement of Company employees at customer sites), kits ready for assembly, programs that provide customers at their places of business with Company-owned material which can be used as needed by the customer, technical advice on part design and material specification, and early stage material processing and fabrication.

BUSINESS STRATEGY

  The Company's strategy is to expand its market leadership position as a nationwide general line metals service center and processor of metals by providing its customers with high quality products and services at competitive prices. The Company believes that increasing its market share will be an effective means of increasing its profitability. One of the Company's goals is to enhance its competitive position through the aggressive pursuit of organic growth, strategic acquisitions, ongoing unit cost reductions and increased asset productivity, although there can be no assurance that the Company will achieve this goal. As part of its overall business strategy, the Company has made substantial investments in management information systems that link its operations and enhance interactions between the Company and its customers and suppliers. Based on its size, which leads to cost efficiencies, the trend towards consolidation in the number of suppliers used by customers, strategic plant locations, broad product and service offerings and management's acquisition strategy, the Company believes that it is well positioned to take advantage of the anticipated growth and consolidation in the Industry.

  ORGANIC GROWTH

  One of the Company's goals is to expand its market leadership position within the Industry through competitive pricing, broad product and service offerings and the use of technology to improve customer service. The Company's large size, buying power and competitive cost structure enable it to negotiate favorable prices for raw materials and to take advantage of producer economies of scale resulting in lower costs of material purchased, allowing it to offer its products and services at competitive prices. In addition, the Company's broad product and service offerings provide customers one-stop shopping, positioning the Company to capitalize on what it believes to be a continuing trend towards consolidation in the number of suppliers used by customers. To this end, the Company has initiated a national accounts program targeting customers that purchase metal from a number of suppliers throughout the country. The Company believes it can better serve these customers by providing competitive pricing and superior delivery and quality. The Company's goal is to differentiate itself from its competitors by providing materials and services on a more timely basis and with fewer rejections than its competitors through increased emphasis on quality control. The Company has received International Standards Organization 9002 certification for five facilities and will seek certification for additional facilities in the future.

  STRATEGIC ACQUISITIONS

  The Company believes that the fragmented nature of the Industry, combined with the Company's strong national reputation, nationwide operations, market leadership position and experience in integrating facility operations, make the Company well situated to become a strategic buyer of service center assets. The Company will seek selective acquisitions of businesses that complement, or strategically extend, the Company's existing businesses. Acquired companies can be either integrated into the Company's network or, depending on the circumstances, operated as stand-alone facilities. In either case, the Company believes that such acquisitions could enable it to realize further economies of scale (particularly in operating cost, asset utilization and purchasing leverage) and could better utilize the Company's existing facilities and systems capability.

  UNIT COST REDUCTIONS AND INCREASED PRODUCTIVITY

  Another of the Company's goals is to decrease unit costs through initiatives which include increasing volume, thereby taking advantage of economies of scale, and increasing asset and employee productivity. The Company has made and will continue to make investments in computer-based and automated systems that track profitability by customer, product and cost of process, allowing the Company to determine where changes can be made to reduce cost and increase profitability. The Company intends to increase its emphasis on the use of electronic links known as electronic data interfaces or "EDIs" with its suppliers and customers to reduce the paperwork and administrative costs associated with customer orders, shipment tracking, billing and remittance processing. The Company continues to re-engineer its various work processes through benchmarking analyses across its 52 facilities. Re-engineering enables the Company to increase output without increasing its labor force by increasing the efficiency with which work processes are performed.

COMPETITIVE STRENGTHS

  The Company has a number of competitive strengths that it believes will facilitate the implementation of the Company's strategy, including its market leadership position and its management systems and practices.

  MARKET LEADERSHIP POSITION

  ECONOMIES OF SCALE. Because of the Company's large size, its costs of operations can be spread across a large base of sales, resulting in lower fixed costs per ton sold. The Company believes that available capacity at many of its plants will allow it to achieve further economies of scale to the extent it increases sales in the future. In addition, the size of the Company's material purchases enables its suppliers to realize economies of scale and thereby provide the Company with competitive prices.

  SCOPE OF PRODUCTS AND SERVICES. The Company's broad product and service offerings provide customers one-stop shopping for most of their metals needs. In addition, the Company believes that its 52 facilities located throughout the continental United States, generally within one day's delivery time of almost all U.S. manufacturing centers, position it to target national customers that currently buy metals from a variety of suppliers in different locations. The Company's ability to transfer inventory among facilities enables it to have available specialized items at regional locations throughout its network and to provide such inventory on a timely basis more profitably than if it were required to maintain inventory of all products at each location.

  RELATIONSHIPS WITH SUPPLIERS. The Company is among the largest purchasers of steel in the United States and is also a significant purchaser of aluminum in the United States. The Company buys from and has developed relationships with many U.S. steel producers as well as other metal producers. The Company's relationships with numerous metal producers provide it access to high quality metals, timely delivery and new product and service ideas from many suppliers. In addition, because the Company purchases large volumes of metals, it can negotiate competitive prices from its suppliers. In part because of its buying power, the Company has been able to secure product from primary manufacturers during times of tight supply.

 MANAGEMENT SYSTEMS AND PRACTICES

  The Company's management information systems have allowed management to develop an internal benchmarking system and to track profitability by customer and product. This detailed information enables management to make continuous improvements such as reallocating slow-moving inventory to different locations to increase inventory turns, improving purchasing, targeting customers or changing suppliers as needed. The Company's 52 facilities provide it with a large base for testing, comparing and implementing new management practices.

                           RELATIONSHIP WITH ISI

  ISI beneficially owns all of the outstanding Class B Common Stock, representing approximately 96.3% of the aggregate voting power of all of the Company's Common Stock, and consequently controls the Company. ISI also owns Inland Steel Company ("ISC"), the sixth largest steel producer in the United States based upon the number of tons shipped. The Company purchases steel from ISI and its affiliates. The Company also purchases support functions from and has a tax sharing arrangement with ISI. The Company intends to continue these relationships after the Offering. Ryerson is the guarantor of an obligation of the Inland Steel Industries Thrift Plan ESOP Trust (the "ESOP Trust"), and the Company's employees participate in the employee benefit plans of ISI other than the Inland Steel Industries Pension Plan (the "ISI Pension Plan"). Effective April 30, 1996, that portion of the ISI Pension Plan covering the Company's current and former employees was separated and became a new and separate plan sponsored by the Company (the "Pension Plan"). See "Relationship with ISI."


           RATIONALE FOR THE OFFERING AND COMMON STOCK OFFERINGS

  The Company and ISI consummated the Common Stock Offerings and are pursuing the Offering to assist them in realizing the strategic and financial objectives that the managements of the Company and ISI have established for their
respective businesses. On June   , 1996, the Company declared a dividend
payable in cash in the amount of $84.4 million, equal to the estimated net proceeds of the Common Stock Offerings, and a dividend consisting of a $293.8 million note payable to ISI (the "Note Payable") maturing five years from the date of issuance and bearing interest at a specified prime rate. The Note Payable may be prepaid without penalty at the option of the Company. The estimated net proceeds from the Common Stock Offerings were used to pay the cash dividend to ISI and are not available to the Company. All of the net proceeds from the Offering, together with a portion of the Company's available cash and/or borrowings under credit facilities, will be used to discharge the Note Payable to ISI. On May 20, 1996, the Company paid to ISI, a dividend in the amount of $75 million in cash (the "May 1996 Dividend" and, together with
the dividends declared on June   , 1996, the "Dividends"). The Company has
historically been dependent on cash flow from operations, limited borrowings from third party lenders and contributions from ISI to fund its growth. The Company believes that consummation of the Common Stock Offerings and the Offering should provide the Company with access to additional sources of capital to fund its future growth.

  ISI used a portion of the proceeds from the May 1996 Dividend to repay intercompany indebtedness owed by ISI to the Company arising out of a corporate-wide cash management program. After the repayment of such indebtedness, the Company ceased participation in such program and the Company's cash will no longer be held in ISI's accounts. ISI has informed the Company that ISI intends to use the remaining proceeds from the Dividends to retire ISI and ISC indebtedness and for general corporate purposes. See "Use of Proceeds."

                 POTENTIAL DISTRIBUTION AND OTHER TRANSACTIONS

  ISI beneficially owns all of the Class B Common Stock, representing approximately 86.7% of the outstanding Common Stock of the Company. ISI has advised the Company that ISI may hold such stock indefinitely, may distribute all or part of such stock (in the form of Class A Common Stock) to ISI's stockholders (a "Spin-off") or may sell such stock (in the form of Class A Common Stock) to third parties in one or more transactions, although it has no commitments or understandings to do any of the foregoing. The completion of any such transaction would be subject to a number of factors, including a determination by the Board of Directors of ISI that the transaction would be in the best interests of its stockholders and, in the case of a Spin-off, could be subject to the receipt of a favorable ruling from the Internal Revenue Service (the "IRS") or an opinion of counsel as to the tax-free nature of such transaction.

                                  RISK FACTORS

  Prospective purchasers of the Notes offered hereby should consider carefully the information set forth under "Risk Factors," in addition to the other information set forth in this Prospectus, before purchasing any of the Notes, such as the risk factors set forth under the following headings: "Control by Principal Stockholder," "Highly Competitive Industry," "Cyclical Nature of Business," "Dividends to ISI and Resulting Indebtedness," "Labor Contracts; Risk of Work Stoppage," "Potential for Interruption in Sources of Supply and Volatile Price of Inventory," "Dependence On Computer-Based Systems," "Reliance On Acquisitions for Expansion," "Holding Company Structure," "Benefits of the Offering to the Principal Stockholder," "Pension and Other Postretirement Benefits," "Costs of Environmental Compliance," "Certain Relationships with ISI" and "Absence of Public Market for the Notes."

                                  THE OFFERING

Securities Offered..........  $150,000,000 aggregate principal amount of    %
                              Notes due            , 2001 (the "   % Notes")
                              and $100,000,000 aggregate principal amount of
                                 % Notes due            , 2006 (the "   %
                              Notes" and, together with the    % Notes, the
                              "Notes").

Interest....................  Interest on the Notes is payable semiannually on
                                          and             of each year,
                              commencing            , 1996, at an annual rate
                              of    % for the    % Notes and    % for the    %
                              Notes.

Redemption..................
                              The Notes are subject to redemption, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed, discounted to the date of redemption on a semiannual basis
                              at the Treasury Rate, plus     basis points, in
                              the case of the    % Notes, or     basis points,
                              in the case of the    % Notes, plus in each case
                              accrued interest to the date of redemption. The Notes are not entitled to the benefit of any sinking fund.

Ranking.....................  The Notes will be unsecured obligations of the
                              Company and will rank pari passu with all other unsecured and unsubordinated debt of the Company. However, since all of the operations of the Company are conducted through its subsidiaries, all existing and future liabilities of its subsidiaries will be effectively senior in right of payment to the Notes. As of March 31, 1996, the Company's subsidiaries had outstanding indebtedness aggregating $23.1 million and guaranteed indebtedness aggregating $110.8 million that would in effect rank ahead of the Notes. The Company is largely dependent on cash from its subsidiaries for the payment of principal and interest on the Notes and other indebtedness. As a result of certain financial covenants contained in subsidiaries' obligations, the availability of cash from its subsidiaries in the form of dividends, distributions and loans was limited to approximately $200 million at March 31, 1996 ($125 million after giving effect to the May 1996 Dividend). This amount is subject to change based on the financial performance of each subsidiary.

Certain Restrictive           The Indenture under which the Notes are to be
Covenants...................  issued will contain covenants regarding, among other things, the creation and existence of additional secured indebtedness; the declaration and payment of dividends and distributions on the Company's capital stock; the acquisition of the Company's capital stock by the Company or its Subsidiaries; the acquisition or retirement of any Debt of the Company which is subordinate in right of payment to the Notes; Sale and Leaseback Transactions;
                              transactions with certain Affiliates; and limitations on mergers, consolidations and certain sales of assets. See "Description of Notes."

Use of Proceeds.............
                              All of the net proceeds from the sale of the Notes, together with a portion of the Company's available cash and/or borrowings under credit facilities, will be used to discharge the Note Payable that was issued to ISI in the form of a dividend on June , 1996. See "Use of Proceeds."

                             SUMMARY FINANCIAL DATA

                                                                                 THREE MONTHS
                                                                                    ENDED
                                   YEARS ENDED DECEMBER 31,                       MARCH 31,
                         --------------------------------------------------  ---------------------
                           1991        1992      1993      1994      1995      1995       1996
                         --------    --------  --------  --------  --------  --------  -----------
                           (IN MILLIONS, EXCEPT PER SHARE DATA, NUMBER OF EMPLOYEES AND
                                                      RATIOS)
RESULTS OF OPERATIONS:
Net sales............... $1,655.9    $1,716.6  $1,893.3  $2,197.5  $2,450.1  $  652.3    $625.3
Operating costs.........  1,639.7     1,689.5   1,836.9   2,099.4   2,301.4     610.2     588.7
                         --------    --------  --------  --------  --------  --------    ------
Operating profit........     16.2        27.1      56.4      98.1     148.7      42.1      36.6
General corporate
 expense, net of income
 items..................     10.6         8.4       7.4       6.9       0.7       0.4      (0.7)
Interest and other ex-
 pense on debt..........     17.1        12.8      10.9       2.9       2.6       0.7       0.6
                         --------    --------  --------  --------  --------  --------    ------
Income or (loss) before
 income taxes...........    (11.5)        5.9      38.1      88.3     145.4      41.0      36.7
Provision for income
 taxes..................      2.3Cr.      2.6      11.4      35.0      56.9      16.5      14.3
                         --------    --------  --------  --------  --------  --------    ------
Income or (loss) before
 cumulative
 effect of changes in
 accounting
 principles.............     (9.2)        3.3      26.7      53.3      88.5      24.5      22.4
Cumulative effect of
 changes in accounting
 principles(1)..........      --        (84.1)      --        --        --        --        --
                         --------    --------  --------  --------  --------  --------    ------
Net income or (loss).... $   (9.2)   $  (80.8) $   26.7  $   53.3  $   88.5  $   24.5    $ 22.4
                         ========    ========  ========  ========  ========  ========    ======
OPERATING DATA:
Tons shipped............     1.74        1.87      2.08      2.33      2.35       .63       .64
Number of employees at
 period end.............    5,224       5,040     5,093     5,158     4,993     5,206     4,965
EBITDA(2)............... $   25.3    $   38.8  $   69.6  $  112.4  $  169.8  $   47.1    $ 42.9
Capital Expenditures....      9.8         9.3      19.3      20.4      19.3       3.0       3.0
Ratio of earnings to
 fixed charges(3).......      0.5x        1.3x      3.3x     11.8x     19.2x     21.5x     21.4x
                                                                             AS OF MARCH 31,1996
                                                                             ---------------------
                                                                                           AS
                                                                              ACTUAL   ADJUSTED(4)
                                                                             --------  -----------
BALANCE SHEET (END OF
 PERIOD):
Operating working capi-
 tal(5)................. $  320.9    $  296.9  $  363.5  $  366.7  $  373.0  $  423.3    $423.3
Total assets............    748.1       765.4     842.3     891.3     972.6   1,010.9     935.9
Long-term debt..........     31.0        25.7      28.2      23.6      18.9      18.4     268.4
Stockholder's equi-
 ty(6)..................    430.7       350.0     526.7     580.0     668.5     690.9     322.1

(1) The cumulative effect on prior years' results of operations of adopting, effective January 1, 1992, Financial Accounting Standards Board ("FASB") Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," was $72.3 million and of adopting FASB Statement No. 109, "Accounting for Income Taxes," was $11.8 million.
(2) Earnings before interest, taxes, depreciation and amortization ("EBITDA") for any relevant period presented above represents operating profit less general corporate expense, net of income items, plus depreciation and amortization of goodwill and other intangibles. While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements. EBITDA is not necessarily a measure of the Company's ability to fund its cash needs. See the Company's Consolidated Financial Statements and the related notes thereto appearing elsewhere in this Prospectus.
(3) Earnings for the calculation of the ratio of earnings to fixed charges consist of income before income taxes. Earnings are increased by fixed charges and previously capitalized interest amortized during the period. Fixed charges consist of total interest charges (including capitalized interest), amortization of debt expense and an appropriate share of rental expense. Giving effect to the Common Stock Offerings, the payment of the Dividends and the Offering, as if each had occurred on January 1, 1995, the ratio of earnings to fixed charges for the year ended December 31, 1995 and
    the three months ended March 31, 1995 and 1996 would have been    x,    x
    and    x, respectively.

(4) Adjusted to reflect the Dividends to ISI, the Common Stock Offerings at an assumed initial public offering price of $17.50 per share (the mid-point of the offering range set forth on the cover page of the Common Stock Offerings prospectus) and the application of the estimated net proceeds therefrom and the sale of the Notes in the Offering and the application of the estimated net proceeds therefrom, together with a portion of the Company's available cash and/or borrowings under credit facilities, to discharge the Note Payable.
(5) Includes trade receivables and inventories less trade accounts payable and accrued current liabilities.
(6) During the year ended December 31, 1993, ISI made a $150 million capital contribution to the Company.

                                 RISK FACTORS

  Prospective purchasers should carefully consider the following factors, together with other information in this Prospectus, in evaluating an investment in the Notes.

CONTROL BY PRINCIPAL STOCKHOLDER

  ISI owns in the aggregate 34,000,000 shares of Class B Common Stock, representing all of the outstanding shares of Class B Common Stock. Each share of Class A Common Stock is entitled to one vote, while each share of Class B Common Stock is entitled to four votes. Consequently, ISI controls approximately 96.3% of the voting power of the Company and is able to elect the entire Board of Directors, thereby controlling the management, policies and conduct of the business of the Company, as well as most matters submitted to a vote of the Company's stockholders, including decisions regarding the acquisition or disposition of the Company's assets and future issuances of securities of the Company. In addition, certain Directors and officers of the Company are also Directors and officers of ISI. See "Relationship with ISI" and "Principal Stockholder."

  ISI has advised the Company that ISI may hold the Class B Common Stock that it owns indefinitely, may distribute all or part of such stock (in the form of Class A Common Stock) to ISI's stockholders by means of a Spin-off or may sell such stock (in the form of Class A Common Stock) to third parties in one or more transactions, although it has no commitments or understandings to do any of the foregoing. The completion of such a transaction would be subject to a number of factors, including a determination by the Board of Directors of ISI that the transaction would be in the best interests of its stockholders and, in the case of a Spin-off, could be subject to the receipt of a favorable ruling from the IRS or an opinion of counsel as to the tax-free nature of such transaction.

HIGHLY COMPETITIVE INDUSTRY

  The Company is engaged in a highly fragmented and competitive Industry. In general, competition is based on quality, service, price and geographic proximity. The Company competes with many other metals service centers on a regional and local basis, some of which may have greater financial resources and flexibility than the Company. Some of the Company's competitors are affiliated with foreign steelmakers, which at times can make price competition intense. See "Business--Competition."

CYCLICAL NATURE OF BUSINESS

  The Company's principal operations are cyclical due to its dependence on customers in cyclical industries. During 1995, the Company shipped approximately 38% of its product (by sales revenue) to machinery manufacturers, 25% to metal producers and fabricators, 10% to transportation equipment producers and 9% to electrical machinery producers, all of which operate in cyclical industries. Any significant slowdown in any of these industries could have a material adverse effect on the Company's results of operations. See "Business--Customer Base."

DIVIDENDS TO ISI AND RESULTING INDEBTEDNESS

  On June   , 1996, the Company declared a dividend payable in cash to ISI in
the amount of $   , equal to the estimated net proceeds of the Common Stock
Offerings, and a dividend consisting of the Note Payable. The net proceeds from the Common Stock Offerings were used to pay the cash dividend to ISI concurrent with the closing of the Common Stock Offerings and will not be available to the Company. The Note Payable will be discharged from the net proceeds of the Offering, together with a portion of the Company's available cash and/or borrowings under credit facilities.

  The payment of the Dividends to ISI and the associated indebtedness incurred by the Company resulted in the Company having substantial indebtedness in relation to its total invested capital. At

March 31, 1996, on a pro forma basis after giving effect to the Offering, the Common Stock Offerings and the payment of the Dividends to ISI, the Company would have a ratio of long-term debt to stockholders' equity of approximately
 .8 to 1. As a result, the Company's ability to respond to changes in financial, business and economic conditions may be limited. In addition, the Indenture governing the Notes will contain covenants that may limit the Company's financial flexibility or otherwise affect the conduct of the Company's future business.

  The Company has received a definitive commitment letter from its lead commercial bank to provide a four year, $250 million revolving credit facility (the "New Credit Facility"), subject to certain customary conditions. The Company expects that the New Credit Facility will contain covenants that may limit the Company's financial flexibility or otherwise affect the conduct of the Company's future business.

LABOR CONTRACTS; RISK OF WORK STOPPAGE

  The Company has experienced only minor localized disruptions in operations as a result of labor-related issues. A portion of the employees at ten of the Company's 52 facilities are organized by the United Steelworkers of America (the "United Steelworkers"), representing approximately 485 employees, and a portion of the employees at ten facilities are organized by the International Brotherhood of Teamsters, Chauffeurs, Warehousemen & Helpers (the "Teamsters"), representing approximately 280 employees. The Company's labor contracts expire on staggered dates. The next material labor contract to expire is the contract with the United Steelworkers, relating to all United Steelworkers-represented facilities and employees, which expires on July 31, 1996. While management does not expect that work stoppages will arise in connection with the renewal of labor agreements expiring in the foreseeable future, no assurance can be given that work stoppages will not occur. A widespread work stoppage could have a material adverse effect on the Company's results of operations if it were to last for a significant period of time. See "Business--Employees."

POTENTIAL FOR INTERRUPTION IN SOURCES OF SUPPLY AND VOLATILE PRICE OF
INVENTORY

  The Company purchases its principal inventory, such as carbon steel, stainless steel, alloy steel, aluminum and a variety of other metals and plastics, from a number of producers, primarily domestic. Any interruption or reduction in the supply of any of these materials may make it difficult or impossible to satisfy customers' just-in-time delivery requirements, which could have a material adverse effect on the Company's results of operations. The domestic metals and plastics industries are cyclical due to significant excess capacity in times of reduced demand in the United States, labor costs, foreign and domestic competition and other factors which can result in volatile pricing of such metals and plastics. Because the Company maintains substantial inventories of steel, other metals and plastics in order to meet the just-in-time delivery requirements of its customers, price decreases of such raw materials usually require the Company to lower its selling prices, resulting in lower profit margins or, in some cases, losses. In addition, the Company occasionally enters into fixed-price supply contracts to purchase materials. If the market price of raw materials were to decline below the fixed price set in such contracts, the Company could be required to lower its selling prices, resulting in lower margins or, in some cases, losses. Any long-term price decreases of materials, in light of the Company's large inventories and fixed-price supply contracts, may have a material adverse effect on the Company's results of operations. Further, during periods of rapid price decreases of such materials, the Company may be unable to lower its prices quickly enough to remain price competitive, which could have a material adverse effect on sales. See "Business--Suppliers."

DEPENDENCE ON COMPUTER-BASED SYSTEMS

  The Company depends to a significant degree on its computer-based systems in the operation of its business and has taken customary precautions to protect such systems. The destruction or the failure of any of such computer-based systems for any significant period of time would have a material adverse effect on the Company's results of operations. See "Business--Management Information Systems."

RELIANCE ON ACQUISITIONS FOR EXPANSION

  The Company seeks to pursue growth through acquisitions as well as through joint ventures and expansions of its existing facilities. However, the Company has not made any acquisitions since 1990 and there can be no assurance that the Company will be able to negotiate and complete acquisitions, enter into joint ventures or effectively expand its facilities in the future. Moreover, the cost of acquisitions, joint ventures and expansions could adversely affect the Company's results of operations, liquidity and financial stability as a result of the incurrence of additional debt, start-up costs and underutilization of new facilities during the start-up phase. Acquisitions and joint ventures may result in unanticipated difficulties in integrating acquired businesses with the Company's existing business and may absorb a disproportionate amount of management time. While the Company has achieved profitable operation of businesses acquired in the past, there can be no assurance that any future acquisitions, if completed, would be profitable. See "Business--Business Strategy--Strategic Acquisitions."

HOLDING COMPANY STRUCTURE

  Ryerson Tull, Inc. is a holding company and has no direct business operations. As such, Ryerson Tull, Inc. is dependent on dividends or other intercompany transfers of funds from its subsidiaries to enable it to pay the principal of and interest on the Notes, and to meet its other obligations. Certain debt instruments of Ryerson Tull, Inc.'s subsidiaries and the ESOP Guarantee (as defined herein) permit the payment of dividends and advances to Ryerson Tull, Inc. only if such subsidiaries are in compliance with financial covenants contained in those instruments and such guarantee. Claims of creditors of the Ryerson Tull, Inc.'s subsidiaries will generally have priority as to the assets of such subsidiaries over Ryerson Tull, Inc. and the holders of Ryerson Tull, Inc.'s indebtedness, including holders of the Notes. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Liquidity and Financing."

  The Indenture will, among other things, restrict the amount of secured debt that may be incurred by Ryerson Tull, Inc. and certain of its subsidiaries, but will not restrict the amount of otherwise permissible debt that may be incurred at the subsidiary level. See "Description of Notes--Covenants."

BENEFITS OF THE OFFERING TO THE PRINCIPAL STOCKHOLDER

  All of the net proceeds of the Offering, together with a portion of the Company's available cash and/or borrowings under credit facilities, will be paid to ISI to discharge the Note Payable. See "Use of Proceeds" and "Capitalization."

PENSION AND OTHER POSTRETIREMENT BENEFITS

  Prior to April 30, 1996, certain employees of the Company were eligible to participate in the ISI Pension Plan. Effective April 30, 1996, that portion of the ISI Pension Plan covering the Company's current and former employees was separated and became the Pension Plan, a new and separate plan sponsored by the Company. If the Pension Plan had been in existence at the September 30, 1995 valuation date of the ISI Pension Plan, the projected benefit obligation thereunder would have been $266 million and the share of the assets allocable to the Pension Plan would have been $249 million, resulting in an underfunding of $17 million for financial reporting purposes under Generally Accepted Accounting Principles ("GAAP"). For purposes of calculating funding under the Employee Retirement Income Security Act ("ERISA"), there will be no required contribution in 1996 for the Pension Plan. However, regulations resulting from recent federal legislation may accelerate future funding requirements. In addition to pension benefits, the Company provides health care and life insurance benefits to its eligible employees and retirees. The pension benefits have been and will continue to be funded through a pension trust, while health care and life insurance benefits are paid as incurred.

  Under GAAP, the ISI Pension Plan, with $1.92 billion in assets, had unfunded liabilities of $127 million at September 30, 1995. On an annualized basis, individual yearly returns earned in the ISI Pension Plan have been volatile, with the plan earning less than 1% in 1994, compared with over 20% in 1995. The average annual return on the ISI Pension Plan over the last ten years has been approximately 11%. ISI was required to record a $103 million additional pension liability, offset by an intangible pension asset, on its year-end 1995 balance sheet. In May 1995, ISI contributed 3.9 million shares of its common stock with an aggregate value of $100 million to the ISI Pension Plan. Most of such shares continue to be held by the ISI Pension Plan and the Pension Plan in amounts proportional to the assets in such plans. Under ERISA standards, which take a longer term view than GAAP in determining the interest rate to use in valuing liabilities, no contribution will be required in 1996 for the ISI Pension Plan. See "--Certain Relationships With ISI."

  Liabilities for health care and life insurance benefits are not funded. The unfunded benefit liability reflected on the balance sheet of the Company as of December 31, 1995 and March 31, 1996 was approximately $141.1 million and $141.9 million (unaudited), respectively. The unfunded liability will continue to grow as long as accrual-basis costs exceed cash benefit payments.

COSTS OF ENVIRONMENTAL COMPLIANCE

  The Company's facilities and operations are subject to numerous federal, state and local requirements relating to the protection of the environment, including requirements governing air emissions, wastewater discharges, hazardous materials handling and waste disposal. The Company has made and will continue to make expenditures to comply with such provisions. Although the Company believes that its facilities are presently in substantial compliance with environmental laws and regulations, future events or regulatory requirements could require the Company to make additional expenditures. While the Company does not currently anticipate that costs of future compliance will have a material adverse effect on the Company's results of operations or financial condition, the amount and timing of future environmental expenditures are subject to significant uncertainties and could vary substantially from those presently anticipated and could have a material adverse effect on the Company's financial condition. See "--Certain Relationships With ISI" and "Business--Environmental, Health and Safety Matters."

CERTAIN RELATIONSHIPS WITH ISI

  Ryerson is the guarantor of the ESOP Trust's obligation to repay the principal amount of indebtedness incurred by the ESOP Trust, amounting to $110.8 million as of March 31, 1996, plus interest. In addition, for purposes of the ISI Pension Plan, the Company is a member of a "control group of companies," which includes ISI and ISC, as determined by regulations promulgated by the Pension Benefit Guaranty Corporation. The Company is also part of ISI's consolidated group for tax purposes. As a result of these and other relationships, under certain circumstances the Company could be jointly and severally liable for certain of ISI's and ISC's ESOP Trust, pension, environmental or tax liabilities.

ABSENCE OF PUBLIC MARKET FOR THE NOTES

  The Notes are a new issue of securities for which there is currently no market. If the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors. The Underwriters have informed the Company that, subject to applicable laws and regulations, they currently intend to make a market in the Notes. However, the Underwriters are not obligated to do so, and any such market making may be discontinued at any time without notice. Therefore, no assurance can be given as to whether an active trading market will develop for the Notes or, if such market develops, whether it will continue. The Company does not intend to apply for listing of the Notes on any securities exchange or on the National Association of Securities Dealers, Inc. automated quotation system. See "Underwriting."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Notes offered hereby are estimated to be approximately $243.8 million, after deducting estimated underwriting discounts and commissions and expenses of the Offering payable by the Company. All of the net proceeds of the Offering, together with a portion of the Company's available cash and/or borrowings under credit facilities, will be used to discharge the Note Payable that was declared as a dividend to
ISI on June   , 1996.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of March 31, 1996 (i) after giving effect to the Recapitalization and the declaration of the Dividends, (ii) as adjusted to give effect to the Common Stock Offerings and the application of the estimated net proceeds therefrom to pay the cash dividend to ISI and (iii) as further adjusted to give effect to the Common Stock Offerings and the application of the estimated net proceeds therefrom, the sale of the Notes in the Offering and the application of the estimated net proceeds therefrom, together with borrowings under credit facilities of $50 million, to discharge the Note Payable as set forth under "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements and the related notes thereto included elsewhere in this Prospectus. See "Use of Proceeds."

                                                      MARCH 31, 1996
                                          --------------------------------------
                                                                   AS ADJUSTED
                                                   AS ADJUSTED     FOR COMMON
                                                   FOR COMMON    STOCK OFFERINGS
                                          ACTUAL STOCK OFFERINGS  AND OFFERING
                                          ------ --------------- ---------------
                                                  (DOLLARS IN MILLIONS)
SHORT-TERM DEBT:
Short-term borrowings under credit
 facility...............................  $  --      $  --           $ 50.0
Long-term debt due within one year......     4.7        4.7             4.7
                                          ------     ------          ------
 Total short-term debt..................  $  4.7     $  4.7          $ 54.7
                                          ======     ======          ======
LONG-TERM DEBT:
  % Notes due 2001......................  $  --      $  --           $150.0
  % Notes due 2006......................     --         --            100.0
Note Payable............................   293.8      293.8             --
Other...................................    18.4       18.4            18.4
                                          ------     ------          ------
 Total long-term debt...................   312.2      312.2           268.4
                                          ------     ------          ------
STOCKHOLDERS' EQUITY:
Class A Common Stock, $1.00 par value,
 100,000,000 shares authorized; no
 shares issued or outstanding actual;
 5,220,000 issued and outstanding as
 adjusted(1)............................     --         5.2             5.2
Class B Common Stock, $1.00 par value,
 34,000,000 shares authorized;
 34,000,000 shares issued and
 outstanding actual and as adjusted.....    34.0       34.0            34.0
Preferred Stock, $1.00 par value,
 16,000,000 shares authorized; no shares
 issued or outstanding actual or as
 adjusted...............................     --         --              --
Additional paid-in capital..............   203.7      282.9           282.9
Retained earnings.......................     --         --              --
                                          ------     ------          ------
 Total stockholders' equity.............   237.7      322.1           322.1
                                          ------     ------          ------
  Total capitalization..................  $549.9     $634.3          $590.5
                                          ======     ======          ======

- --------

(1) Excludes an aggregate of 2,400,000 shares of Class A Common Stock that has been reserved for issuance under the Incentive Stock Plan (as defined herein) and the Directors' Compensation Plan (as defined herein), including shares of Class A Common Stock to be issued in the form of restricted stock and shares of Class A Common Stock reserved for issuance upon exercise of options, in each case to be issued upon consummation of the Common Stock Offerings as described below. Effective upon consummation of the Common Stock Offerings, the outstanding shares of restricted ISI common stock and options to purchase shares of ISI common stock held by the Company's employees will be converted into shares of restricted Class A Common Stock and options to purchase shares of Class A Common Stock, provided that the Compensation Committee may determine that any employee may receive restricted shares of Class A Common Stock or options to purchase shares of Class A Common Stock with respect to less than all of his or her shares of restricted ISI common stock or options to purchase ISI common stock. The number of shares of Class A Common Stock that will be issued as restricted stock or subject to options will vary depending on the relative value of a share of ISI common stock and a share of Class A Common Stock at the applicable valuation date. Assuming that as of the applicable valuation date the value of a share of ISI common stock is $22.875 (the last reported sales price on the NYSE on May 21, 1996), that the value of a share of Class A Common Stock is $17.50 (the mid-point of the offering range set forth on the cover page of the Common Stock Offerings Prospectus), and that no shares of restricted ISI common stock or options to purchase ISI common stock held by Company officers who are also ISI officers will be converted into shares of restricted Class A Common Stock or options to purchase shares of Class A Common Stock, 39,149 shares of Class A Common Stock would be issued in the form of restricted stock and 870,898 shares of Class A Common Stock would be reserved for issuance upon exercise of options outstanding upon consummation of the Common Stock Offerings. See "Management--Directors' Compensation Plan" and "--Ryerson Tull 1996 Incentive Stock Plan."

                            SELECTED FINANCIAL DATA

  The following selected financial data presents the consolidated results of operations for the five years ended December 31, 1995 and the three-month periods ended March 31, 1995 and 1996, and should be read in conjunction with the Company's Consolidated Financial Statements and the related notes thereto appearing elsewhere in this Prospectus. The summary for each of the years in the three-year period ended December 31, 1995 has been derived from the Company's Consolidated Financial Statements and related notes thereto appearing elsewhere in this Prospectus, which have been audited by Price Waterhouse LLP, the Company's independent accountants. The summary for each of the years in the two-year period ended December 31, 1992 has been derived from separate audited Consolidated Financial Statements of the Company.

  The summary for the three-month periods ended March 31, 1995 and 1996 has been derived from the Company's unaudited consolidated financial statements appearing elsewhere in this Prospectus. The information for interim periods is unaudited, but, in the opinion of the Company, reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations and financial condition for such periods. Results for interim periods should not be considered as indicative of results for any other periods or for the year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                               THREE MONTHS
                                                                                   ENDED
                                    YEAR ENDED DECEMBER 31,                      MARCH 31,
                          --------------------------------------------------  ----------------
                            1991        1992      1993      1994      1995     1995     1996
                          --------    --------  --------  --------  --------  ------  --------
                          (IN MILLIONS, EXCEPT PER SHARE DATA, NUMBER OF EMPLOYEES AND
                                                    RATIOS)
RESULTS OF OPERATIONS:
Net sales...............  $1,655.9    $1,716.6  $1,893.3  $2,197.5  $2,450.1  $652.3  $  625.3
Operating costs.........   1,639.7     1,689.5   1,836.9   2,099.4   2,301.4   610.2     588.7
                          --------    --------  --------  --------  --------  ------  --------
Operating profit........      16.2        27.1      56.4      98.1     148.7    42.1      36.6
General corporate
 expense, net of income
 items..................      10.6         8.4       7.4       6.9       0.7     0.4      (0.7)
Interest expense and
 other expense on debt..      17.1        12.8      10.9       2.9       2.6     0.7       0.6
                          --------    --------  --------  --------  --------  ------  --------
Income or (loss) before
 income taxes...........     (11.5)        5.9      38.1      88.3     145.4    41.0      36.7
Provision for income
 taxes..................       2.3Cr.      2.6      11.4      35.0      56.9    16.5      14.3
                          --------    --------  --------  --------  --------  ------  --------
Income or (loss) before
 cumulative effect of
 changes in accounting
 principles.............      (9.2)        3.3      26.7      53.3      88.5    24.5      22.4
Cumulative effect of
 changes in accounting
 principles(1)..........       --        (84.1)      --        --        --      --        --
                          --------    --------  --------  --------  --------  ------  --------
Net income or (loss)....  $   (9.2)   $  (80.8) $   26.7  $   53.3  $   88.5  $ 24.5  $   22.4
                          ========    ========  ========  ========  ========  ======  ========
OPERATING DATA:
Tons shipped............      1.74        1.87      2.08      2.33      2.35     .63       .64
Number of employees at
 period end.............     5,224       5,040     5,093     5,158     4,993   5,206     4,965
EBITDA(2)...............  $   25.3    $   38.8  $   69.6  $  112.4  $  169.8  $ 47.1  $   42.9
Capital Expenditures....       9.8         9.3      19.3      20.4      19.3     3.0       3.0
Ratio of earnings to
 fixed charges(3).......       0.5x        1.3x      3.3x     11.8x     19.2x   21.5x     21.4x
BALANCE SHEET (END OF
 PERIOD):
Operating working capi-
 tal(4).................  $  320.9    $  296.9  $  363.5  $  366.7  $  373.0  $425.9  $  423.3
Total assets............     748.1       765.4     842.3     891.3     972.6   924.0   1,010.9
Long-term debt..........      31.0        25.7      28.2      23.6      18.9    23.0      18.4
Stockholder's equi-
 ty(5)..................     430.7       350.0     526.7     580.0     668.5   604.5     690.9

- --------
(1) The cumulative effect on prior years' results of operations of adopting, effective January 1, 1992, FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" was $72.3 million and for adopting FASB Statement No. 109, "Accounting for Income Taxes" was $11.8 million.
(2) EBITDA for any relevant period presented above represents operating profit less general corporate expense, net of income items, plus depreciation and amortization of goodwill and other intangibles. While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements. EBITDA is not necessarily a measure of the Company's ability to fund its cash needs. See the Company's Consolidated Financial Statements and the related notes thereto appearing elsewhere in this Prospectus.

(3) Earnings for the calculation of the ratio of earnings to fixed charges consist of income before taxes. Earnings are increased by fixed charges and previously capitalized interest amortized during the period. Fixed charges consist of total interest charges (including capitalized interest), amortization of debt expense and an appropriate share of rental expense.
(4) Includes trade accounts receivable and inventories less trade accounts payable and accrued current liabilities.
(5) During the year ended December 31, 1993, ISI made a $150 million capital contribution to the Company.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company's net sales increased 48% to $2.5 billion in 1995 from $1.7 billion in 1991. During that same period, operating profit increased to 6.1% of sales, totalling $148.7 million in 1995, from 1% of sales, totalling $16.2 million in 1991, and the number of tons shipped by the Company increased 36% while the number of the Company's employees declined 4.4%. The Company attributes the increase in its net sales, operating profit and tons shipped and the decrease in the number of its employees to an improved economic environment, an increased emphasis on cost control and productivity improvements and marketing and sales programs targeted at sales of products with higher profit margins.

  Beginning in 1990, the Company instituted a number of initiatives intended to reduce costs and improve asset utilization. The Company reorganized its operations into five business units along product and geographic lines, providing each business unit with the flexibility to meet customer needs while making each business unit fully accountable for its results of operations. The Company upgraded, and intends to continue upgrading, its computer-based inventory and management information systems to measure and improve productivity for each of its facilities and each of its processes. Since the fourth quarter of 1994, the number of the Company's employees has decreased 4% (mostly through attrition), while daily shipment levels have increased 6%. During the same period, the Company successfully integrated the operations of under-performing facilities in Jersey City and Boston into existing plants in Philadelphia and Wallingford, Connecticut. The Company has also updated its inventory measurement system and made significant changes in compensation, recruiting and career management processes to better align employee goals with the Company's objectives. The Company believes that these initiatives have contributed significantly to the decline in the Company's operating costs (as a percentage of sales) since 1991.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated certain income statement data of the Company expressed as a percentage of net sales.

                                                               THREE MONTHS
                                                                   ENDED
                                    YEAR ENDED DECEMBER 31,      MARCH 31,
                                    -------------------------  --------------
                                     1993     1994     1995     1995    1996
                                    -------  -------  -------  ------  ------
   Net sales.......................   100.0%   100.0%   100.0%  100.0%  100.0%
   Operating costs.................    97.0     95.5     93.9    93.5    94.1
                                    -------  -------  -------  ------  ------
   Operating profit................     3.0      4.5      6.1     6.5     5.9
   General corporate expense, net
    of income items................     0.4      0.3      0.0     0.1    (0.1)
   Interest expense and other
    expense on debt................     0.6      0.2      0.2     0.1     0.1
                                    -------  -------  -------  ------  ------
   Income before income taxes......     2.0      4.0      5.9     6.3     5.9
   Provision for income taxes......     0.6      1.6      2.3     2.5     2.3
                                    -------  -------  -------  ------  ------
   Net income......................     1.4%     2.4%     3.6%    3.8%    3.6%
                                    =======  =======  =======  ======  ======

  THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31,
1995

  NET SALES. Net sales decreased 4.1% to $625.3 million for the three months ended March 31, 1996 ("First Quarter 1996") from $652.3 million for the three months ended March 31, 1995 ("First Quarter 1995"). Tons shipped increased 1.8% in First Quarter 1996 from First Quarter 1995, while selling prices per ton declined 5.9%. The demand for metals and the U.S. economy were not as strong in First Quarter 1996 as in First Quarter 1995. According to the SSCI, the number of tons of steel shipped in the U.S. market by the Industry decreased 6.9% in First Quarter 1996 from the year earlier quarter. However, the Company was able to increase its number of tons shipped by increasing its market share in First Quarter 1996 from First Quarter 1995, based on the Company's analysis of SSCI data. The relative weakness in demand in First Quarter 1996 caused selling prices per ton to decline 5.9% to $979 in First Quarter 1996 from $1,040 in First Quarter 1995.

  OPERATING COSTS. Operating costs decreased 3.5% to $588.7 million in First Quarter 1996 from $610.2 million in First Quarter 1995. The Company's operating costs consist of material purchases and other operating costs. Material purchases decreased 4.3% to $477.2 million in First Quarter 1996 from $498.4 million in First Quarter 1995. Material purchases per ton decreased 6% or $48 to $747 in First Quarter 1996 from $795 in First Quarter 1995 due to falling prices as demand weakened.

  Other operating costs decreased 0.3% to $111.5 million in First Quarter 1996 from $111.8 million in First Quarter 1995. These costs include such expenses as plant and office employee-related costs (e.g., wages, salaries, benefits, incentive pay), freight expenses, plant supplies and maintenance, systems costs, depreciation and state and local taxes. Since tons shipped increased 1.8% in First Quarter 1996 from First Quarter 1995, the decline in operating costs is attributable to a reduction in other operating costs per ton of $3 to $175 in First Quarter 1996 from $178 in the year earlier quarter. The total number of Company employees declined 4.6% to 4,965 at March 31, 1996 from 5,206 at March 31, 1995 as tons shipped increased over the same period.

  OPERATING PROFIT. Operating profit decreased 13.1% to $36.6 million in First Quarter 1996 from $42.1 million in First Quarter 1995 as lower demand resulted in reduced selling prices and lower gross profit per ton, partly offset by lower expenses. Since selling prices per ton declined $61 in First Quarter 1996 from First Quarter 1995 and material purchases per ton fell $48 over that period, gross profit per ton decreased $13 to $232 in First Quarter 1996 from $245 in First Quarter 1995.

  GENERAL CORPORATE EXPENSE, NET OF INCOME ITEMS. General corporate expense, which represents the charge from ISI for services rendered to the Company, decreased slightly to $1.7 million in First Quarter 1996 from $1.8 million in First Quarter 1995. Other revenue, principally interest income from investments in short-term marketable securities and from intercompany loans to ISI, increased to $2.4 million in First Quarter 1996 from $1.4 million in First Quarter 1995, primarily due to increased cash flow generated in 1995.

  INTEREST EXPENSE AND OTHER EXPENSE ON DEBT. Interest expense and other expense on debt decreased slightly to $0.6 million in the First Quarter 1996 from $0.7 million in the First Quarter 1995 due to reduced debt levels.

  INCOME BEFORE INCOME TAXES. Income before income taxes decreased to 5.9% of net sales in the First Quarter 1996 from 6.3% in the First Quarter 1995 for the reasons discussed above.

  PROVISION FOR INCOME TAXES. Provision for income taxes decreased 13.3% to $14.3 million in the First Quarter 1996 from $16.5 million in the First Quarter 1995 due primarily to the decrease in taxable income and to a slight reduction in the effective tax rate, which decreased to 39.0% in the First Quarter 1996 from 40.2% in the First Quarter 1995.

  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  NET SALES. Net sales increased 11.5% to $2.5 billion in 1995 from $2.2 billion in 1994. Tons shipped rose 0.8% in 1995 from 1994, while selling prices per ton increased 10.6% over the same period. Tons shipped increased due to a slight improvement in demand, which according to the SSCI increased by 1% in 1995 compared to 1994. Based on the Company's analysis of SSCI data, the Company's market share remained relatively constant from 1994 to 1995. The Company's selling prices per ton increased $100 to $1,044 in 1995 from $944 in 1994, primarily due to higher prices in the Industry.

  OPERATING COSTS. Operating costs increased 9.6% to $2.3 billion in 1995 from $2.1 billion in 1994. Material purchases increased 11.4% to $1.9 billion in 1995 from $1.7 billion in 1994. Material purchases per ton increased 10.4% or $75 to $798 in 1995 from $723 in 1994, as a result of higher market prices.

  Other operating costs increased 2.6% to $428 million in 1995 from $417 million in 1994 and increased 1.7% on a per ton basis to $182 in 1995 from $179 in 1994. The increase in other operating costs is partly attributable to the 0.8% increase in tons shipped in 1995 compared to 1994. The increase in other operating costs on a per ton basis resulted from higher incentive pay due to improved profits, recognition of costs associated with the Company's closing of its facility located in New Jersey, higher spending for systems-related activities and inflation. The Company's total number of employees declined 3.2% to 4,993 at the end of 1995 from 5,158 at the end of 1994 as tons shipped increased over the same period.

  OPERATING PROFIT. Operating profit increased 51.6% to $148.7 million in 1995 from $98.1 million in 1994, primarily due to improved gross profit per ton and a modest increase in the volume of tons shipped. Since selling prices per ton increased by $100 in 1995 compared to 1994, and material purchases per ton rose $75, gross profit per ton for the Company increased by $25 to $246 in 1995 from $221 in 1994.

  GENERAL CORPORATE EXPENSE, NET OF INCOME ITEMS. General corporate expense decreased slightly to $6.8 million in 1995 from $7.4 million in 1994 because of continued cost reduction efforts at ISI. Other revenue, principally interest income, increased to $6.1 million in 1995 from $0.5 million in 1994. This improvement in interest income was primarily the result of increased average balances on intercompany loans to ISI and short-term marketable securities in 1995 compared to 1994.

  INTEREST EXPENSE AND OTHER EXPENSE ON DEBT. Interest expense and other expense on debt decreased 10.3% to $2.6 million in 1995 from $2.9 million in 1994, principally due to reduced debt levels.

  INCOME BEFORE INCOME TAXES. Income before income taxes increased to 5.9% of net sales in 1995 from 4.0% in 1994 for the reasons discussed above.

  PROVISION FOR INCOME TAXES. Provision for income taxes increased 62.6% to $56.9 million in 1995 from $35.0 million in 1994 due to the increase in taxable income as the effective tax rate remained virtually unchanged at 39.1% in 1995 compared to 39.6% in 1994.

  YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

  NET SALES. Net sales increased 16.1% to $2.2 billion in 1994 from $1.9 billion in 1993. Tons shipped increased 12.0% in 1994 from 1993, while selling prices per ton increased 3.6% over the same period. Based on the Company's analysis of SSCI data, the increase in tons shipped was due both to greater demand and a modest increase in the Company's market share. The Company's selling prices per ton increased $33 to $944 in 1994 from $911 in 1993.

  OPERATING COSTS. Operating costs increased 14.3% to $2.1 billion in 1994 from $1.8 billion in 1993. Material purchases increased 17.2% to $1.7 billion in 1994 from $1.4 billion in 1993. Material purchases per ton increased 4.6% or $32 to $723 in 1994 from $691 in 1993.

  Other operating costs increased 3.8% to $417 million in 1994 from $401 million in 1993. Since tons shipped rose 12.0% in 1994 compared to 1993, and other operating costs increased only 3.8% over the same period, these costs on a per ton basis declined $14 to $179 in 1994 from $193 in 1993. The Company's total number of employees increased only 1.3% to 5,158 at the end of 1994 from 5,093 at the end of 1993, despite the significant increase in tons shipped in 1994 compared to 1993. This productivity improvement, along with other cost reduction initiatives, contributed to the reduction in other operating costs per ton.

  OPERATING PROFIT. Operating profit increased by 73.9% to $98.1 million in 1994 from $56.4 million in 1993, primarily due to increased volume of tons shipped and reduced other operating costs per ton.

Since selling prices per ton increased by $33 in 1994 compared to 1993, and material purchases per ton rose $32, gross profit per ton for the Company increased by $1 to $221 in 1994 from $220 in 1993.

  GENERAL CORPORATE EXPENSE, NET OF INCOME ITEMS. General corporate expense was unchanged at $7.4 million. Other revenue, principally interest income, was $0.5 million in 1994 compared to zero in 1993.

  INTEREST EXPENSE AND OTHER EXPENSE ON DEBT. Interest expense and other expense on debt decreased 73.4% to $2.9 million in 1994 from $10.9 million in 1993. Interest expense on intercompany loans from ISI was zero in 1994 compared to $7.7 million in 1993. This reduction resulted from the Company's repayment late in 1993 of its loan balance due to ISI with funds received from an ISI capital contribution.

  INCOME BEFORE INCOME TAXES. Income before income taxes increased to 4.0% of net sales in 1994 from 2.0% in 1993 for the reasons discussed above.

  PROVISION FOR INCOME TAXES. Provision for income taxes increased to $35.0 million in 1994 from $11.4 million in 1993. This increase in 1994 income taxes was primarily the result of improved pre-tax earnings. In addition, 1993 income taxes were reduced by credits of $3.2 million representing prior year adjustments and a change in the statutory income tax rate. These credits resulted in an effective tax rate of 29.9% in 1993 compared to 39.6% in 1994.

LIQUIDITY AND FINANCING

  The Company has historically financed its operations and growth primarily through net cash provided by operating activities, limited borrowings from third parties and capital contributions from ISI. The Company believes that the New Credit Facility, if entered into, should provide the Company with access to an additional source of capital to fund its future growth. Net cash provided from (used for) operating activities amounted to $(25.3) million, $79.7 million and $84.4 million for the years ended December 31, 1993, 1994 and 1995, respectively, and $(24.3) million and $(20.3) million for the three months ended March 31, 1995 and 1996, respectively. Cash flow from operating activities in 1995 improved only $5 million over 1994 despite an increase of $35 million of net income due to a $13 million pension contribution and increased operating working capital levels in 1995. The $105 million improvement in cash flow from operating activities in 1994 compared to 1993 resulted primarily from increased net income of $27 million and an increase in operating working capital of $67 million in 1993 compared to only a $3 million increase in 1994. The negative cash flow from operating activities of $(24.3) million and $(20.3) million in the first quarter of 1995 and 1996, respectively, reflects the seasonal build-up of operating working capital as increases in receivables and inventories exceeded the income reported for those quarters.

  During 1995, the total committed credit facilities of the Company's subsidiaries increased to $225 million. Ryerson increased its $100 million unsecured revolving credit facility (the "Ryerson Credit Facility") to $200 million and negotiated an extension of its term to March 31, 2000. The $25 million unsecured revolving credit facility (the "Tull Credit Facility") expires on December 15, 1997. There was no borrowing under either of these facilities during 1995 or the first three months of 1996. The Ryerson Credit Facility and the Tull Credit Facility each require compliance with various financial covenants including minimum net worth and leverage ratio tests. The covenants also limit the amount of cash (or equivalents) that each of Ryerson and Tull and its subsidiaries can transfer to the Company or ISI in the form of dividends and advances. As of December 31, 1995 and March 31, 1996, Ryerson and Tull were each in compliance with all of the covenants under its respective credit facility. The interest rates on borrowing under the Ryerson Credit Facility and the Tull Credit Facility are, at the Company's option, based on Eurodollar, certificates of deposit, or the greater of federal funds or prime rate. At year-end, the highest rate option for borrowing under either of these credit agreements was the applicable prime rate.

  As of March 31, 1996, Ryerson was also the guarantor of $110.8 million of the Inland Steel Industries Thrift Plan ESOP notes (the "ESOP Guarantee"). The ESOP notes are payable in installments through July 2004. The ESOP Guarantee requires compliance with various financial covenants including minimum net worth and leverage ratio tests and also limits Ryerson's ability to advance funds or make dividend payments to the Company.

  At March 31, 1996, approximately $200 million in the aggregate would have been available for payment of dividends and advances to the Company under the covenants contained in the Tull Credit Facility, the Ryerson Credit Facility, the ESOP Guarantee and other debt agreements of the Company. This availability was reduced on May 20, 1996 after a $75 million dollar dividend was paid from Ryerson to the Company. At March 31, 1996, after adjusting for this dividend, approximately $125 million in the aggregate would have been available for payment of dividends and advances to the Company under these agreements.

  With respect to Ryerson's ability to advance funds or make dividend payments to the Company, the most restrictive covenants on March 31, 1996 were contained in the ESOP Guarantee. Under this agreement, Ryerson's ability to dividend or advance funds to the Company at any time is limited to $30 million
(i) plus 80% of net income (decreased by 100% of net losses) earned by Ryerson since December 31, 1989, (ii) minus the dollar amount of dividends paid and capital stock repurchased and the balance of any advances outstanding and
(iii) plus capital contributions to Ryerson and the proceeds from the issuance of any capital stock or certain other investments during such period. At March 31, 1996, approximately $145 million was available for making advances and paying dividends to the Company under the ESOP Guarantee. At March 31, 1996, after adjusting for the dividend referred to above, Ryerson's ability to advance funds or make further dividend payments to the Company would have been $70 million.

  With respect to Tull's ability to advance funds or pay dividends to the Company, the Tull Credit Facility and its senior notes contained the most restrictive covenants on March 31, 1996. In the Tull Credit Facility, Tull's ability to pay dividends is limited by minimum tangible net worth and net income requirements. The required minimum tangible net worth increases by 40% of net income each quarter, but is not reduced in the event of a net loss. Under the terms of the senior notes, advances outstanding can be no more than 15% of tangible net worth. At March 31, 1996, approximately $55 million was available for making advances and paying dividends to the Company under Tull's debt agreements. Other covenants which could restrict dividends or advances to the Company include tangible net worth and leverage tests at Ryerson and cumulative earnings, leverage and working capital tests at Tull.

  The Company has received a definitive commitment letter from its lead commercial bank with respect to the New Credit Facility. Borrowings under the New Credit Facility will rank pari passu with the Notes. The commitment is subject to certain conditions, including among other things, that the Ryerson Credit Facility and the Tull Credit Facility be terminated. Management estimates that the initial borrowing under the New Credit Facility will be $50 million, with a remaining availability of $200 million.

  The New Credit Facility is expected to contain customary restrictive covenants, including, among other things, leverage, minimum net worth and fixed charge coverage requirements, and restrictions on restricted payments (including dividends), the addition of subsidiary debt (except for debt of acquired companies and up to $50 million of purchase money debt), new agreements that limit upstreaming of cash from subsidiaries, transactions with affiliates, the existence of liens, and mergers and sales of assets. In addition, the commitment will be reduced or eliminated in the event of a change of control (as defined) of ISI or the Company. The New Credit Facility will expire in June 2000.

 The Indenture governing the Notes will contain covenants that may limit the Company's financial flexibility and that may affect the Company's conduct of future business, including covenants which limit or prohibit (i) the incurrence of certain secured indebtedness, (ii) certain sale and leaseback transactions, (iii) the payment of dividends, the repurchase of capital stock and the prepayment of subordinated debt, (iv) transactions with affiliates and
(v) mergers, consolidations and certain sales of assets. See "Description of the Notes."

  The Company believes that available borrowings under its credit facilities and anticipated cash flow from operations will provide sufficient liquidity to meet its scheduled debt retirements, fund its capital program and meet any operating cash requirements that may arise for at least the next 12 months.

  In 1993, ISI made a $150 million capital contribution to the Company. Proceeds from this capital contribution, along with cash generated internally over the three-year period ended December 31, 1995 (after subtracting increased working capital requirements resulting from increased activity levels and funding capital projects), were used to repay borrowings from ISI and subsequently to lend funds to ISI. At December 31, 1992, the Company owed $108 million to ISI. Between December 31, 1992 and March 31, 1996, the Company advanced an aggregate of $162 million to ISI, leaving a balance owed to the Company at March 31, 1996 of $54 million.

  On May 20, 1996, Ryerson paid a dividend of $75 million in cash to the Company. The Company used the proceeds of this dividend to pay the May 1996 Dividend to ISI on May 20, 1996. ISI used a portion of the proceeds from the May 1996 Dividend to repay intercompany indebtedness owed to the Company arising out of a corporate-wide cash management program. Following the repayment of such indebtedness, the Company ceased participation in such program and the Company's cash will no longer be held in ISI's accounts. With the May 20, 1996 dividend payments and repayment of intercompany indebtedness, all outstanding indebtedness for borrowed money between ISI and the Company (including the Company's subsidiaries) was discharged.

  On              , 1996, the Company declared a dividend payable in cash in
the amount of $     equal to the estimated net proceeds of the Common Stock
Offerings and a dividend consisting of the $293.8 million Note Payable to ISI. The Note Payable will mature five years from its date of issuance and will bear interest at a specified prime rate. The Note Payable may be prepaid, without penalty, at the option of the Company. The net proceeds of the Common Stock Offerings were used to pay the cash dividend to ISI and are not available to the Company. All of the net proceeds of the Offering, together with a portion of the Company's available cash and/or borrowings under credit facilities, will be used to discharge the Note Payable to ISI. See "Use of Proceeds."

CAPITAL EXPENDITURES AND INVESTMENTS IN JOINT VENTURE

  Capital expenditures for 1993, 1994 and 1995 were $19.3 million, $20.4 million and $19.3 million, respectively. Capital expenditures were primarily used for buildings, machinery and equipment. In 1996, the Company anticipates making capital expenditures of approximately $45 million to upgrade and expand facilities and equipment. No assurances can be given, however, that anticipated capital spending will occur. The Company expects that its depreciation and amortization expense in future periods will increase due to its anticipated capital investments.

  In addition to the $45 million of planned capital expenditures in 1996 to update and expand facilities, the Company expects to invest approximately $15 million in a previously announced joint venture with Geneva Steel. The Geneva Steel joint venture, if completed, will own or lease and operate a coil plate processing facility in the Chicago area. No assurance can be given that the joint venture will be completed.

  Most of the Company's assets are in working capital. At year-end 1995, the Company had $409 million in inventory measured at current or approximate replacement cost versus a book value of $263 million, $244 million in accounts receivable and $107 million in accounts payable. The Company turned inventory
4.2 times during 1995 and averaged 40 days' sales outstanding in receivables during 1995, both better than industry averages according to information provided by the SSCI. For 1994 and 1993, inventory turnover was 4.1 times and
3.8 times, respectively, and the number of days' sales outstanding averaged 39 days and 40 days, respectively. The Company utilizes sophisticated inventory management and profitability systems to monitor whether all working capital assets remain current and profitable and to make changes when appropriate.

SUBSEQUENT EVENT

  Effective June 1, 1996, ISI transferred to the Company its 50% interest in Ryerson de Mexico, a joint venture with Altos Hornos de Mexico, S.A. de C.V., an integrated steel mill operating in Mexico. Ryerson de Mexico, which was formed in 1994, is a general line metals service center and processor with 18 facilities in Mexico. As of April 30, 1996, ISI's investment in Ryerson de Mexico totalled approximately $18 million. The impact of Ryerson de Mexico on the Company's results of operations has not been material.

                                   BUSINESS

GENERAL

  The Company, through its wholly-owned operating subsidiaries Ryerson and Tull, is a leading general line metals service center and processor of metals. The Company believes that it is the largest metals service center in the United States based on sales revenue, with 1995 sales of $2.5 billion and a current U.S. market share of approximately 9%, more than twice the U.S. market share of its nearest competitor, based on the Company's analysis of SSCI data. The Company distributes and processes metals and other material throughout the continental United States, and is among the largest purchasers of steel in the United States. With 52 interconnected facilities that place it within several hundred miles of most of its customers, the Company is able to be responsive to specific customer requests and is generally able to make deliveries of stock items within 24 hours of receipt of a customer's order. Utilizing this network of facilities and the Company's regionalized management systems, the Company believes it can be responsive to individual customers while providing a broad range of products and services. The Company also owns a 50% interest in Ryerson de Mexico, a general line metals service center and processer with 18 facilities in Mexico.

  Ryerson, the predecessor of the Company, was founded in 1842 by Joseph T. Ryerson. Between 1986 and 1990, the Company implemented a strategy of growth through acquisitions, expanding its geographic coverage by purchasing five service center companies with 26 facilities for approximately $210 million, plus assumed debt of $63 million. The Company acquired Tull, AFCO Metals, Inc. and Southern Metals Corporation in 1986, 1988 and 1989, respectively, establishing the Company's presence in the southeastern United States. The Company's acquisition in 1989 of Processed Metals, Inc. (doing business under the "Keelor Steel" and "Select Steel" names) expanded the Company's processing capability in the midwestern United States, adding facilities in Minneapolis, Minnesota and Marshalltown, Iowa. In 1990, the Company acquired the Metra division of Schnitzer Steel, Inc., with facilities in Portland, Oregon, Phoenix, Arizona and Salt Lake City, Utah, expanding the Company's presence in the western United States.

  The Company is divided into five operating business units along regional and product lines with the following operations and locations:

 BUSINESS UNIT DESCRIPTION                           LOCATIONS
 ------------- -----------                           ---------
 Ryerson East  Primarily general line service        Buffalo, NY
               centers                               Charlotte, NC
               with substantial processing           Chattanooga, TN
               capabilities                          Cleveland, OH
                                                     Philadelphia, PA
                                                     Pittsburgh, PA
                                                     Wallingford, CT
 Ryerson West  Primarily general line service        Denver, CO
               centers                               Los Angeles, CA
               with substantial processing           Phoenix, AZ
               capabilities                          Portland, OR
                                                     Salt Lake City, UT
                                                     San Francisco, CA
                                                     Seattle, WA
                                                     Spokane, WA

 BUSINESS UNIT           DESCRIPTION                           LOCATIONS
 -------------           -----------                           ---------
 Ryerson Central         Primarily general line service        Chicago, IL
                         centers with substantial processing   Cincinnati, OH
                         capabilities                          Dallas, TX
                                                               Des Moines, IA
                                                               Detroit, MI
                                                               Houston, TX
                                                               Indianapolis, IN
                                                               Kansas City, MO
                                                               Milwaukee, WI
                                                               Minneapolis, MN
                                                               Omaha, NE
                                                               St. Louis, MO
                                                               Tulsa, OK
 Tull/AFCO               General line service centers          Atlanta, GA
                         with some processing capabilities     Baton Rouge, LA
                                                               Birmingham, AL
                                                               Charlotte, NC
                                                               Columbia, SC
                                                               Fort Smith, AR
                                                               Greensboro, NC
                                                               Greenville, SC
                                                               Jackson, MS
                                                               Jacksonville, FL
                                                               Little Rock, AR
                                                               Miami, FL
                                                               New Orleans, LA
                                                               Oklahoma City, OK
                                                               Richmond, VA
                                                               Shreveport, LA
                                                               Tampa, FL
                                                               West Memphis, AR
                                                               Wichita, KS
 Ryerson Coil Processing Processors                            Chicago, IL (two
                                                               facilities)
                                                               Marshalltown, IA
                                                               Minneapolis, MN (two
                                                               facilities)

  The Company also owns a 50% interest in Ryerson de Mexico, a general line metals service center and processor with 18 facilities in Mexico. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Subsequent Event."

INDUSTRY OVERVIEW

  Primary steel producers typically sell steel in the form of standard-sized coils, sheets, plate, structurals, bars and tubes and generally sell in large volumes with long lead times for production and delivery. Other primary metal producers, such as producers of stainless steel and aluminum, also typically sell their products in large volumes with long lead times for production and delivery. However, many customers seek to purchase metals with customized specifications, including value-added processing, in smaller volumes, on shorter lead times and with more reliable delivery than primary metal producers are able to provide. Metal service centers act as intermediaries between primary metal producers and customers by purchasing metals in a variety of shapes and sizes from primary metal producers in large volumes, allowing metal service centers to take advantage of producer economies of scale resulting in lower costs of material purchased, and engaging in a variety of distribution and value-added processing operations to meet the demands of specific customers. Because metal service centers purchase metals from a number of primary producers, they can maintain a consistent supply of various types of metal used by their customers. Most importantly, however, metal service centers generally have lower fixed costs than primary metal producers. By purchasing products from metal service centers, customers may be able to lower their inventory levels, decrease the time between the placement of an order and receipt of materials and reduce internal expenses, thereby lowering their total cost of raw materials. The Company believes that the increased prevalence of just-in-time inventory needs of manufacturers and intermediate processors has made and will continue to make the value-added inventory, processing and delivery functions performed by metal service centers more important in the metals market.

  The Industry is comprised of many companies, the majority of which have operations limited as to product line and size of inventory and with customers located in a specific geographic area. Based on SSCI data, the Company believes that the Industry is comprised of between 750 and 1,000 service centers, operating out of approximately 2,000 locations and servicing approximately 300,000 customers. The Industry is highly fragmented, consisting of a large number of small companies and a few relatively large companies. Based on the Company's analysis of SSCI data, the Industry handled approximately 27 million tons or approximately 25% of the metals distributed in the United States in 1995.

  The Industry is divided into three major groups: general line service centers, specialized service centers and processing centers, each of which targets different market segments. General line service centers handle a broad line of metal products and tend to concentrate on distribution rather than processing. General line service centers range in size from one location to a nationwide network of locations. For general line service centers, individual order size in terms of dollars and tons tends to be small relative to processing centers, while the total number of orders is typically very high. Specialized service centers focus their activities on a narrower range of product and service offerings than general line companies. Such service centers provide a narrower range of services to their customers and emphasize product expertise and lower operating costs, while maintaining a moderate level of investment in processing equipment. Processing centers typically process large quantities of steel purchased from primary producers for resale to large industrial customers, such as the automotive industry. Because orders are typically large, operation of a processing center requires a significant investment in processing equipment.

  Because of the difficulty of differentiating commodity-like products, many service centers attempt to differentiate themselves through the use of sophisticated information systems and unique processing services, which facilitate the provision of enhanced services at reduced cost. To varying degrees at all service centers, but particularly at the larger, more sophisticated companies, elaborate computer-based systems are used to automate tasks such as order entry, material tracking, work-order scheduling and processing, inventory management, billing and accounts payable and receivable tracking. Some companies are creating and enhancing EDIs between themselves and their suppliers and customers. The introduction and development of these systems have increased the quality of products and services provided by service centers.

  Management believes that, in recent years, there has been a trend towards increased outsourcing by manufacturers of certain operations and the production of component parts, with manufacturers concentrating on producing finished products. Many industrial companies have been unwilling or unable to invest the significant amount of capital in the space, technology and equipment necessary to store and process metals required for their operations. By outsourcing certain operations, including inventory management, processing, blanking and precision burning, many manufacturers are able to accommodate shorter production runs and changeover times. This increased flexibility allows them to better respond to competitive pressures. Moreover, many manufacturers find it beneficial, from a cost and quality standpoint, to outsource many of the component parts that are utilized in the production of their products. At the same time, manufacturers have been reducing the number of suppliers that they rely on in order to reduce the administrative cost of dealing with multiple suppliers and to take advantage of volume discounts.

  Management believes that, in recent years, there has also been a trend in the Industry towards consolidation, which the Company believes will continue as long as the introduction of sophisticated operational and computer-based systems continues to create economies of scale. Based on the Company's analysis of SSCI data, the Industry has increased its share of metals distributed in the United States from approximately 17% in 1980 to approximately 25% in 1995. The Company believes that it is well positioned to take advantage of acquisition opportunities that may arise from consolidation in the Industry because of its capital resources, acquisition experience and nationwide presence.

BUSINESS STRATEGY

  The Company's strategy is to expand its market leadership position as a nationwide general line metals service center and processor of metals by providing its customers with high quality products and services at competitive prices. The Company believes that increasing its market share will be an effective means of increasing its profitability. One of the Company's goals is to enhance its competitive position through the aggressive pursuit of organic growth, strategic acquisitions, ongoing unit cost reductions and increased asset productivity, although there can be no assurance that the Company will achieve this goal. As part of its overall business strategy, the Company has made substantial investments in management information systems that link its operations and enhance interactions between the Company and its customers and suppliers. Based on its size, which leads to cost efficiencies, the trend towards consolidation in the number of suppliers used by customers, strategic plant locations, broad product and service offerings and management's acquisition strategy, the Company believes that it is well positioned to take advantage of the anticipated growth and consolidation in the Industry.

  ORGANIC GROWTH

  The Company believes that it can benefit from both the anticipated growth of the Industry and the growth of its market share within the Industry.

  The Company believes that the Industry occupies a growing niche between primary producers of carbon, alloy and stainless steel, aluminum and other metals and purchasers of those products, including manufacturers and intermediate processors. Metals service centers, including the Company, provide services not typically available from primary producers, such as more reliable deliveries, smaller order sizes, the convenience of dealing with a smaller number of suppliers, just-in-time inventory management and customer-specific, value-added processing. The Company believes that the role of metals service centers is expanding as a result of a number of factors, including the increased outsourcing of inventory management functions and metals processing operations by manufacturers and the lower cost and more reliable service available from service centers as compared to primary producers.

  One of the Company's goals is to expand its market leadership position within the Industry through competitive pricing, broad product and service offerings and the use of technology to improve customer service. The Company's large size, buying power and competitive cost structure enable it to negotiate favorable prices for raw materials and to take advantage of producer economies of scale resulting in lower costs of materials purchased, allowing it to offer its products and services at competitive prices. In addition, the Company's broad product and service offerings provide customers one-stop shopping, positioning the Company to capitalize on what it believes to be a continuing trend towards consolidation in the number of suppliers used by customers. To this end, the Company has initiated a national accounts program targeting customers that purchase metal from a number of suppliers throughout the country. The Company believes it can better serve these customers by providing competitive pricing and superior delivery and quality. One of the Company's goals is to differentiate itself from its competitors by providing materials and services on a more timely basis and with fewer rejections than its competitors through increased emphasis on quality control. The Company has received International Standards Organization 9002 certification for five facilities and will seek certification for additional facilities in the future.

  STRATEGIC ACQUISITIONS

  The Company believes that the fragmented nature of the Industry, combined with the Company's strong national reputation, nationwide operations, market leadership position and experience in integrating facility operations make the Company well situated to become a strategic buyer of service center assets. The Company will seek selective acquisitions of businesses that complement, or strategically extend, the Company's existing businesses. Acquired companies can be either integrated into the Company's network or, depending on the circumstances, operated as stand-alone facilities. In either case, the Company believes that such acquisitions could enable it to realize further economies of scale (particularly in operating cost, asset utilization and purchasing leverage) and could better utilize the Company's existing facilities and systems capability.

  The Company believes that its ability to efficiently integrate acquired operations into its existing facility operations is critical to the ongoing success of its acquisition strategy. During 1994 and 1995, the Company closed two low-profit facilities in Boston and Jersey City, integrating these operations with plants in Wallingford, Connecticut and Philadelphia. These consolidations resulted in a high level of customer retention, comparable customer service, increased profitability and a significantly lower cost and asset base. While the Company has achieved profitable operations of businesses acquired in the past, there can be no assurance that any future acquisitions, if completed, would be profitable.

  UNIT COST REDUCTIONS AND INCREASED PRODUCTIVITY

  Another of the Company's goals is to decrease unit costs through initiatives which include increasing volume, thereby taking advantage of economies of scale, and increasing asset and employee productivity. The Company has made and will continue to make investments in computer-based and automated systems that track profitability by customer, product and cost of process, allowing the Company to determine where changes can be made to reduce cost and increase profitability. The Company intends to increase its emphasis on the use of EDI with its suppliers and customers to reduce the paperwork and administrative costs associated with customer orders, shipment tracking, billing and remittance processing. The Company continues to re-engineer its various work processes through benchmarking analyses across its 52 facilities. Re-engineering enables the Company to increase output without increasing its labor force by increasing the efficiency with which work processes are performed.

  Finally, the Company has continued to improve its inventory management systems and processes. Management believes improved forecasting and aggressive supplier management should increase asset productivity. Also, to the extent that sales grow, the Company believes that it can improve inventory management and reduce total inventory per dollar of sales. The Company has installed computer-based systems to enable it to more accurately measure and control the appropriate inventory level.

COMPETITIVE STRENGTHS

  The Company has a number of competitive strengths that it believes will facilitate the implementation of the Company's strategy, including its market leadership position and its management systems and practices.

  MARKET LEADERSHIP POSITION

  With $2.5 billion of sales in 1995, the Company has a U.S. market share of approximately 9%, more than twice the U.S. market share of the next largest competitor, based on the Company's analysis of SSCI data. The Company sells its products through 52 facilities located throughout the United States.

  ECONOMIES OF SCALE. Because of the Company's large size, its costs of operations can be spread across a large base of sales, resulting in lower fixed costs per ton sold. The Company believes that available capacity at many of its plants will allow it to achieve further economies of scale to the extent it increases sales in the future. In addition, the size of the Company's material purchases enables its suppliers to realize economies of scale and thereby provide the Company with competitive prices.

  SCOPE OF PRODUCTS AND SERVICES. The Company's broad product and service offerings provide customers one-stop shopping for most of their metals needs. In addition, the Company believes that its 52 facilities located throughout the continental United States, generally within one day's delivery time of almost all U.S. manufacturing centers, position it to target national customers that currently buy metals from a variety of suppliers in different locations. The Company's ability to transfer inventory among facilities enables it to have available specialized items at regional locations throughout its network and to provide such inventory on a timely basis more profitably than if it were required to maintain inventory of all products at each location.

  RELATIONSHIPS WITH SUPPLIERS. The Company is among the largest purchasers of steel in the United States and is also a significant purchaser of aluminum in the United States. The Company buys from and has developed relationships with many U.S. steel producers as well as other metal producers. The Company's relationships with numerous metal producers provide it access to high quality metals, timely delivery and new product and service ideas from many suppliers. In addition, because the Company purchases large volumes of metals, it can negotiate competitive prices from its suppliers. In part because of its buying power, the Company has been able to secure product from primary manufacturers during times of tight supply.

  DIVERSE CUSTOMER BASE. The Company's diverse customer base, consisting of over 50,000 customers, reduces its exposure to the failure of a single customer's business or downturn in a particular industry. No customer accounted for more than 2% of 1995 sales and the top ten customers accounted for approximately 10% of 1995 sales. The Company sells to customers in most of the metal-consuming industries, including machinery manufacturers, metal producers and fabricators, transportation equipment producers and electrical machinery producers.

  MANAGEMENT SYSTEMS AND PRACTICES

  The Company's management information systems have allowed management to develop an internal benchmarking system and to track profitability by customer and product. This detailed information enables management to make adjustments such as reallocating slow-moving inventory to different locations to increase inventory turns, improving purchasing, targeting customers or changing suppliers as needed. The Company's 52 facilities provide it with a large base for testing, comparing and implementing new management practices.

  The Company has spent $40 million to maintain and improve its management information systems over the last three years. The Company operates data processing systems that, among other functions, are used to purchase, monitor and allocate inventory throughout its interconnected production facilities. The Company believes that this monitoring has enabled it to effectively manage inventory costs and achieve improved turnover rates. These systems also include computerized order entry, sales analysis, inventory and work-in-process status, invoicing and payment, and are designed to improve productivity for both the Company and its customers. The Company also uses EDI, which offers customers a paperless process for shipment tracking, billing, remittance processing and other routine matters.

PRODUCTS AND SERVICES

  The Company carries a full line of carbon steel, stainless steel and aluminum, and a limited line of alloy steel, nickel, red metals and plastics. These materials are inventoried in a number of shapes, including coils, sheets, rounds, hexagons, square and flat bars, plate, structurals and tubing.

  The following table sets forth the Company's shipments (by sales revenue) for 1993, 1994 and 1995 for each of the Company's product lines.

                                                               PERCENTAGE OF
                                                               SALES REVENUE
                                                               ----------------
PRODUCT LINE                                                   1993  1994  1995
- ------------                                                   ----  ----  ----
Stainless and aluminum........................................  23%   23%   27%
Carbon flat rolled............................................  28    28    24
Bars, tubing and structurals..................................  23    23    22
Fabrication and carbon plate..................................  19    19    20
Other.........................................................   7     7     7
                                                               ---   ---   ---
  Total....................................................... 100%  100%  100%
                                                               ===   ===   ===

  More than one-half of the material sold by the Company is processed. The Company uses techniques such as sawing, slitting, blanking, pickling, cutting to length, levelling, flame cutting, laser cutting, edge trimming, edge rolling, fabricating and grinding to process materials to specified thickness, length, width, shape and surface quality pursuant to specific customer orders. Among the most common processing techniques used by the Company are pickling, a chemical process using an acidic solution to remove surface oxide, commonly called "scale," from steel which develops after the steel is hot rolled; slitting, which is cutting coiled metals to specified widths along the length of the coil; levelling, which is flattening metals and cutting them to exact lengths; and edge rolling, a process which imparts round or smooth edges. The Company often uses third party fabricators to outsource processes that the Company is not able to perform internally.

  The plate burning and fabrication processes are particularly important to the Company. These processes require sophisticated and expensive processing equipment. As a result, rather than making investments in such equipment, manufacturers have increasingly outsourced these processes to material service centers. The Company has made significant investments in flame and laser cutting equipment to enable it to perform these processes.

  The Company's services include special stocking programs, just-in-time delivery, inventory management (which includes placement of Company employees at customer sites), kits ready for assembly, programs that provide customers at their places of business with Company-owned material which can be used as needed by the customer, technical advice on part design and material specification, and early stage material processing and fabrication. The Company can generally deliver any item normally stocked within 24 hours of receipt of an order.

  All of the Company's products and services can be ordered through EDI, a sophisticated electronic network that connects the Company's plants, as well as certain of the Company's vendors and customers. Orders can also be transmitted through direct ordering systems. Intricate design specifications for particular jobs also can be electronically transmitted. Order entry through scheduling, processing and shipping are monitored by the Company's computer system and bar coding is available to aid in, and reduce the cost of, tracking material at customer sites.

CUSTOMER BASE

  The Company's customer base is diverse, numbering over 50,000. No customer accounted for more than 2% of the Company's sales in 1995 and the top ten customers accounted for approximately 10% of the Company's sales in 1995. The Company's customer base includes most metal-consuming industries, most of which are cyclical. The Company's shipments (by sales revenue) for 1993, 1994 and 1995 for each class of the Company's customers were as set forth in the table below.

                                                               PERCENTAGE OF
                                                               SALES REVENUE
                                                               ----------------
CLASS OF CUSTOMER                                              1993  1994  1995
- -----------------                                              ----  ----  ----
Machinery manufacturers.......................................  35%   36%   38%
Metal producers and fabricators...............................  25    25    25
Transportation equipment producers............................   9    10    10
Electrical machinery producers................................  10     9     9
Wholesale distributors........................................   4     3     3
Construction-related purchasers...............................   5     4     3
Metal mills and foundries.....................................   3     3     3
Other.........................................................   9    10     9
                                                               ---   ---   ---
  Total....................................................... 100%  100%  100%
                                                               ===   ===   ===

  The Company believes it is particularly well suited to service regional or national customers that value the Company's nationwide network of facilities, broad product and service offerings, technical expertise and emphasis on customer service. The Company believes that many of these customers value the technical capability and single sourcing of most or all of their multiple product needs that the Company is able to provide.

  The Company's flat rolled processing business unit, Ryerson Coil Processing ("Ryerson Coil"), generally serves a customer base that differs from the Company's general line service center business. A large portion of Ryerson Coil's customers have long-term supply contracts with Ryerson Coil. Ryerson Coil's customers often seek large quantities of carbon sheet product that have undergone one or more of the following processes: pickling, cutting to length, slitting, tension levelling, texturing or blanking. Many of Ryerson Coil's approximately 625 customers are in the transportation, appliance, office furniture or cabinetry businesses.

SUPPLIERS

  In 1995, the Company purchased in excess of 2.3 million tons of material from many suppliers, including approximately 400,000 tons from ISC, a wholly-owned subsidiary of ISI. The Company expects to continue purchasing significant amounts of steel from ISC in the future, although there can be no assurance that such purchases will continue. See "Relationship with ISI-- Supply Arrangements." Excluding ISC, the Company's top 25 suppliers accounted for approximately 50% of 1995 purchases.

  Because the Company uses many suppliers and because there is a substantial overlap of product offerings from these suppliers, the Company believes it will be able to meet its materials requirements for the foreseeable future. The Company works with and monitors its suppliers in order to obtain improvements in price, quality, service, delivery and performance. The Company believes it has good relationships with most of its suppliers.

SALES AND MARKETING

  Each of the Company's business units maintains its own sales and marketing force. In addition to its internal sales staff, the Company markets and sells its products through the use of an outside sales force that has extensive product and customer knowledge and through a comprehensive catalog of the Company's products. The Company's internal and external sales staffs include technical and metallurgical personnel. In addition, the Company's technically-oriented marketing department develops advertising materials and maintains product expertise for each of the various types of materials sold and industries serviced by the Company.

  During 1995, the Company began a number of sales and marketing programs which it believes will enhance its ability to grow. As part of this effort, the Company appointed a national sales director to market its products and services to customers with a national presence. These customers typically place orders from each of their plants with local suppliers, resulting in national customers having multiple suppliers for similar products. The Company believes that it can better serve these customers by providing competitive pricing and superior delivery and quality. The Company believes that no competitor of the Company currently has as broad a national coverage as the Company.

  In addition, the Company recently began a sales territory market analysis to improve sales force productivity. One of the primary goals of the analysis is to determine what products can be sold to metal-consuming manufacturers and processors with whom the Company currently does little or no business.

DISTRIBUTION

  The Company has a nationwide distribution network and management information systems that generally enable delivery of a customer's order from the most economic plant location within 24 hours. The Company's management information systems create an integrated network of plants and distribution facilities that has contributed to a reduction in inventory levels and lower overall product delivery costs while improving customer service.

MANAGEMENT INFORMATION SYSTEMS

  The Company operates data processing systems that, among other functions, are used to purchase, monitor and allocate inventory throughout its production facilities. The Company believes that this monitoring enables it to effectively manage inventory costs and achieve improved turnover rates. These systems also include computerized order entry, sales analysis, inventory status, work-in-process status, invoicing and payment. The systems are designed to improve productivity for both the Company and its customers. The Company also uses EDI, which has the advantage of offering customers with EDI capability a paperless process for shipment tracking, customer billing, remittance processing and other routine matters. In addition, an activity-based costing system is available to help the Company measure profitability and facilitate changes in process when needed.

PROPERTIES

  The Company's headquarters are located in Chicago, Illinois. Of the Company's 52 facilities, 45 are owned, five are leased and two are owned in part and leased in part. Additionally, two of the five regional offices are leased. Most leases have initial terms of more than one year and include options to renew. While some of the Company's leases expire in the near term, the Company does not believe that it will have difficulty either renewing such leases or finding alternative sites. The Company's facilities are capable of being utilized at higher capacities, if necessary. The Company believes that its facilities are adequate for the purposes for which they are presently used.

EMPLOYEES

  As of March 31, 1996, the Company employed 4,965 persons. Of these employees, 2,327 were salaried employees and 2,638 were hourly employees. Approximately 40% of the hourly employees were members of various unions, including the United Steelworkers and the Teamsters. The Company's relationship with the various unions generally has been good, but occasional work stoppages have occurred. Over the last five years, work stoppages have occurred at two facilities (approximately 4% of the total), have involved an average of 46 employees and have lasted an average of eight days. The current agreement with the United Steelworkers will expire on July 31, 1996, and agreements with the Teamsters expire on various dates during the period beginning June 30, 1996 and ending May 15, 1999. Excluding these agreements with the United Steelworkers and the Teamsters, one contract covering 27 employees is due to expire in 1996, and four contracts covering 83 employees are due to expire in 1997. While the Company's management does not expect any unresolvable issues to arise in connection with the renewal of any of these contracts, no assurances can be given that any of these contracts will be extended prior to their expiration.

  Prior to April 30, 1996, certain of the Company's employees were eligible to participate in the ISI Pension Plan, a noncontributory defined benefit pension plan. Effective April 30, 1996, that portion of the ISI Pension Plan covering the Company's current and former employees was separated and became the Pension Plan. See "Management--Pension Benefits" and "Relationship with ISI." Almost all employees are covered by Company-provided life insurance and a health benefits plan which provides broad health coverage for employees and their families. Premiums for this health coverage are shared between the Company and its employees. The Company believes that its salary and benefits structure is competitive in the Industry.

COMPETITION

  The Company is engaged in a highly fragmented and competitive Industry. Based on SSCI data, the Company believes that the Industry is comprised of between 750 and 1,000 service centers, operating out of approximately 2,000 locations. In general, competition is based on quality, service, price and geographic proximity. The Company competes with many other general line service centers, specialized service centers and processing centers on a regional and local basis, some of which may have greater financial resources and flexibility than the Company. Some of the Company's competitors are affiliated with foreign steelmakers, which at times can make price competition intense.

  The Company believes that it is well positioned in the Industry because of its large number of locations, highly trained technical sales force, sophisticated computer systems, modern equipment, broad-based inventory and the economies of scale provided by its highly interconnected network of facilities. In addition, the Company believes that it is strong in processing materials, particularly in cutting materials to length, slitting, sawing, plate burning and fabrication. Based upon Industry data, the Company believes that it is the largest general line metals service center in the United States based on sales revenues.

  The Company intends to differentiate itself from the competition based on improved service and quality through investments in systems, equipment, product and service offerings and by attaining a low-cost position compared to many of its competitors. The Company believes that it has initiatives in place that will produce results in these areas and that it is well positioned operationally and financially to make advantageous capital investments and acquisitions.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

  The Company's operations are subject to many federal, state and local regulations relating to the protection of the environment and to workplace health and safety. In particular, the Company's operations are subject to extensive federal, state and local laws and regulations governing waste disposal, air and water emissions, the handling of hazardous substances, environmental protection, remediation, workplace exposure and other matters. The Company's management believes that the Company is presently in substantial compliance with all such laws and does not currently anticipate that the Company will be required to expend any substantial amounts in the foreseeable future in order to meet current environmental, workplace health or safety requirements. However, additional costs and liabilities may be incurred to comply with current and future requirements, which costs and liabilities could have a material adverse effect on the Company's results of operations or financial condition.

  There are no known pending remedial actions or claims relating to environmental matters that are expected to have a material effect on the Company's financial position or results of operations. Some of the properties owned or leased by the Company, however, are located in industrial areas or have a history of heavy industrial use. These properties may potentially incur environmental liabilities in the future that could have a material adverse effect on the Company's financial condition or results of operations.

RYERSON DE MEXICO

  The Company also owns a 50% interest in Ryerson de Mexico, a joint venture with Altos Hornos de Mexico, S.A. de C.V., an integrated steel mill operating in Mexico. Ryerson de Mexico, which was formed in 1994, is a general line metals service center and processor with 18 facilities in Mexico. As of April 30, 1996, the Company's investment in Ryerson de Mexico totalled approximately $18 million. The impact of Ryerson de Mexico on the Company's results of operations has not been material.

PATENTS AND TRADEMARKS

  The Company owns several U.S. patents and U.S. and foreign trademarks, service marks and copyrights. Certain of the trademarks are registered with the U.S. Patent and Trademark Office and, in certain circumstances, with the trademark offices of various foreign countries. The Company's patents expire over various periods of time.

  The Company considers certain other information owned by it to be trade secrets and the Company takes measures to protect the confidentiality and control the disclosure of such information. The Company believes that these safeguards adequately protect its proprietary rights and the Company vigorously defends these rights.

  The Company's operating subsidiaries own or have obtained licenses for various trademarks, service marks, trade names, copyrights, inventions, know-how, trade secrets, confidential information and other intellectual property that are necessary for the conduct of its businesses (collectively, "Intellectual Property"). Neither the Company nor its operating subsidiaries is aware of any claim (or of any facts that would reasonably be expected to result in any such claim) or challenge by any third party that would significantly limit the rights of the Company or its operating subsidiaries with respect to any such Intellectual Property or to challenge the validity or scope of any such Intellectual Property. The Company has no pending claim against a third party with respect to the infringement by such third party to any such Intellectual Property that, if determined adversely to the Company, would individually or in the aggregate have a material adverse effect on the Company's financial condition or results of operations. While the Company considers all of its intellectual property rights as a whole to be important, the Company does not consider any single right to be essential to its operations as a whole.

LEGAL PROCEEDINGS

  From time to time the Company is named as a defendant in legal actions arising in the ordinary course of its business. The Company is not a party to any pending legal proceedings other than routine litigation incidental to its business. Management does not believe that the resolution of these claims will have a material adverse effect on the Company's financial condition or results of operations.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The Company's Directors and executive officers and their ages as of May 1, 1996 are as follows:

               NAME                 AGE                  POSITION
               ----                 ---                  --------
Robert J. Darnall..................  58 Chairman and Director
                                        President, Chief Executive Officer and
Neil S. Novich.....................  41  Director
Jay M. Gratz.......................  43 Vice President, Finance, Chief Financial
                                         Officer and Director
Stephen E. Makarewicz..............  49 President, Tull
Carl G. Lusted.....................  60 President, Ryerson Central
Gary J. Niederpruem................  44 President, Ryerson East
Thomas S. Cygan....................  51 President, Ryerson West
Timothy L. LaPerre.................  49 President, Ryerson Coil
William Korda......................  48 Vice President, Human Resources
Darell R. Zerbe....................  53 Vice President, Information Technology
Lily L. May........................  46 Controller
Vicki L. Avril.....................  41 Treasurer
Charles B. Salowitz................  47 Secretary

  Robert J. Darnall has been Chairman of the Company and Chairman and Chief Executive Officer of Ryerson since April 1995. He formerly was Chairman of the Company from November 1990 to June 1994. He has been President, Chief Executive Officer and a Director of ISI since April 1986 and became Chairman of ISI in 1992. He is also Chairman, President and Chief Executive Officer of ISC and has been a Director of ISC since 1983. He joined ISC in 1962, has served as its Chairman since 1992, as its Chief Executive Officer from 1992 to 1995 and since April 1996 and as its President from 1984 to 1986, 1987 to 1992 and since April 1996. Mr. Darnall is also a Director of Cummins Engine Company, Inc. and Household International, Inc. Although Mr. Darnall devotes a substantial portion of his time to the Company, most of his time is devoted to ISI and its other subsidiaries.

  Neil S. Novich has been President, Chief Executive Officer and Chief Operating Officer of the Company, President of Ryerson and Chairman of Tull since June 1994. Mr. Novich was also appointed a Director of the Company in June 1994. He served as Chairman of Ryerson from June 1994 to April 1995. He was a Senior Vice President of ISI from January 1995 to May 1996 and served as a Vice President of ISI from June 1994 to January 1995. Prior to joining ISI in 1994, he led the Distribution and Logistics Practice at Bain & Company ("Bain"), an international management consulting firm, from 1987 and was employed by Bain beginning in 1981.

  Jay M. Gratz has been Vice President, Finance of the Company since September 1994 and Vice President, Finance and Chief Financial Officer of ISI since May 1996. He was Vice President, Finance of ISC from March 1993 to September 1994 and Vice President, Finance of the Inland Steel Flat Products Company division of ISC from November 1991 to March 1993. Mr. Gratz also served as General Manager of Financial Planning and Analysis of ISI from December 1989 to November 1990 and Manager of Financial Planning and Analysis of ISI from July 1986 to December 1989. Mr. Gratz was appointed a Director in April 1995. Mr. Gratz joined ISC in August 1975.

  Stephen E. Makarewicz has been President, Chief Executive Officer and Chief Operating Officer of Tull since October 1994. Mr. Makarewicz was Vice President and General Manager of Ryerson Chicago from April 1992 to October 1994, Vice President and General Manager of Tull from June 1990 to April 1992 and District Manager for Tull's Charlotte facility from June 1988 to June 1990. Mr. Makarewicz originally joined Tull in September 1983.

  Carl G. Lusted has been President of the Ryerson Central division of Ryerson since August 1990. Mr. Lusted was Vice President and General Manager of Tull from August 1984 to August 1990, Vice President, Merchandising of Tull from January 1983 until August 1984, Vice President, Marketing of Tull from September 1979 to January 1983 and Corporate Secretary of Tull from April 1979 to September 1979. Mr. Lusted originally joined Tull in January 1968.

  Gary J. Niederpruem has been President of Ryerson East since January 1993. He served as General Manager of Ryerson's Buffalo location from August 1985 to January 1993 and General Order Manager of Ryerson's Minneapolis location from November 1980 to August 1985. Mr. Niederpruem joined Ryerson in May 1973.

  Thomas S. Cygan has been President of Ryerson West since November 1994. He served as General Manager of Ryerson's Kansas City location from May 1981 to November 1994. He also served as Inside Sales Manager for Ryerson-Detroit from August 1976 to May 1981 and Inside Sales Manager for Ryerson's Machinery Division from January 1973 to August 1976. Mr. Cygan joined Ryerson in February 1966.

  Timothy L. LaPerre has been President of Ryerson Coil since January 1993. He served as Vice President and General Manager of Ryerson Coil from March 1990 to January 1993. He also served as Executive Vice President and General Manager of Keelor Steel from March 1987 to March 1990. Mr. LaPerre originally joined Keelor in April 1972.

  William Korda has been Vice President of Human Resources of the Company since October 1993. He served as the Company's Manager of Human Resources from August 1992 to October 1993 and as Manager of Benefits and Salary Administration for the Company from January 1991 to August 1992. He also served as a Human Resources Manager for Ryerson from January 1986 to January 1991, Manager of Human Resources Development of ISC from April 1985 to January 1986 and Personnel Manager of ISC from September 1982 to April 1985. Mr. Korda joined ISC in June 1969.

  Darell R. Zerbe has been Vice President, Information Technology and Chief Information Officer of the Company since February 1996. He served as Senior Vice President, Management Information Systems, for Venture Stores, Inc. from 1988 to February 1996. Mr. Zerbe has also been employed by PepsiCo., Inc., Dr. Pepper, Inc., Baxter International, Inc. and Procter & Gamble Co.

  Lily L. May has been Controller of the Company since May 1996. She was Vice President, Finance and Purchasing, and Controller of ISC from January 1995 through May 1996. Prior to that, she was Director of Purchases and Energy of the Inland Steel Flat Products Company division of ISC from November 1993 to January 1995. She also served as Director of Internal Auditing of ISI from February 1992 to November 1993, Director of Corporate Accounting of ISI from February 1991 to February 1992 and Manager of Pension Investment's of ISI from September 1990 to February 1991. Ms. May joined ISC in December 1973.

  Vicki L. Avril has been Treasurer of the Company since February 1994. She has also been Treasurer of Ryerson and Tull since February 1994 and of ISI and ISC since January 1994 and Director-Corporate Planning of ISI since January 1995. In addition, she was Director of Pension Investments and Administration of ISI from June 1991 to January 1995, Assistant Treasurer of ISI from May 1993 to January 1994 and Manager of Distribution Business Development-Corporate Planning and Development from February 1990 to June 1991. Ms. Avril joined ISC in September 1976. Although Ms. Avril devotes a substantial portion of her time to the Company, most of her time is devoted to ISI and its other subsidiaries.

  Charles B. Salowitz has been Secretary of the Company since April 1996. Since September 1995 he has been Secretary of ISI and ISC. He has also been Associate General Counsel of ISI since January 1995. He was an Assistant General Counsel of ISI from July 1989 and Assistant Secretary from July 1989 to September 1995. Mr. Salowitz joined ISC in September 1983. Although Mr. Salowitz devotes a substantial portion of his time to the Company, most of his time is devoted to ISI and its other subsidiaries.

  Within 60 days of the Consummation of the Common Stock Offerings, the Company intends to increase the number of Directors to a total of eight, including three Independent Directors (as defined in the Certificate of Incorporation). The Company intends to appoint the three Independent Directors within 60 days of the consummation of the Common Stock Offerings. The Company's Board of Directors is divided into three classes. Upon the expiration of the term of each class of Directors, the Directors comprising such class will be elected for a three-year term at the annual meeting of stockholders in the year in which such term expires. All officers serve at the discretion of the Board of Directors. The Certificate of Incorporation requires that after the date 60 days after the consummation of the Common Stock Offerings, when any shares of Class A Common Stock are outstanding, at least one-third of the members of the Board of Directors be Independent Directors (as defined in the Certificate of Incorporation), except under specific limited circumstances. The Certificate of Incorporation also requires that the Independent Directors be allocated as evenly as possible among the classes of Directors.

DIRECTORS' COMPENSATION

  Prior to the consummation of the Common Stock Offerings, the Directors were not compensated for their services in such capacity. Pursuant to the terms of the Directors' Compensation Plan, each Director who is not an employee of the Company or any of its subsidiaries or affiliates, will receive an annual retainer of $40,000, which will be paid 50% in shares of Class A Common Stock and 50% in cash, provided that a Director may elect to receive all or any portion of the cash portion of such retainer in shares of Class A Common Stock. Such Directors will also receive $1,000 for each special meeting of the Board of Directors, and for each special committee meeting not held in conjunction with a regular or special meeting of the Board of Directors, attended by them. No fees will be paid for any meeting of the Executive Committee and membership on the Compensation and Nominating Committees is regarded as membership on only one committee for purposes of payment of fees for special meetings. Each Director who serves as chairman of a standing committee of the Board of Directors will receive an additional annual retainer of $4,000. Pursuant to the terms of the Directors' Compensation Plan, each such Director may also elect, prior to January 1 of each year, to defer payment of all or any portion of the retainer and fees to which he or she would otherwise become entitled during such year as a Director of the Company. If a Director becomes a Director during a calendar year, the deferral election may be made within 30 days after he or she becomes a Director and will be effective for the remainder of that year subsequent to the election. Deferred amounts will be distributed in a lump sum or installments in cash or shares of Class A Common Stock, all as elected by the Director at the time of the deferral. Interest on cash deferrals will be credited at the prime rate in effect from time to time at The First National Bank of Chicago (or its successor). Stock deferrals will be credited with dividends paid on shares of Class A Common Stock from time to time. A total of 100,000 shares of Class A Common Stock has been reserved for issuance under the Directors' Compensation Plan, subject to adjustment for certain corporate transactions affecting the number or type of outstanding shares. The Directors' Compensation Plan has been approved by ISI as the sole stockholder of the Company. The Company also pays the premiums on a business accident insurance policy insuring each non-employee Director for amounts up to $500,000.

EXECUTIVE COMPENSATION

  The following table presents the compensation for 1995 paid to the chief executive officer and the four other most highly compensated executive officers of the Company (the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                                 LONG-TERM
                              ANNUAL COMPENSATION           COMPENSATION AWARDS
                         ------------------------------  -------------------------
                                                                      SECURITIES
                                                         RESTRICTED   UNDERLYING
        NAME AND                           OTHER ANNUAL    STOCK        STOCK         ALL OTHER
   PRINCIPAL POSITION     SALARY   BONUS   COMPENSATION  AWARDS(1)  OPTIONS (#)(4) COMPENSATION(2)
   ------------------    -------- -------- ------------  ---------- -------------- ---------------
Robert J. Darnall(3).... $192,778 $143,908   $     0      $47,291        8,370         $ 9,430
 Chairman and Director
Neil S. Novich..........  387,113  400,400         0       84,750       14,000          18,788
 President, Chief
 Executive Officer and
 Director
Jay M. Gratz............  173,752  109,200         0       28,250        4,000           8,696
 Vice President,
 Finance, Chief
 Financial Officer and
 Director
Carl G. Lusted..........  223,384  206,250         0       39,550        7,000          11,181
 President,
 Ryerson Central
Stephen E. Makarewicz...  167,504  125,500    13,333(5)    33,900        6,000           2,533
 President, Tull

- --------

(1) Awards consist of restricted ISI common stock and are valued at the aggregate market value as of the date of grant, based on the closing market price of ISI's common stock on such date. Dividends are paid on such shares to the extent paid on the ISI common stock. The vesting schedule for the restricted stock awards made in 1995 to the executives identified in the table provides that all shares will vest at the end of a three-year period beginning May 24, 1995. However, vesting may be accelerated at the discretion of ISI's Compensation Committee in the event of exceptional individual performance and/or significant progress by ISI or the appropriate business unit in meeting its operating and financial objectives. The number and value of the aggregate restricted stock holdings at December 31, 1995, based on the closing market price of the ISI common stock on December 29, 1995, were: Mr. Darnall, 6,696 shares/$168,237; Mr. Novich, 10,800 shares/$271,350; Mr. Gratz, 5,000 shares/$125,625; Mr. Lusted, 5,800 shares/$145,725; and Mr. Makarewicz, 4,700 shares/$118,088. Effective upon consummation of the Common Stock Offerings, the outstanding shares of restricted ISI common stock held by the Company's employees will be converted into shares of restricted Class A Common Stock, provided that the Compensation Committee may determine that any employee may receive restricted Class A Common Stock with respect to less than all of his or her restricted ISI common stock. See "--Ryerson Tull 1996 Incentive Stock Plan."

(2) Amounts represent the value of vested and unvested employer contributions and allocations to the Inland Steel Industries Thrift Plan and the Inland Steel Industries Non-Qualified Thrift Plan (the "Non-Qualified Thrift Plan") (or, in the case of Mr. Makarewicz, the J. M. Tull Metals Company, Inc. Employees' Profit Sharing Plan).
(3) Amounts shown for Mr. Darnall represent 27.9% of Mr. Darnall's total compensation for 1995. Such percentage is based on the ratio of the Company's operating assets to ISI's consolidated operating assets and was used to determine the percentage of ISI's overhead expenses allocable to the Company for 1995. All of Mr. Darnall's 1995 compensation was paid by ISI.

(4) All options are for ISI common stock. Effective upon consummation of the Common Stock Offerings, the options for ISI common stock held by the Company's officers and employees will be converted into options for Class A Common Stock, provided that the Compensation Committee may determine that any employee may receive options to purchase shares of Class A Common Stock for less than all of his or her options to purchase ISI common stock. See "--Ryerson Tull 1996 Incentive Stock Plan."
(5) Represents reimbursement of relocation expenses and related tax gross-up.

EMPLOYMENT AND CHANGE IN CONTROL AGREEMENTS

  ISI entered into an agreement with Mr. Novich, dated April 8, 1994, providing that he would serve as Vice President of ISI, Chief Operating Officer of the Company and President of Ryerson. Pursuant to the agreement, Mr. Novich received a base annualized salary for calendar year 1994 of $330,000 and an award of $112,900 under the Inland Steel Industries, Inc. Annual Incentive Plan (the "AIP"). In 1994, under the agreement, Mr. Novich received a restricted stock award of 5,000 shares of ISI common stock and a grant of options to purchase 20,000 shares of ISI common stock, each of which vests over a three-year period. ISI also reimbursed Mr. Novich for moving expenses from West Newton Hill, Massachusetts to the Chicago area, including the amount by which the purchase price, plus the cost of capital improvements, as defined by the IRS, of Mr. Novich's home in West Newton Hill exceeded the sales price of such home and an amount sufficient to pay all taxes on the reimbursement such that he would have no after tax cost or loss. This reimbursement totaled $94,034. In addition, Mr. Novich was paid a bonus of $100,000 upon signing the agreement.

  ISI also entered into a severance agreement with Mr. Novich, dated April 8, 1994, providing that, in the event of termination of his employment for any reason other than malfeasance or voluntary termination prior to the third anniversary of his employment with the Company, the Company will pay the present value of (i) his monthly base salary in effect at the time of such termination times the number of months remaining in the 36-month period, plus
(ii) 1/12th of the average annual award paid to him under the AIP or a successor plan times the number of months remaining in the 36-month period. In addition, all of his restricted stock will become fully vested, all options will become fully exercisable and ISI will continue life insurance, disability insurance and dental and health care coverage for Mr. Novich and his immediate family until the third anniversary of his date of hire upon terms consistent with such coverages for active employees until such date.

  ISI entered into an agreement with Mr. Lusted, dated June 27, 1990, providing that upon Mr. Lusted reaching age 62 or at any other mutually agreeable time, ISI will reimburse Mr. Lusted for his reasonable moving expenses from the Chicago area to the Atlanta area, or to any other mutually agreeable location. In connection with such a relocation, ISI has agreed to pay Mr. Lusted the amount, if any, by which the lesser of Mr. Lusted's purchase price or the appraised value of his home in the Chicago area exceeds the net sales price of such home.

  On March 27, 1996, ISI entered into agreements (the "ISI Agreements") with each of the Named Executive Officers, the present terms of which expire on December 31, 1996, but are automatically extended for additional one-year periods thereafter unless ISI gives prior notice that it does not wish to extend such agreements for another year or unless a change in control (as defined below) of ISI or certain other limited events occur. ISI has not given notice of non-renewal. For purposes of the ISI Agreements, a change in control will generally be deemed to have occurred if: (i) with certain limited exceptions, any person becomes the beneficial owner of 40% or more of the combined voting power of ISI's then outstanding securities; (ii) during any two-year period, the majority of the membership of the ISI Board of Directors changes without the approval of two-thirds of the Directors who either were Directors at the beginning of the period or whose election was previously so approved; (iii) the ISI stockholders approve a merger or consolidation of ISI with another company in which ISI's voting securities, in combination with voting securities held by any trustee or fiduciary under any ISI employee benefit plan, do not continue to represent at least 60% of the combined voting power of the voting securities of the surviving entity (excepting certain recapitalizations of ISI); (iv) the ISI stockholders approve a plan of complete liquidation of ISI or an agreement for the sale or disposition by ISI of all or substantially all of its assets; or
(v) there occurs with respect to a Related Company (defined below) a sale or disposition of securities representing 50% or more of the combined voting power of the Related Company's securities, or a merger or consolidation of a Related Company with another company in which a majority-owned direct or indirect subsidiary of ISI does not own at least 50% of the combined voting power of the voting securities of the surviving entity or a sale or disposition of all or substantially all of the assets of a Related Company to a person other than a majority-owned direct or indirect subsidiary of ISI. A "Related Company" is a covered employee's employer (or any direct or indirect parent company of such employer, or subsidiary of such employer that is a significant subsidiary (within the meaning of Rule 405 of the Securities Act) of ISI). A change in control of ISI shall not be deemed to have occurred with respect to any employee, however, if the sale or other transaction includes or involves a sale to the public or a distribution to the stockholders of ISI of more than 50% of the voting securities of the employee's employer or a direct or indirect parent of his or her employer and the employee's employer (or a direct or indirect parent of the employee's employer) agrees to become a successor to ISI under the employee's ISI Agreement.

  The ISI Agreements provide that if a covered executive's employment is terminated within two years after a change in control of ISI either (i) by ISI other than for "cause" or other than as a consequence of death, disability or retirement (all as defined in such agreements), or (ii) by such executive for "good reason," generally relating to a diminution of responsibilities, compensation or benefits or significant relocation of his or her principal office, the executive will receive: (i) a lump-sum payment equal to two times the sum of (a) the executive's current annual base salary plus (b) the executive's average incentive bonus paid for the five years preceding termination of employment; (ii) an amount in cash in lieu of any allocations, unpaid awards or rights under ISI's annual or other incentive compensation plans; (iii) an amount in cash equal to the value of outstanding stock options granted under ISI's stock option plans at specified prices; (iv) an amount in cash equal to the value of shares of common stock awarded or issuable as performance and/or restricted shares under ISI's incentive stock plans; (v) life, disability, accident and health insurance as provided in ISI's insurance programs and financial advisory and outplacement services for a period of 24 months after termination of employment; (vi) an amount in cash in lieu of two years of additional accrued benefits under ISI's pension plan and (vii) legal fees and expenses incurred as a result of such termination. In addition to the foregoing, Mr. Novich's agreement provides that payments under the agreement will not limit or reduce any benefits that he may be entitled to receive pursuant to his severance agreement (discussed above). Each ISI Agreement contains an excise tax "gross-up" provision pursuant to which the executive will be paid an additional amount upon the imposition of any excise tax. While this provision will preserve the benefits receivable under the agreement for the executive, ISI will not be entitled to a federal income tax deduction for a portion of the severance payments provided thereunder.

  The ISI Agreements provide benefits in the event the employee is terminated by ISI for reasons other than cause within 12 months after the occurrence of a "potential change in control" of ISI if a change in control of ISI or certain other limited events occur within 6 months after his or her termination. A "potential change in control" shall be deemed to have occurred for purposes of the agreements if (i) ISI enters into an agreement, the consummation of which would result in the occurrence of a change in control of ISI, (ii) any person (including ISI) publicly announces an intention to take or to consider taking actions which, if consummated, would constitute a change in control, (iii) with certain limitations, any person who is or becomes the owner of securities of ISI representing 9.5% or more of the combined voting power of ISI's then outstanding securities increases such person's beneficial ownership of such securities by 5% or more over the percentage so owned on the date of the agreement, or (iv) the Board of Directors of ISI adopts a resolution that a potential change in control of ISI has occurred for purposes of the agreements. The Common Stock Offerings did not, and the Company and ISI anticipate that a Spin-off will not, constitute a change in control or potential change in control for purposes of the ISI Agreements with respect to employees of the Company. In the event of a Spin-off, employees of the Company will no longer be entitled to benefits under the ISI Agreements.

  The Company will enter into agreements (the "Company Agreements") with each of the named executive officers which will provide benefits substantially similar to those provided under the ISI Agreements in the event that the executive's employment with the Company is terminated following a change in control of the Company (defined to include events with respect to the Company similar to those which constitute a change in control under the ISI Agreement with respect to ISI). To the extent that an executive becomes entitled to benefits under a Company Agreement, no benefits will be payable under the ISI Agreement. Similarly, if the executive becomes entitled to benefits under the ISI Agreement, no benefits will be payable under the Company Agreement. The Common Stock Offerings did not, and the Company and ISI anticipate that a Spin-off will not, constitute a change in control for purposes of the Company Agreements.

PENSION BENEFITS

  Prior to April 30, 1996, certain employees of the Company were eligible to participate in the ISI Pension Plan. Effective April 30, 1996, that portion of the ISI Pension Plan covering the Company's current and former employees was separated and became the Pension Plan. Employees covered by the Pension Plan will be credited with the number of years of service credited to them under the ISI Pension Plan as of the separation date. The following table shows the maximum annual pension benefits payable on a straight life annuity basis to employees in various earnings classifications upon retirement at age 65. All benefit amounts shown in such table are subject to offset based upon Social Security earnings.

                              PENSION PLAN TABLE

    AVERAGE
    ANNUAL
 EARNINGS FOR
 HE APPLICABLET
   YEAR-OF-                       ANNUAL PENSION BENEFITS FOR YEARS OF SERVICE SHOWN
    SERVICE                 --------------------------------------------------------------
    PERIOD                  5 YEARS  10 YEARS 15 YEARS 20 YEARS 25 YEARS 30 YEARS 35 YEARS
- --------------              -------- -------- -------- -------- -------- -------- --------
  $  200,000..............  $ 17,000 $ 34,000 $ 51,000 $ 68,000 $ 85,000 $102,000 $119,000
     400,000..............    34,000   68,000  102,000  136,000  170,000  204,000  238,000
     600,000..............    51,000  102,000  153,000  204,000  255,000  306,000  357,000
     800,000..............    68,000  136,000  204,000  272,000  340,000  408,000  476,000
   1,000,000..............    85,000  170,000  255,000  340,000  425,000  510,000  595,000
   1,200,000..............   102,000  204,000  306,000  408,000  510,000  612,000  714,000
   1,400,000..............   119,000  238,000  357,000  476,000  595,000  714,000  833,000
   1,600,000..............   136,000  272,000  408,000  544,000  680,000  816,000  952,000

  As of April 1, 1996, the Named Executive Officers were credited with the following years of service under the appropriate plan: Robert J. Darnall--33 years; Neil S. Novich--1 year; Jay M. Gratz--20 years; Carl G. Lusted--28 years; and Stephen E. Makarewicz--2 years.

  Pensions are provided under the Pension Plan to eligible employees (including employees who are Directors or officers) who, at retirement, have met certain service or service and age requirements. In general for salaried employees, benefits are based on years of service and individual earnings for the highest consecutive 36-month period of earnings during the last ten 12-month periods of service prior to retirement. For this purpose, earnings generally consist of salary compensation plus bonus compensation as reported in the Summary Compensation Table.

  The Company has established the Company Supplemental Retirement Plan for Covered Employees (the "Supplemental Plan"), which provides supplemental pension benefits to employees of the Company and its affiliates who participate in the Pension Plan and whose benefits under that plan are limited by certain provisions of the Internal Revenue Code of 1986, as amended (the "Code"). The Supplemental Plan is non-contributory and benefits payable under the Supplemental Plan are paid from the general assets of the Company. However, the Supplemental Plan provides that, for any officer or employee with at least five years of service, with annual compensation in excess of $150,000 and who is age 55 or older, the Company may elect to satisfy its obligations for benefits payable upon retirement at age 65 by (i) the purchase of an annuity contract either prior to or at the time of retirement (and a tax gross-up payment to the officer or employee at the time of purchase) or (ii) the payment of a lump sum amount at the time of retirement. Prior to establishing the Supplemental Plan, certain employees of the Company participated in the ISI Supplemental Retirement Plan for Covered Employees and the ISI Special Retirement Benefit Plan for Covered Employees (collectively, the "ISI Supplemental Plans"). The ISI Supplemental Plans provided benefits similar to the Supplemental Plan. The Company has assumed ISI's liabilities under the ISI Supplemental Plans with respect to current and former employees of the Company.

  All accrued benefits under the Pension Plan vest, and all benefits accrued under the Supplemental Plan will become fully and irrevocably vested and distributable to participants as provided by the terms of such plans then in effect, in the event of a change in control (as defined in those plans) of the Company. Any surplus assets under the Pension Plan are to be used to provide additional benefits in the event of a termination, merger or consolidation of the Pension Plan, or a transfer of assets to another plan, within three years of such a change in control, and limitations have been placed on amendments to the Pension Plan within such three-year period. The Common Stock Offerings did not, and the Company and ISI anticipate that a Spin-off will not, constitute a change in control under the Pension Plan or the Supplemental Plan.

  Pension benefits are provided to eligible salaried employees of Tull under a separate benefit schedule of the Pension Plan. The maximum annual pension benefits payable under such schedule are approximately 3% higher than those shown in the above table for comparable earnings and service. Stephen E. Makarewicz is covered by the Tull benefit schedule and credited with 10 years of service under that schedule.

INLAND STEEL INDUSTRIES NONQUALIFIED THRIFT PLAN

  The Company also participates in the Nonqualified Thrift Plan, which provides supplemental benefits to employees of ISI and its affiliates who are eligible to participate in the Inland Steel Industries Thrift Plan (the "ISI Thrift Plan") and whose salary reduction contributions to the ISI Thrift Plan are limited by the Code provision which generally restricts the amount of compensation that can be taken into account under the ISI Thrift Plan. Under the Nonqualified Thrift Plan, eligible employees can elect to defer, on a pre-tax basis, between 1% and 10% of their salary. ISI will match 100% of the deferral, up to 5% of the participant's salary. All amounts contributed pursuant to the Nonqualified Thrift Plan are credited to a bookkeeping account and are credited with hypothetical earnings at the rate of interest earned by the assets in the Stable Value Fixed Income Fund (as defined) under the ISI Thrift Plan. Upon termination of a participant's employment, all amounts credited to his account under the Nonqualified Thrift Plan will be paid in a lump sum from the general assets of ISI within 60 days after the first anniversary of his termination of employment. If a participant terminates employment prior to completing five years of service with ISI (other than on account of certain limited events), he will not be entitled to any of the ISI contributions relating to the two-year period prior to the termination of employment. Special payment rules may apply if the participant terminates employment on account of disability or retirement. Interim distributions may be permitted on account of hardship. All benefits under the Nonqualified Thrift Plan become fully vested upon a change in control (as defined) of ISI. The Common Stock Offerings did not, and the Company and ISI anticipate that a Spin-off will not, constitute a change in control for purposes of the Nonqualified Thrift Plan.

INDIVIDUAL OPTION GRANTS IN 1995

  The following table presents information with respect to (i) individual grants of options for ISI's common stock that were made during 1995 under the ISI Incentive Plan to the Named Executive Officers and (ii) the grant date present value of such options.

                                         INDIVIDUAL GRANTS
                         --------------------------------------------------
                         NUMBER OF   PERCENT OF
                         SECURITIES TOTAL OPTIONS
                         UNDERLYING  GRANTED TO     EXERCISE                GRANT DATE
                          OPTIONS   EMPLOYEES IN     PRICE      EXPIRATION   PRESENT
NAME                     GRANTED(1)  FISCAL YEAR  ($/SHARE)(2)     DATE      VALUE(3)
- ----                     ---------- ------------- ------------ ------------ ----------
Robert J. Darnall.......   30,000        6.4%        $28.50    May 23, 2005  $376,200
Neil S. Novich..........   14,000        3.0          28.50    May 23, 2005   175,560
Jay M. Gratz............    4,000        0.8          28.50    May 23, 2005    50,160
Carl G. Lusted..........    7,000        1.5          28.50    May 23, 2005    87,780
Stephen E. Makarewicz...    6,000        1.3          28.50    May 23, 2005    75,240

- --------

(1) All options are for ISI common stock and were granted on May 24, 1995. They become exercisable with respect to 50% of the shares after May 24, 1996 and are fully exercisable after May 24, 1997. Options granted in 1995 to each of these executives are transferable, with the advance written consent of ISI's Compensation Committee of the Board of Directors, to (i) a spouse or descendants, (ii) to a trust for the benefit of the optionee, his spouse or descendants or (iii) as a charitable contribution. See "-- Employment and Change in Control Agreements" for provisions relating to payout of options upon a change in control of ISI or the Company. Effective upon consummation of the Common Stock Offerings, the options for ISI common stock held by the Company's officers and employees will be substituted with options for Class A Common Stock in accordance with the methodology described in Section 424 of the Code and regulations thereunder, provided that the Compensation Committee may determine that any employee may receive Substitute Options with respect to less than all of his or her options on ISI common stock. See "--Ryerson Tull 1996 Incentive Stock Plan."

(2) The exercise price is equal to the average of the high and low price of ISI's common stock on the NYSE Composite Transactions on the date of grant. The exercise price may be paid by delivery of already-owned shares and an optionee may elect to have ISI withhold shares of ISI common stock (or accept already-owned shares) to satisfy tax withholding obligations with respect to option exercises or payments.

(3) In accordance with Commission rules, the Black-Scholes option pricing model was chosen to estimate the grant date present value of the options granted during 1995. Use of this model should not be construed as an endorsement of the model's accuracy at valuing options. The following assumptions were made for purposes of calculating the present value of the options as of the grant date: the option term is ten years, the volatility of ISI's common stock is 35.215% (calculated using daily stock prices for the one-year period prior to the grant date), the ten-year risk-free interest rate is 6.63%, the annualized dividend rate is $0.20 per share and a reduction of approximately 20.16% reflects the probability of (i) forfeiture due to termination prior to vesting and (ii) a shortened option term due to termination of employment prior to the option expiration date. The value of the options granted in 1995 depends upon the actual performance of ISI's common stock during the applicable period; the actual value, if any, that an optionee will realize upon exercise of an option will depend on the excess of the market value of ISI's common stock over the exercise price on the date the option is exercised.

AGGREGATED OPTION EXERCISES IN 1995 AND YEAR-END OPTION/SAR VALUES

  The following table presents the number of securities underlying the option/SAR holdings of the Named Executive Officers at the end of 1995 and the value of such holdings. No options for shares of ISI common stock or SARs were exercised by the Named Executive Officers during 1995.

                                                                   VALUE OF
                                                                 UNEXERCISED
                                        NUMBER OF SECURITIES     IN-THE-MONEY
                                       UNDERLYING UNEXERCISED  OPTIONS/SARS AT
                                       OPTIONS/SARS AT FISCAL FISCAL YEAR-END(1)
                                       YEAR-END (EXERCISABLE/   (EXERCISABLE/
                                           UNEXERCISABLE)       UNEXERCISABLE)
                                       ---------------------- ------------------
Robert J. Darnall.....................     125,667/58,333        $101,250/$0
Neil S. Novich........................      17,000/31,000            0/0
Jay M.Gratz...........................      15,467/8,333             0/0
Carl G. Lusted........................      18,300/14,500            0/0
Stephen E. Makarewicz.................      13,750/7,750             0/0

- --------
(1) All such options are for ISI common stock; value is based on the closing price of ISI's common stock on the NYSE Composite Transactions on December 29, 1995.

RYERSON TULL 1996 INCENTIVE STOCK PLAN

  The Company has adopted, and ISI has approved, the Incentive Stock Plan. Long-term incentive compensation grants may be made by the Compensation Committee under the Incentive Stock Plan. These grants and awards may consist of stock options (both incentive and nonqualified), stock appreciation rights, restricted stock awards and performance awards, or combinations thereof. Stock options and stock appreciation rights may be granted at not less than 100% of the fair market value of the Class A Common Stock on the date of grant and are generally exercisable for a period not exceeding ten years. Restricted stock awards, consisting of shares of Class A Common Stock, are contingent on continuing employment with the Company for specified periods, and performance awards, payable in shares of Class A Common Stock or cash, are contingent on the achievement over specified periods of such performance objectives as shall be established by the Compensation Committee. Restricted stock awards may also be contingent upon the achievement of performance measures. Grants and awards made by the Compensation Committee under the Plan are intended to provide executive officers not only with additional incentives for outstanding individual performance but also with the opportunity to acquire an ownership stake in the Company, thereby more closely aligning their interests with those of the stockholders. Upon a change in control (as defined below) of the Company, with certain exceptions: (i) the value of all outstanding stock options, stock appreciation rights and restricted stock awards (whether or not then fully exercisable or vested) will be cashed out at specified prices as of the date of the change in control, except that (a) any stock options or stock appreciation rights outstanding for less than six months will not be cashed out until six months after the applicable date of grant and (b) the Compensation Committee may provide for immediate vesting instead of cashing out of restricted stock awards and (ii) all outstanding performance awards will be cashed out in the amounts and manner determined by the Compensation Committee.

  For purposes of the Incentive Stock Plan, a change in control of the Company shall generally be defined in the same manner as under the Company Agreements. The Common Stock Offerings did not, and the Company and ISI anticipate that a Spin-off will not, constitute a change in control of the Company for purposes of the Incentive Stock Plan.

  Generally, a participant who is granted a stock option will not be subject to federal income tax at the time of grant and the Company will not be entitled to a tax deduction by reason of such grant. Upon exercise of a nonqualified option, generally the difference between the option price and the fair market value of the Class A Common Stock on the date of exercise will be considered ordinary income to the participant and generally the Company will be entitled to a corresponding tax deduction.

  Upon exercise of an incentive stock option, no taxable income will be recognized by the participant and the Company is not entitled to a tax deduction by reason of such exercise. However, if Class A Common Stock purchased pursuant to the exercise of an incentive stock option is sold within two years from the date of grant or within one year after the transfer of such Class A Common Stock to the participant, then the difference, with certain adjustments, between the fair market value of the Class A Common Stock at the date of exercise and the option price will be considered ordinary income to the participant and generally the Company will be entitled to a corresponding tax deduction. If the participant disposes of the Class A Common Stock after such holding periods, any gain or loss upon such disposition will be treated as a capital gain or loss and the Company will not be entitled to a deduction.

  The maximum number of shares of Class A Common Stock reserved for issuance under the Incentive Stock Plan is 2,300,000, subject to adjustment as provided in the Incentive Stock Plan to reflect certain corporate transactions affecting the number or type of outstanding shares.

  NEW PLAN BENEFITS

  It is currently estimated that approximately 100 Company employees will be eligible to participate in the Incentive Stock Plan. No determinations have been made concerning the issuance of awards under the Incentive Stock Plan, other than the issuances of shares of restricted Class A Common Stock and options to purchase shares of Class A Common Stock in exchange for certain outstanding restricted shares of ISI common stock and options to purchase ISI common stock, as described below.

  Effective upon consummation of the Common Stock Offerings, shares of restricted stock under the Incentive Stock Plan will be substituted for outstanding shares of restricted stock that were granted to employees of the Company under the Inland 1995 Incentive Stock Plan and prior ISI plans (collectively, the "ISI Incentive Plans"). Generally, the number of restricted shares of Class A Common Stock to be substituted shall bear the same ratio to the number of restricted shares of ISI common stock held by the employee as the average value (defined below) of a share of ISI common stock bears to the average value of a share of Class A Common Stock. Average value with respect to a share of ISI common stock or Class A Common Stock means the average closing price of such stock for the first ten trading days following the consummation of the Common Stock Offerings. Similarly, options granted under the Incentive Stock Plan ("Substitute Options") will be substituted for outstanding options granted to employees of the Company under the ISI Incentive Plans, with the number of shares of Common Stock that will be subject to the Substitute Options and the exercise price thereof determined in accordance with Section 424 of the Code and regulations thereunder. The Compensation Committee may determine, however, that any employee may receive restricted shares of Class A Common Stock or Substitute Options with respect to less than all of his or her outstanding restricted stock or options under the ISI Incentive Plans.

  The following table sets forth the number of shares of restricted Class A Common Stock and the number of shares of Class A Common Stock subject to options to be substituted for restricted shares of ISI common stock and options to purchase ISI common stock (assuming that as of the applicable valuation date the value of a share of ISI common stock is $22.875 (the last reported sales price on the NYSE on May 21, 1996), that the value of a share of Class A Common Stock is $17.50 (the mid-point of the offering range set forth on the cover page of the Common Stock Offerings prospectus)) and that no shares of ISI common stock or options to purchase shares of ISI common stock held by Company officers who are also ISI officers will be converted into shares of restricted Class A Common Stock or options to purchase shares of Class A Common Stock for (i) the Named Executive Officers, (ii) the Company's executive officers, as a group, and (iii) all employees, including all current officers who are not executive officers of the Company, as a group.

                    RYERSON TULL 1996 INCENTIVE STOCK PLAN

                                     NUMBER OF SHARES      NUMBER OF SHARES
        NAME AND POSITION         OF RESTRICTED STOCK(1) SUBJECT TO OPTIONS(1)
        -----------------         ---------------------- ---------------------
Robert J. Darnall................              0                      0
 Chairman and Director
Neil S. Novich...................         14,117                117,643
 President, Chief Executive
  Officer and Director
Jay M. Gratz.....................              0                      0
 Vice President, Finance, Chief
  Financial Officer and Director
Carl G. Lusted...................          3,660                 74,324
 President, Ryerson Central
Stephen E. Makarewicz............          2,876                 51,632
 President, Tull
Executive Group..................         31,633                418,645
Non-Executive Officer Employee
 Group...........................          7,516                452,253

- --------

(1) Assumes that no shares of restricted ISI common stock or options to purchase shares of ISI common stock held by Company officers who are also ISI officers will be converted into shares of restricted Class A Common Stock or options to purchase shares of Class A Common Stock.

                             RELATIONSHIP WITH ISI

DIVIDENDS

  On           , 1996, the Company declared a dividend payable in cash to ISI
in the amount of $     million equal to the estimated net proceeds of the
Common Stock Offerings and a dividend consisting of the Note Payable. The net proceeds of the Common Stock Offerings were used to pay the cash dividend and are not available to the Company. The net proceeds of the Offering, together with a portion of the Company's available cash and/or borrowings under credit facilities, will be used to discharge the Note Payable. On May 20, 1996, the Company also paid the May 1996 Dividend.

SHARED MANAGEMENT

  Mr. Darnall, Chairman of the Board and a Director, Mr. Gratz, Vice President, Finance, Chief Financial Officer and a Director, Ms. Avril, Treasurer, and Mr. Salowitz, Secretary, are also executive officers of ISI. Upon consummation of the Common Stock Offerings, the Company and ISI also will have four common Directors. The Company expects that such arrangements will continue for the foreseeable future. Until May 1996, Mr. Novich, President, Chief Executive Officer and a Director, was also an executive officer of ISI. See "Management--Executive Officers and Directors."

POTENTIAL DISTRIBUTIONS AND OTHER TRANSACTIONS

  The Company is controlled by ISI, which beneficially owns all of the outstanding Class B Common Stock, representing approximately 96.3% of the aggregate voting power of all of the Company's outstanding Common Stock (95.8% if the over-allotment options granted to the Underwriters in the Common Stock Offerings are exercised in full). ISI has advised the Company that ISI may hold such stock indefinitely, may distribute all or a part of such stock (in the form of Class A Common Stock) to ISI's stockholders by means of a Spin-off or may sell such stock (in the form of Class A Common Stock) to third parties in one or more transactions, although it has no commitments or understandings to do any of the foregoing. The completion of any such transaction would be subject to a number of factors, including a determination by the Board of Directors of ISI that such a transaction would be in the best interest of its stockholders, and in the case of a Spin-off, could be subject to the receipt of a favorable ruling from the IRS or an opinion of counsel as to the tax-free nature of such transaction.

SUPPLY ARRANGEMENTS

  During 1995, the Company purchased approximately 400,000 tons of steel having a value of $177 million from ISC, a wholly-owned subsidiary of ISI. Purchases of steel from ISC amounted to $174 million in 1993 and $184 million in 1994. The terms of these arrangements were negotiated between the Company and ISC and are similar to other large supply arrangements the Company has with other suppliers. The Company expects to continue purchasing significant amounts of material from ISC, although there can be no assurances that such purchases will continue. All future transactions, if any, will continue to be on an arm's length basis. ISC also buys material from the Company, which purchases amounted to approximately $11 million in each of 1993 and 1994 and approximately $12 million in 1995, and may continue to buy material from the Company in the future.

SUPPORT SERVICES; INDEMNIFICATION AND CORPORATE SEPARATENESS

  Concurrent with the consummation of the Common Stock Offerings, the Company and ISI entered into a corporate separation agreement (the "Corporate Separation Agreement") relating to, among other things, the provision of support services by ISI to the Company, indemnification by and between the Company and ISI, and procedures intended to maintain separation between the Company and ISI.

  In the past, ISI has provided certain support services to the Company in the following areas: finance (including tax administration, cash management, pension and employee benefit plan administration, auditing and corporate communications), legal (including public affairs and corporate secretary), human resources and information technology, as well as senior management services. Charges by ISI to the Company for these services amounted to $7.4 million in each of 1993 and 1994 and $6.8 million in 1995. The Corporate Separation Agreement provides that ISI will continue to provide these services to the Company for a period of five years, cancellable by either party upon 60 days written notice to the other party or immediately by mutual consent of the parties. The Corporate Separation Agreement provides that, consistent with past practice, specific distinguishable costs incurred by ISI in providing services to the Company will be charged to the Company and that other support costs will be allocated to the Company based on the percentage of ISI consolidated operating assets attributable to the Company.

  The Corporate Separation Agreement also provides that the Company on the one hand, and ISI and its other subsidiaries on the other, will indemnify each other for losses, claims and damages that they may suffer or for which they may become liable, including those relating to tax, environmental, ERISA and pension liabilities, that arise out of the relationship of the parties prior to the Common Stock Offerings or as a result of ISI's control of the Company.

  Provisions intended to maintain the existence of the Company and ISI as separate corporate entities also are included in the Corporate Separation Agreement. Such provisions provide that, among other things: other than the Company's Chairman, no more than one-half of the Company's executive officers will be officers or employees of ISI or any of its other subsidiaries; the Company and ISI each will maintain its assets separate from those of the other and the other's subsidiaries; the Company and ISI each will account for and manage its liabilities separately from those of the other and the other's subsidiaries; the Company will maintain offices separate from the offices of ISI and ISI's other subsidiaries; and, other than the ESOP Guarantee, the Company and ISI each will not pledge its assets for the benefit of, or grant guarantees or otherwise hold out its credit as being available to satisfy the obligations of, the other or any of the other's subsidiaries. These provisions automatically terminate when ISI's voting control falls below 50% of all votes that may be cast by the holders of Class A Common Stock and Class B Common Stock voting together as a class.

TAX SHARING ARRANGEMENTS

  The Company, ISI and ISC are parties to a tax-sharing agreement under which current and deferred federal income tax provisions are determined for each company in the ISI group on a stand-alone basis. Any current tax liability for any member of the ISI group, including the Company, is paid to ISI. If the Company is unable to use all of its allocated tax attributes (net operating loss and tax credit carryforwards) in a given year but other companies in the consolidated group are able to utilize them, then ISI will pay the Company for the use of such tax attributes. A state tax sharing agreement, similar to the agreement described above with respect to federal taxes, also exists with ISI for those states in which the consolidated group is charged state taxes on a unitary or combined basis.

CROSS-LICENSE AGREEMENT

  On           , 1996, the Company and ISI entered into a cross-license
license agreement (the "Cross-License Agreement") pursuant to which the Company licensed on a royalty-free basis the "Ryerson" tradename for use by Inland International Inc. and its affiliates and pursuant to which ISI licensed on a royalty-free basis the ISI "red diamond" trademark for use by the Company. The Cross-License Agreement terminates automatically (i) upon the sale or transfer by Ryerson Tull, in one or more transactions, of assets or earning power aggregating 50% or more of the assets or earning power of Ryerson Tull to any person other than ISI or any of ISI's wholly-owned subsidiaries or (ii) at any time that the number of outstanding shares of Class B Common Stock represents less than 50% of the total number of outstanding shares of Class A Common Stock and Class B Common Stock. The Cross-License Agreement may also be terminated by either party upon 60 days' written notice to the other party or immediately by mutual consent of Ryerson Tull and ISI.

GUARANTOR ARRANGEMENT

  Ryerson is the guarantor of the ESOP Trust's obligation to repay principal amounting to $110.8 million as of March 31, 1996 plus accrued interest. The notes are payable in installments through July 2004 and bear interest rates ranging from 7.96% to 8.80%. Ryerson could be required to make payments pursuant to the guarantee after a failure by ISI to provide funds to cover any deficiency in the ESOP Trust.

PENSIONS

  Prior to April 30, 1996, certain Company employees were eligible to participate in the ISI Pension Plan. In 1995, ISI elected to change the measurement date for pension plan assets and liabilities from December 31 to September 30 in order to provide for more timely information and to achieve administrative efficiencies in the collection of data. The change in the measurement date had no effect on 1995 pension expense and had an immaterial impact on the 1995 funded status. At September 30, 1995, the market value of the ISI Pension Plan assets totaled $1.92 billion. The ISI Pension Plan's accumulated benefit obligation as of such date was $1.96 billion and the projected benefit obligation as of such date was $2.05 billion. For financial reporting purposes, the funded status of the ISI Pension Plan has appeared very volatile over the past several years. This volatility is due to significant fluctuations in the interest rate on high-grade fixed-income obligations that must be used for valuing pension liabilities. This rate increased from 7.25% in 1993, a twenty year low, to 8.8% in 1994 and decreased to 7.75% in 1995. ISI was required to record a $102.6 million additional pension liability, offset by an intangible pension asset, on its year-end 1995 balance sheet. In 1995, ISI contributed 3.9 million shares of its common stock with an estimated aggregate value of $100 million to the ISI Pension Plan. This contribution, ISI's first since 1984, strengthened the plan's funded status. In 1995, the Company paid $13.1 million to ISI for its share of this contribution.

  Effective April 30, 1996, that portion of the ISI Pension Plan covering the Company's current and former employees was separated and became the Pension Plan. The Pension Plan assumed the liabilities of the ISI Pension Plan attributed to current and former Company employees and a corresponding percentage of the assets. If the Pension Plan had been in existence at the September 30, 1995 valuation date of the ISI Pension Plan, the Company's projected benefit obligation would have been $266 million and the Company's share of the Pension Plan assets would have been $249 million, resulting in an under-funding of $17 million for financial reporting purposes. However, under ERISA funding guidelines, which take a longer term view in determining the interest rate to use in valuing liabilities, no contribution will be required for the ISI Pension Plan or the Pension Plan in 1996. The separation will not have a material impact on the financial statements of the Company.

                             PRINCIPAL STOCKHOLDER

  ISI owns 100% of the Class B Common Stock and, accordingly, owns Common Stock representing approximately 86.7% of the economic interest in the Company (85% if the Underwriters' over-allotment options in the Common Stock Offerings are exercised in full) and representing approximately 96.3% of the combined voting power of the Company's outstanding Common Stock (or 95.8% if such Underwriters over-allotment options in the Common Stock Offerings are exercised in full). Under certain circumstances, the Class B Common Stock converts to Class A Common Stock, including upon transfer by ISI of Class A Common Stock to a non-affiliate. The address of ISI is 30 West Monroe Street, Chicago, Illinois 60603.

                            OWNERSHIP OF ISI STOCK

  The following table presents, as of May 21, 1996, the ISI equity securities beneficially owned (as that term is defined by the Commission) by all Directors of the Company, the Named Executive Officers and the Directors and executive officers as a group, in each case, except as indicated, with sole voting and investment power. ISI common stock, in each case, includes ISI preferred stock purchase rights distributed in 1987 to holders of ISI common stock. The shares of ISI Series E ESOP Convertible Preferred Stock (the "ISI Series E ESOP Preferred Stock") shown as beneficially owned by the executive officers are held for their respective accounts in the ISI Thrift Plan and could be converted upon retirement or other termination of employment into an equal number of shares of ISI common stock (subject to adjustment in certain events). Excluded from the number of shares of ISI Series E ESOP Preferred Stock listed as beneficially owned are allocated shares of ISI Series E ESOP Preferred Stock that the ESOP Trustee is required to vote or dispose of in the manner and proportion in which allocated shares are directed to be voted or disposed of.

                                                         AMOUNT AND NATURE
                               AMOUNT AND NATURE OF        OF BENEFICIAL
                               BENEFICIAL OWNERSHIP  OWNERSHIP OF ISI SERIES E
                              OF ISI COMMON STOCK(1)  ESOP PREFERRED STOCK(2)
                              ---------------------- -------------------------
Robert J. Darnall............        230,102                   1,791
Neil S. Novich...............         51,899                     339
Jay M. Gratz.................         29,200                   1,076
Carl G. Lusted...............         34,965                   1,240
Stephen E. Makarewicz........         22,699                     427
All Directors and Executive
 Officers as a Group
 (13 persons)................        486,116                  10,338

- --------

(1) Excludes shares of ISI common stock into which ISI Series E ESOP Preferred Stock may be converted. No Director or Named Executive Officer individually owns 1% or more of the outstanding ISI common stock; all Directors and executive officers as a group own 1.0% of the outstanding ISI common stock. Includes shares held jointly with other persons, as follows--Mr. Darnall-290 and all Directors and executive officers as a group-1,281; shares which the following have the right to acquire under options exercisable within 60 days of May 1, 1996--Mr. Darnall-169,000, Mr. Novich-41,000, Mr. Gratz-21,800, Mr. Lusted-29,300, Mr. Makarewicz-18,500, and all Directors and executive officers as a group-377,035; and shares of ISI common stock held under restricted stock awards as follows-- Mr. Darnall-12,000, Mr. Novich-10,800, Mr. Gratz-4,400, Mr. Lusted-2,800,
    Mr. Makarewicz-2,200, and all Directors and executive officers as a group-44,600. Also includes 250 shares of ISI common stock held by the spouse of an executive officer, for which beneficial ownership is disclaimed.

(2) Each Named Executive Officer individually owns, and all executive officers as a group collectively own, less than 1% of the ISI Series E ESOP Preferred Stock.

                             DESCRIPTION OF NOTES

GENERAL

  The Notes are to be issued under an indenture dated as of                ,
1996 (the "Indenture") between the Company and                     , as
trustee (the "Trustee").

  The terms of the Notes include those stated in the Indenture and those made part of the Indenture by the Trust Indenture Act of 1939, as amended. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to and qualified in their entirety by reference to the applicable provisions of the Indenture, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. Wherever particular sections, articles or defined terms of the Indenture are referred to herein, such sections, articles or defined terms shall be as specified in the Indenture. Capitalized terms not otherwise defined below or elsewhere in this Prospectus shall have the respective meanings given such terms in the Indenture.

  The    % Notes and the    % Notes are unsecured obligations of the Company
and will rank pari passu with each other and with all other unsecured and unsubordinated indebtedness of the Company, including borrowings under the New Credit Facility. As of March 31, 1996, the Company had no indebtedness outstanding that would rank ahead of the Notes. As of such date, however, the Company's subsidiaries had outstanding indebtedness aggregating $23.1 million, and had guaranteed indebtedness aggregating $110.8 million, that would in effect rank ahead of the Notes. The Indenture does not limit the aggregate principal amount of securities that can be issued thereunder and provides that debt securities may be issued thereunder from time to time in one or more series.

  The Notes will bear interest at the rates per annum shown on the cover page
of this Prospectus, payable semiannually on              and              of
each year (each an "Interest Payment Date") from              , 1996 (or from
the most recent Interest Payment Date to which interest has been paid or provided for) to the Holders listed in the Security Register at the close of
business on the preceding                 or                , as the case may
be, next preceding such Interest Payment Date (each, a "Regular Record Date"). Interest shall be computed on the basis of a 360-day year comprised of twelve 30-day months. The Notes will be issued in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof. Principal and interest will be payable at the office or agency of the Company in the Borough of Manhattan, City of New York, and the principal office of the
Trustee in the City of                . In addition, unless the Notes are in
registered global form, payment of interest may, at the option of the Company, be made by check mailed to the address of the holder as it appears in the Security Register on the Regular Record Date. No service charge will be made for any registration, transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other government charge payable in connection with certain transfers or exchanges.

BOOK-ENTRY SYSTEM

  The    % Notes and the    % Notes will be issued in the form of one or more
fully registered global notes (collectively, the "Global Notes"), which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary") and registered in the name of the Depositary's nominee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary.

  The Depositary has advised the Company as follows: the Depositary is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Depositary was created to hold securities of institutions that have accounts with the Depositary ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The Depositary agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and bylaws and requirements of law.

  Upon the issuance of the Global Notes, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Notes represented by such Global Notes to the accounts of participants. The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in the Global Notes will be limited to participants or persons that may hold interests through participants. Ownership of interests in the Global Notes will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) and such participants (with respect to the owners of beneficial interest in the Global Notes through such participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in the Global Notes.

  So long as the Depositary, or its nominee, is the registered holder and owner of the Global Notes, the Depositary or such nominee, as the case may be, will be considered the sole owner and holder thereof for all purposes of such Notes and under the Indenture. Except as set forth below, owners of beneficial interests in the Global Notes will not be entitled to have the Notes represented by such Global Notes registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered to be the owners or holders of any Notes under the Indenture. Accordingly, each person owning a beneficial interest in the Global Notes must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of Notes under the Indenture or the Global Notes. The Company understands that under existing industry practice, in the event the Company requests any action of holders of Notes or an owner of a beneficial interest in the Global Notes desires to take any action that the Depositary, as the holder of the Global Notes, is entitled to take, the Depositary would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  Payment of principal of and interest on Notes represented by the Global Notes registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the Global Notes.

  The Company expects that the Depositary, upon receipt of any payment of principal or interest in respect of the Global Notes, will credit immediately participants' accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of the Depositary. The Company also expects that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interests in the Global Notes owning through such participants.

  Unless and until they are exchanged in whole or in part for certificated Notes in definitive form, the Global Notes may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary.

  The Notes represented by the Global Notes are exchangeable for certificated Notes in definitive registered form in denominations of $1,000 and in any greater amount that is an integral multiple thereof if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for the Global Notes or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act, (ii) the Company in its discretion at any time determines not to have all of the Notes represented by the Global Notes and notifies the Trustee thereof or (iii) an Event of Default with respect to the Notes has occurred and is continuing. Any Notes that are exchangeable pursuant to the preceding sentence are exchangeable for certificated Notes issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, the Global Notes are not exchangeable except for the Global Note or Global Notes of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

REDEMPTION

  The Notes will be subject to redemption, in whole or in part, at any time or from time to time, at the option of the Company on at least 30 days' prior notice by mail at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day
year consisting of twelve 30-day months) at the Treasury Rate plus     basis
points in the case of the   % Notes, or    basis points in the case of the   %
Notes, plus in each case accrued but unpaid interest to the date of redemption. On and after the date of redemption, interest will cease to accrue on the Notes or portions of Notes called for redemption on such date. Notes may be redeemed in part but only in integral multiples of $1,000.

  "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for such Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

  "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

  "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

  "Reference Treasury Dealer" means Goldman, Sachs & Co. and CS First Boston Corporation, and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer") the Company shall substitute therefor another Primary Treasury Dealer.

  "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

  Any notice to the Holders of such a redemption need not set forth the redemption price but need only set forth the calculation thereof as described in the first paragraph of this section entitled "Redemption." The redemption price, calculated as aforesaid, shall be set forth in an Officers' Certificate delivered to the Trustee no later than two business days prior to the redemption date.

  No sinking fund shall be established for the benefit of the Notes.

CERTAIN COVENANTS OF THE COMPANY

  Unless otherwise specified below, all accounting terms used herein are to be interpreted, all accounting determinations under the Indenture are to be made, and all financial statements required thereunder are to be prepared (except for changes concurred in by the Company's independent public accountants) in accordance with generally accepted accounting principles applied on a basis consistent with the audited consolidated financial statements of the Company as of December 31, 1995; provided that, if the Company or any Restricted Subsidiary has adopted since such date or adopts at any time after the date of the Indenture a change in accounting principles from those used in preparing such consolidated financial statements that affects in any material respect the computation of or compliance with any of the covenants contained in the Indenture, then, unless the Indenture shall have been amended to modify the covenants in the Indenture to take account of such change in accounting principles, the Company shall continue to compute all financial restrictions and ratios contained in such covenants based on accounting principles in effect prior to the adoption of such change.

  LIMITATION ON SECURED DEBT

  The Company may not, nor may it permit any Restricted Subsidiary to, Incur any Debt secured by a Lien on any (i) Principal Property or any part thereof,
(ii) Capital Stock of a Restricted Subsidiary now owned or hereafter acquired by the Company or by any Restricted Subsidiary or (iii) Debt of a Restricted Subsidiary owed to the Company or to any Restricted Subsidiary, without in any such case under clause (i), (ii) or (iii) effectively providing that the Notes are secured equally and ratably with (or, at the Company's option, prior to) such secured Debt and any other Debt required to be so secured, unless the aggregate amount of all such secured Debt outstanding at such time, plus all Attributable Debt of the Company and its Restricted Subsidiaries with respect to Sale and Leaseback Transactions involving Principal Properties outstanding at such time (with the exception of such transactions that are excluded as described under "Limitation on Sale and Leaseback Transactions" below), would not exceed 10% of Consolidated Net Tangible Assets.

  The restriction in the foregoing paragraph shall not apply to, and there will be excluded from Debt in any computation under such restriction, (i) Debt secured by a Lien in favor of the Company or a Restricted Subsidiary, (ii) Debt secured by a Lien in favor of governmental bodies to secure progress or advance payments or payments pursuant to contracts or statute, (iii) Debt secured by a Lien on property, Capital Stock or Debt existing at the time of acquisition thereof (including acquisition through merger, consolidation or otherwise) and not Incurred in anticipation thereof, (iv) Debt Incurred or Guaranteed to finance the acquisition of property, Capital Stock or Debt, or to finance construction on, or improvement or expansion of, property, which Debt is incurred within 180 days of such acquisition or completion of construction, improvement or expansion, and is secured solely by a Lien on the property, Capital Stock or Debt acquired, constructed, improved or expanded,
(v) Debt consisting of industrial revenue or pollution control bonds or similar financing secured solely by a Lien on the property the subject thereof, (vi) secured Debt outstanding on the date of the Indenture or (vii) any extension, renewal, refunding or replacement of any Debt referred to in clauses (iii), (iv) and (vi) above.

  LIMITATION ON SALE AND LEASEBACK TRANSACTIONS

  Neither the Company nor any Restricted Subsidiary may enter into any Sale and Leaseback Transaction involving any Principal Property or any part thereof after the date of original issuance of the Notes unless the aggregate amount of all Attributable Debt of the Company and its Restricted Subsidiaries with respect to such transactions outstanding at such time, plus all secured Debt outstanding at such time to which the restriction described under "Limitation on Secured Debt" above applies, would not exceed 10% of Consolidated Net Tangible Assets.

  The restriction in the foregoing paragraph shall not apply to, and there shall be excluded from Attributable Debt in any computation under such restriction, any Sale and Leaseback Transaction if (i) the lease is for a period of not in excess of three years, including renewal rights, (ii) the lease secures or relates to industrial revenue or pollution control bonds or similar financing, (iii) the transaction is between the Company and a Restricted Subsidiary or between Restricted Subsidiaries, or (iv) the Company or such Restricted Subsidiary, within 270 days after the sale is completed, applies an amount equal to the greater of (a) the net proceeds of the sale of the Principal Property or part thereof leased or (b) the fair market value of the Principal Property or part thereof leased either to (1) the retirement (or open market purchase) of Notes, other Funded Debt of the Company ranking on a parity with or senior to the Notes or Funded Debt of a Restricted Subsidiary or (2) the purchase by the Company or any Restricted Subsidiary of other property, plant or equipment related to the business of the Company or any Restricted Subsidiary having a value at least equal to the value of the Principal Property or part thereof leased.

  LIMITATIONS ON RESTRICTED PAYMENTS

  The Company may not, nor will it permit any Restricted Subsidiary to, directly or indirectly (i) declare or pay any dividend or make any distribution on account of the Company's Capital Stock (other than dividends or distributions payable in Capital Stock (other than Disqualified Stock) of the Company or dividends or distributions payable to the Company or any Wholly-Owned Restricted Subsidiary of the Company), (ii) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company other than any such Capital Stock owned by the Company or any Wholly-Owned Restricted Subsidiary of the Company or (iii) redeem, defease (including, but not limited to, legal or covenant defeasance), repurchase, retire or otherwise acquire or retire for value prior to any scheduled maturity, repayment or sinking fund payment, Debt of the Company (other than the Notes) that is subordinate in right of payment to the Notes (all such payments and other actions set forth in clauses (i), (ii) and (iii) above being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted
Payment:

    (a) no Event of Default or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

    (b) upon giving effect to such Restricted Payment on a pro forma basis (the value of any such payment, if other than cash, being determined by the Board of Directors of the Company and evidenced by a resolution set forth in an Officers' Certificate delivered to the Trustee) the Consolidated Net Worth of the Company would exceed:

      (I) if the long-term unsecured Debt of the Company is not rated Investment Grade by each of Moody's and S&P, the sum of (x)
    $250,000,000 and (y) an amount equal to the greater of zero and 50% of cumulative Consolidated Net Income of the Company since June 30, 1996; or

      (II) if the long-term unsecured Debt of the Company is rated Investment Grade by each of Moody's and S&P, the amount produced pursuant to clause (I) above as of the last day of the most recent fiscal quarter prior to the date on which such debt became so rated by each of Moody's and S&P.

  The foregoing covenant will not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture, (ii) the redemption, repurchase, retirement or other acquisition of any Capital Stock of the Company in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of other Capital Stock of the Company (other than any Disqualified Stock), (iii) the repurchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company held by any member of the Company's (or any of its Restricted Subsidiaries') management pursuant to any management equity subscription agreement or stock option agreement, (iv) payments not exceeding $15 million in the aggregate in any twelve month period with respect to dividends on any series of preferred stock of the Company (other than Disqualified Stock) issued after the date of the Indenture, (v) any redemption by the Company of any series of preferred stock of the Company or Debt of the Company which is convertible into common stock of the Company if at the time of such redemption the Company has an underwriting commitment on customary terms from a nationally recognized broker-dealer to purchase all shares of such series of preferred stock or convertible Debt (or shares of common stock into which such preferred stock or convertible Debt is convertible) which are not converted as of the redemption date and (vi) any Restricted Payment made in connection with any merger, consolidation or sale permitted under the caption "Limitation on Mergers, Consolidations and Certain Sales of Assets" below, provided that in the case of any transaction under clause (iii) or (iv) above, no Event of Default or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default shall have occurred and be continuing immediately after such transaction.

  LIMITATION ON TRANSACTIONS WITH AFFILIATES

  The Company will not, nor will it permit any Restricted Subsidiary to, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make any contract, agreement, understanding, loan, advance or guarantee with or for the benefit of, any Affiliate unless (i) such transaction or series of transactions is on terms that are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than would be available in a comparable transaction with an unrelated third party and (ii) the Company delivers to the Trustee, except with respect to the purchase or sale of products from or to ISI or any of its Affiliates, (a) with respect to a transaction or series of transactions involving aggregate payments in excess of 1% of Consolidated Net Tangible Assets, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such transaction complies with clause (i) above and has been approved by a majority of the independent members of the Board of Directors, and (b) with respect to a transaction or series of transactions involving aggregate payments equal to or greater than 4% of Consolidated Net Tangible Assets, the Company receives a written opinion from a nationally recognized expert that such transaction or series of transactions is fair to the Company from a financial point of view, provided that (i) employment agreements, (ii) transactions between or among the Company and its Restricted

Subsidiaries or between or among its Restricted Subsidiaries, (iii) transactions permitted by the covenant described above under the caption "Limitations on Restricted Payments" and (iv) arrangements with Affiliates in effect as of the date of the Indenture, including any renewal, restructuring, amendment, refinancing or modification of any such arrangement which does not materially adversely affect the interests of the holders of the Notes in the reasonable judgment of the Company, in each case, will not be subject to this covenant.

  LIMITATION ON MERGERS, CONSOLIDATIONS AND CERTAIN SALES OF ASSETS

  The Company may not, in a single transaction or a series of related transactions, consolidate with or merge with or into any other Person or sell, assign, convey, transfer or lease or otherwise dispose of all or substantially all of its properties and assets to any Person or group of affiliated Persons, or permit any of its Restricted Subsidiaries to enter into any such transaction or transactions, unless (i) in a transaction in which the Company does not survive or in which the Company sells, leases or otherwise disposes of all or substantially all of its assets, the successor entity to the Company is organized under the laws of the United States of America or any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture executed and delivered to the Trustee in form satisfactory to the Trustee, all of the Company's obligations under the Indenture and the Notes, (ii) immediately before and after giving effect to such transaction and treating any Debt that becomes an obligation of the Company or a Restricted Subsidiary as a result of such transaction as having been Incurred by the Company or such Restricted Subsidiary at the time of the transaction, no Event of Default or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default shall have occurred and be continuing and (iii) the Company or the successor entity to the Company shall have secured the Notes as required by the provisions of the Indenture under "Limitation on Secured Debt" described above if, as a result of any such transaction, property or assets of the Company or any Restricted Subsidiary would become subject to a Lien prohibited by said covenant.

  PROVISION OF FINANCIAL INFORMATION

  So long as any of the Notes are outstanding, the Company shall file with the Commission, and shall provide the Trustee, Holders and prospective holders of the Notes upon written request with copies of, the annual reports, quarterly reports and other information, documents and reports that are or would be required to be filed with the Commission pursuant to Sections 13(a) or 15(d) of the Exchange Act, without cost to the Trustee, such Holders or prospective holders. In the event the Company is not permitted to file such documents with the Commission, the Company shall file such documents with the Trustee and provide Holders and prospective holders of the Notes copies thereof upon written request, without cost to such Holders or prospective holders.

DEFEASANCE AND COVENANT DEFEASANCE

  DEFEASANCE AND DISCHARGE

  The Indenture provides that under certain conditions, at the Company's option, the Company will be discharged from all its obligations with respect to the Notes (except for certain obligations to exchange or register the transfer of Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Notes of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and interest on the Notes on the dates such payments are due in accordance with the terms of the Indenture and the Notes. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the IRS a ruling, or there has been a change in tax law, in either case to the effect that Holders of the Notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur.

  DEFEASANCE OF CERTAIN COVENANTS

  The Indenture provides that under certain conditions, at the Company's option, the Company may omit to comply with the covenants described in "Certain Covenants of the Company" described above. The Company, in order to exercise such option, will be required to deposit, in trust for the benefit of the Holders of the Notes, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and interest on the Notes on the dates such payments are due in accordance with the terms of the Indenture and the Notes. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of the Notes will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event the Company exercised this option with respect to the Notes and the Notes were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay the principal of and interest on the Notes at the time such payments would have been due but may not be sufficient to pay amounts due on the Notes upon any acceleration resulting from such Event of Default. In such case, the Company would remain liable for such payments.

GOVERNING LAW

  The Indenture will be governed by the laws of the State of New York.

CERTAIN DEFINITIONS

  Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

  "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with any specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

  "Asset Disposition" by the Company or any of its Restricted Subsidiaries means any sale, lease, conveyance, transfer or other disposition (including, without limitation, by way of a merger, consolidation, spin-off, sale of Capital Stock or otherwise) of (i) the shares of Capital Stock of a Restricted Subsidiary of the Company (other than directors' qualifying shares), (ii) substantially all of the assets representing a division or line of the business of the Company or any of its Restricted Subsidiaries or (iii) other assets of the Company or any of its Restricted Subsidiaries outside of the ordinary course of business (each referred to for the purposes of this definition as a "disposition"), in each case by the Company or any of its Restricted Subsidiaries (other than a disposition by such a Restricted Subsidiary to the Company or by the Company to a Restricted Subsidiary or by a Restricted Subsidiary to another Restricted Subsidiary).

  "Attributable Debt" means, with respect to a lease in a Sale and Leaseback Transaction, the total net amount of rent required to be paid during the remaining primary term of such lease, discounted at a rate per annum equal to the interest rate implicit in such lease, calculated in accordance with generally accepted accounting practices. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of maintenance, repairs, insurance, taxes, assessments, utility, operating and labor costs and similar charges.

  "Capital Lease Obligations" of any Person means the obligations to pay rent or other amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person that are required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles, and the amount of such obligations shall be the capitalized amount thereof in accordance with generally accepted accounting principles and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

  "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock or other equity participation, including partnership interests, whether general or limited, of such Person.

  "Consolidated Net Income" of the Company means for any period the consolidated net income (or loss) of the Company and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles, provided that there shall be excluded therefrom (i) the net income (or loss) of any Person acquired by the Company or a Restricted Subsidiary in a pooling-of-interests transaction for any period prior to the date of such transaction, (ii) the net income (but not net loss) of any Restricted Subsidiary which is subject to restrictions which prevent the payment of dividends or the making of distributions to the Company to the extent of such restrictions, (iii) the net income (or loss) of any Person that is not a Restricted Subsidiary except to the extent of the amount of dividends or other distributions actually paid to the Company by such Person during such period, (iv) gains or losses on Asset Dispositions by the Company or its Restricted Subsidiaries and (v) all extraordinary gains and extraordinary losses.

  "Consolidated Net Tangible Assets" means the aggregate amount of assets of the Company and its Restricted Subsidiaries after deducting (i) all current liabilities other than commercial paper, short-term bank debt and current maturities of long-term debt and (ii) all goodwill and other intangibles.

  "Consolidated Net Worth" means the consolidated stockholders' equity of the Company and its Restricted Subsidiaries, less amounts attributable to Disqualified Stock.

  "Debt" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations Incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business that are not overdue by more than 90 days or that are being contested in good faith), (v) every Capital Lease Obligation of such Person, (vi) the maximum fixed redemption or repurchase price of Disqualified Stock of such Person, (vii) every obligation of such Person under interest rate swap or similar agreements, or foreign currency or commodity hedge, exchange or similar agreements of such

Person, (viii) the Attributable Debt with respect to any Sale and Leaseback Transaction to which such Person is a party and (ix) every obligation of the type referred to in clauses (i) through (viii) of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise.

  "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable in cash, pursuant to a sinking fund obligation or otherwise, or is redeemable in cash at the option of the holder thereof, in whole or in part, on or prior to the date on which the Notes mature.

  "Funded Debt" means (i) all Debt having a maturity of more than 12 months from the date as of which the determination is made or having a maturity of 12 months or less but by its terms being renewable or extendible beyond 12 months from such date at the option of any obligor thereon and (ii) Capital Lease Obligations payable more than 12 months from such date (such Capital Lease Obligations to be included as Funded Debt at the amount so capitalized at the date of such computation and to be included for the purposes of the definition of Consolidated Net Tangible Assets both as an asset and as Funded Debt at the amount so capitalized).

  "Guarantee" by any Person means any obligation, contingent or otherwise, of such Person guaranteeing any Debt of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person, directly or indirectly (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any interest in or security for the payment of such Debt, (ii) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt (and "Guaranteed" and "Guaranteeing" shall have meanings correlative to the foregoing); provided, however, that a Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business; and provided, further, that the term "Guarantee" shall not include contracts made in the ordinary course of business of the Company and its Restricted Subsidiaries for the purchase of utilities, services and raw materials that require payment to be made to the provider of utilities, services or raw materials regardless of whether delivery is ever made of such utilities, services or raw materials so long as the quantities of utilities, services or raw materials purchased under each such contract do not exceed the Company's or its contracting Subsidiary's reasonably anticipated consumption thereof on the date of the contract. The amount of a Guarantee shall be equal to the amount of the obligation covered thereby.

  "Incur" means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to generally accepted accounting principles or otherwise, of any such Debt or other obligation on the balance sheet of any such Person (and "Incurrence," "Incurred," "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided, however, that a change in generally accepted accounting principles that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt, and "Incur" means with respect to any Lien, to create, incur or assume such Lien on any asset or property (and "Incurrence," "Incurred," "Incurrable" and "Incurring" shall have meanings correlative to the foregoing).

  "Investment Grade" means Baa3 or better in the case of a rating from Moody's and BBB- or better in the case of a rating from S&P.

  "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement, or any equivalent of any of the foregoing under the laws of any applicable jurisdiction, on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing); provided, however, that Lien shall not include a Permitted Lien.

  "Moody's" means Moody's Investors Service, Inc. or any successor thereto.

  "pari passu," when used with respect to the ranking of any Debt of any Person in relation to other Debt of such Person, means that each such Debt (a) either (i) is not subordinated in right of payment to any other Debt of such Person or (ii) is subordinate in right of payment to the same Debt as is the other, and is so subordinate to the same extent, and (b) is not subordinate in right of payment to the other or to any Debt as to which the other is not so subordinate.

  "Permitted Liens" means (i) deposits, liens or pledges of personal property to enable the Company or a Restricted Subsidiary to exercise any privilege or license, or to secure payments of worker's compensation, unemployment insurance or social security obligations, or to secure the performance of contracts or leases to which the Company or a Restricted Subsidiary is a party, or to secure public or statutory obligations of the Company or a Restricted Subsidiary, or other similar deposits, liens, or pledges of personal property made in the ordinary course of business, (ii) mechanics', workmen's, repairmen's or carriers' liens, or other similar liens arising in the ordinary course of business, or deposits, liens or pledges of personal property to obtain the release of any such liens,
(iii) liens for taxes, assessments and other governmental charges not delinquent or the payment of which is being contested by the Company or a Restricted Subsidiary in good faith and (iv) bankers' liens and rights of setoff arising in the ordinary course of business of the Company or any Restricted Subsidiary under common law or by statute.

  "Principal Property" means any facility owned by the Company or any Subsidiary the gross book value of which (including related land, improvements, machinery and equipment so owned, without deduction of any depreciation reserves) on the date as of which the determination is being made exceeds 2% of Consolidated Net Tangible Assets.

  "Restricted Subsidiary" means any Subsidiary which owns a Principal Property and any other Subsidiary designated as a Restricted Subsidiary by the Board of Directors of the Company.

  "S&P" means Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc., or any successor thereto.

  "Sale and Leaseback Transaction" means an arrangement with any lender or investor or to which any lender or investor is a party providing for the leasing by such Person of any property or asset of such Person that has been or is being sold or transferred by such Person more than 180 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

  "Subsidiary" of any Person means (i) a corporation more than 50% of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or (ii) any other Person (other than a corporation) in which such Person, or one or more other Subsidiaries of such Person or such

Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

  "U.S. Government Obligation" means (x) any security that is (i) a direct obligation of the United States of America for the payment of which the full faith and credit of the United States of America is pledged or (ii) an obligation of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America, that, in either case (i) or (ii), is not callable or redeemable at the option of the issuer thereof, and (y) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any U.S. Government Obligation that is specified in clause (x) above and held by such bank for the account of the holder of such depositary receipt, or for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any U.S. Government Obligation that is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.

  "Voting Stock" means Capital Stock which ordinarily has voting power for the election of directors (or persons performing similar functions), whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

  "Wholly-Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly-Owned Restricted Subsidiaries of such Person.

EVENTS OF DEFAULT

  The following will be Events of Default under the Indenture: (i) failure to pay any interest on any Note when due, continued for 30 days, (ii) failure to pay principal of (or premium, if any, on) any Note when due, (iii) failure to perform or comply with the provisions described under "Limitation on Mergers, Consolidations and Certain Sales of Assets", (iv) failure to perform, or breach of, any other covenant or warranty of the Company in the Indenture, continued for 60 days after written notice as provided in the Indenture, (v) a default or defaults under any bonds, debentures, notes or other evidences of, or obligations constituting, Debt of the Company or any Restricted Subsidiary (other than the Notes) or under any mortgages, indentures, instruments or agreements under which there may be issued or existing or by which there may be secured or evidenced any Debt of the Company or any Restricted Subsidiary, in any such case with a principal or similar amount then outstanding, individually or in the aggregate, in excess of $25,000,000, whether such Debt now exists or is hereafter created, which default or defaults constitute a failure to pay any portion of the principal or similar amount of such Debt when due and payable or which would enable the holder thereof to cause such Debt to become due and payable prior to the date on which it would otherwise have become due and payable, (vi) the rendering of a final judgment or judgments (not subject to appeal) against the Company or any of its Restricted Subsidiaries individually or in the aggregate, in excess of $25,000,000, which remains unstayed, undischarged or unbonded for a period of 60 days thereafter and (vii) certain events of bankruptcy, insolvency or reorganization affecting the Company or any Restricted Subsidiary.

  If an Event of Default (other than an Event of Default of the type described in clause (vii) above) shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes may accelerate the maturity of all Notes, and if an Event of Default of the type described in clause (vii) above shall occur, the principal, premium, if any and accrued interest on the Notes then Outstanding shall become immediately due and payable; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. For information as to waiver of defaults, see "Modification and Waiver."

  No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a Note for enforcement of payment of the principal, premium, if any, or interest on such Notes on or after the respective due dates expressed in such Notes.

  The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

MODIFICATION AND WAIVER

  Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Note affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (ii) reduce the principal amount, premium, if any or interest on, any Note, (iii) change the place or currency of payment of principal, premium, if any, or interest on any Note, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (v) reduce the above-stated percentage of outstanding Notes necessary to modify or amend the Indenture, (vi) reduce the percentage of aggregate principal amount of outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, or (vii) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified, in a manner adverse to the Holders thereof.

  The Holders of a majority in aggregate principal amount of the outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. The Holders of a majority in aggregate principal amount of the outstanding Notes may waive any past default under the Indenture, except a default in the payment of principal, premium, if any, or interest.

CONCERNING THE TRUSTEE

           is the Trustee under the Indenture. The Trustee is a participating bank under bank credit agreements of certain of the Company's subsidiaries. In addition, the Trustee performs other trust and banking services for the Company and its Subsidiaries in the ordinary course of their business.

                             VALIDITY OF THE NOTES

  The validity of the Notes being offered hereby and certain other legal matters will be passed upon for the Company by Mayer, Brown & Platt, Chicago, Illinois. Certain legal matters will be passed upon for the Underwriters by Sullivan & Cromwell, New York, New York. George A. Ranney, Jr., Vice

President and General Counsel of ISI, is a partner in the law firm of Mayer, Brown & Platt. As of April 1, 1996, Mr. Ranney owned 7,300 shares of ISI's common stock and also held options to purchase 48,000 shares of ISI's common stock, of which none are currently exercisable.

                                    EXPERTS

  The consolidated financial statements as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995 included in this Prospectus and the financial statement schedules in the registration statement have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a registration statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Notes offered hereby. For the purposes hereof, the term "Registration Statement" means the original Registration Statement and any and all amendments thereto. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Notes, reference is hereby made to the Registration Statement, exhibits and schedules, which may be inspected and copied at the public reference facilities maintained by the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at certain regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and at Seven World Trade Center, New York, New York 10048. Copies of the Registration Statement can be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

  Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                 OF RYERSON TULL, INC. AND SUBSIDIARY COMPANIES
          (A WHOLLY-OWNED SUBSIDIARY OF INLAND STEEL INDUSTRIES, INC.)

                                   ITEM                                    PAGE
                                   ----                                    ----
Report of Independent Accountants......................................... F-2
Consolidated Statements of Operations and Reinvested Earnings for the
 three years ended December 31, 1995 and (unaudited) for the three months ended March 31, 1995 and 1996............................................ F-3
Consolidated Statement of Cash Flows for the three years ended December
 31, 1995 and (unaudited) for the three months ended March 31, 1995 and
 1996..................................................................... F-4
Consolidated Balance Sheet at December 31, 1994 and 1995 and (unaudited)
 March 31, 1996........................................................... F-5
Statement of Accounting and Financial Policies............................ F-6
Notes to Consolidated Financial Statements................................ F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of Ryerson Tull, Inc.

  In our opinion, the consolidated financial statements listed in the index appearing on page F-1 present fairly, in all material respects, the financial position of Ryerson Tull, Inc. (formerly Inland Materials Distribution Group, Inc.) (a wholly-owned subsidiary of Inland Steel Industries, Inc.) and Subsidiary Companies at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          Price Waterhouse LLP

Chicago, Illinois
February 19, 1996

                  RYERSON TULL, INC. AND SUBSIDIARY COMPANIES
          (A WHOLLY-OWNED SUBSIDIARY OF INLAND STEEL INDUSTRIES, INC.)

         CONSOLIDATED STATEMENTS OF OPERATIONS AND REINVESTED EARNINGS
                              DOLLARS IN MILLIONS

                                                                  THREE MONTHS
                                                                      ENDED
                                        YEARS ENDED DECEMBER 31,    MARCH 31,
                                       -------------------------- -------------
                                         1993     1994     1995    1995   1996
                                       -------- -------- -------- ------ ------
                                                                   (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS
Net sales............................  $1,893.3 $2,197.5 $2,450.1 $652.3 $625.3
                                       -------- -------- -------- ------ ------
Operating costs and expenses:
  Cost of goods sold (excluding
   depreciation).....................   1,663.8  1,927.7  2,118.1  563.5  541.6
  Selling, general and administrative
   expenses..........................     144.4    142.1    153.2   39.1   39.5
  Depreciation and amortization......      20.6     21.2     21.8    5.4    5.6
  State, local and miscellaneous
   taxes.............................       8.1      8.4      8.3    2.2    2.0
                                       -------- -------- -------- ------ ------
    Total............................   1,836.9  2,099.4  2,301.4  610.2  588.7
                                       -------- -------- -------- ------ ------
Operating profit.....................      56.4     98.1    148.7   42.1   36.6
Other expense:
  General corporate expense, net of
   income items......................       7.4      6.9       .7     .4    (.7)
  Interest and other expense on
   debt..............................      10.9      2.9      2.6     .7     .6
                                       -------- -------- -------- ------ ------
Income before income taxes...........      38.1     88.3    145.4   41.0   36.7
Provision for income taxes (Note 7)..      11.4     35.0     56.9   16.5   14.3
                                       -------- -------- -------- ------ ------
Net income...........................  $   26.7 $   53.3 $   88.5 $ 24.5 $ 22.4
                                       ======== ======== ======== ====== ======
CONSOLIDATED STATEMENT OF REINVESTED EARNINGS
Balance at beginning of year.........  $    5.4 $   32.1 $   85.4 $ 85.4 $173.9
Net income for the year..............      26.7     53.3     88.5   24.5   22.4
                                       -------- -------- -------- ------ ------
Reinvested earnings at end of year...  $   32.1 $   85.4 $  173.9 $109.9 $196.3
                                       ======== ======== ======== ====== ======

        The accompanying notes are an integral part of these statements.

                  RYERSON TULL, INC. AND SUBSIDIARY COMPANIES
          (A WHOLLY-OWNED SUBSIDIARY OF INLAND STEEL INDUSTRIES, INC.)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                              DOLLARS IN MILLIONS

                                        INCREASE (DECREASE) IN CASH
                                  --------------------------------------------
                                                                THREE MONTHS
                                                                    ENDED
                                   YEARS ENDED DECEMBER 31,       MARCH 31,
                                  ----------------------------  --------------
                                    1993      1994      1995     1995    1996
                                  --------  --------  --------  ------  ------
                                                                 (UNAUDITED)
OPERATING ACTIVITIES
Net income......................  $   26.7  $   53.3  $   88.5  $ 24.5  $ 22.4
                                  --------  --------  --------  ------  ------
Adjustments to reconcile net in-
 come to net cash provided from
 (used for) operating activi-
 ties:
  Depreciation and
   amortization.................      20.6      21.2      21.8     5.4     5.6
  Net gain on sales of assets...       (.1)      (.5)      (.2)    --      --
  Deferred employee benefit
   cost.........................       3.9       3.9     (14.4)   (1.1)     .9
  Deferred income taxes.........      (8.3)       .7        .5     1.1     1.7
  Change in:
   Receivables..................     (22.8)    (31.1)    (16.7)  (63.7)  (30.8)
   Inventories..................     (18.2)      5.7      10.4   (12.0)  (34.5)
   Other assets.................       --       (1.6)     (2.3)    (.6)    (.6)
   Accounts payable.............     (31.5)     22.6      (7.0)   13.0    21.4
   Payables to related
    companies...................       1.7       5.8       (.4)   13.8      .9
   Accrued liabilities..........       2.7       (.3)      4.2    (4.7)   (7.3)
                                  --------  --------  --------  ------  ------
    Net adjustments.............     (52.0)     26.4      (4.1)  (48.8)  (42.7)
                                  --------  --------  --------  ------  ------
    Net cash provided from (used
     for) operating activities..     (25.3)     79.7      84.4   (24.3)  (20.3)
                                  --------  --------  --------  ------  ------
INVESTING ACTIVITIES
Capital expenditures............     (19.3)    (20.4)    (19.3)   (3.0)   (3.0)
Proceeds from sales of assets...        .9       5.8       1.9      .3     1.2
                                  --------  --------  --------  ------  ------
    Net cash used for investing
     activities.................     (18.4)    (14.6)    (17.4)   (2.7)   (1.8)
                                  --------  --------  --------  ------  ------
FINANCING ACTIVITIES
Long-term debt issued...........       7.5       --        --      --      --
Long-term debt retired..........      (5.3)     (4.9)     (4.7)    (.6)    (.5)
Capital contribution from Inland
 Steel Industries...............     150.0       --        --      --      --
Change in notes to and from re-
 lated companies................     (79.0)    (87.2)    (11.2)   41.9    14.4
                                  --------  --------  --------  ------  ------
    Net cash provided from (used
     for) financing activities..      73.2     (92.1)    (15.9)   41.3    13.9
                                  --------  --------  --------  ------  ------
Net increase (decrease) in cash
 and cash equivalents...........      29.5     (27.0)     51.1    14.3    (8.2)
  Cash and cash equivalents--be-
   ginning of period............       --       29.5       2.5     2.5    53.6
                                  --------  --------  --------  ------  ------
  Cash and cash equivalents--end
   of period....................  $   29.5  $    2.5  $   53.6  $ 16.8  $ 45.4
                                  ========  ========  ========  ======  ======
SUPPLEMENTAL DISCLOSURES
Cash paid during the period for:
  Interest, net of amount capi-
   talized......................  $   11.3  $    2.9  $    3.0  $   .8  $   .6
  Income taxes, net.............      22.6      30.5      56.4     9.4    12.5

        The accompanying notes are an integral part of these statements.

                  RYERSON TULL, INC. AND SUBSIDIARY COMPANIES
          (A WHOLLY-OWNED SUBSIDIARY OF INLAND STEEL INDUSTRIES, INC.)

                           CONSOLIDATED BALANCE SHEET
                              DOLLARS IN MILLIONS

                                                   AT DECEMBER 31,
                                                   --------------- AT MARCH 31,
                                                    1994    1995       1996
                                                   ------- ------- ------------
                                                                   (UNAUDITED)
ASSETS
Current assets:
 Cash and cash equivalents........................ $   2.5 $  53.6   $   45.4
 Receivables less provision for allowances, claims
  and doubtful accounts of $6.3, $6.4 and $6.7
  (unaudited) respectively........................   227.1   243.8      274.6
 Inventories (Note 2).............................   273.2   262.8      297.3
 Notes receivable from related companies..........    57.6    68.8       54.4
 Deferred income taxes (Note 7)...................    13.0    15.6       13.0
                                                   ------- -------   --------
    Total current assets..........................   573.4   644.6      684.7
                                                   ------- -------   --------
Property, plant and equipment, at cost:
 Buildings, machinery and equipment...............   433.9   448.2      448.8
 Land and land improvements.......................    27.7    28.0       28.0
                                                   ------- -------   --------
                                                     461.6   476.2      476.8
 Less accumulated depreciation....................   209.1   226.5      230.6
                                                   ------- -------   --------
                                                     252.5   249.7      246.2
                                                   ------- -------   --------
Prepaid pension costs (Note 6)....................    12.2    27.3       27.8
Excess of cost over net assets acquired, net of
 accumulated amortization.........................    25.0    23.6       23.3
Deferred income taxes (Note 7)....................    26.6    23.5       24.4
Other assets......................................     1.6     3.9        4.5
                                                   ------- -------   --------
    Total assets..................................  $891.3  $972.6   $1,010.9
                                                   ======= =======   ========
LIABILITIES
Current liabilities:
 Accounts payable................................. $  99.8 $  92.8   $  114.2
 Payables to related companies....................    14.8    14.4       15.3
 Accrued liabilities:
  Salaries and wages..............................    17.6    20.0       13.2
  Taxes other than federal income taxes...........     7.4     8.9        8.9
  Other...........................................     3.3     3.6        3.1
 Long-term debt due within one year...............     4.7     4.7        4.7
                                                   ------- -------   --------
    Total current liabilities.....................   147.6   144.4      159.4
                                                   ------- -------   --------
Long-term debt (Note 4)...........................    23.6    18.9       18.4
Deferred employee benefits and other liabilities
 (Note 6).........................................   140.1   140.8      142.2
                                                   ------- -------   --------
    Total liabilities.............................   311.3   304.1      320.0
                                                   ------- -------   --------
STOCKHOLDER'S EQUITY
Common stock, par value $1.00; 3,000 shares
 authorized; one share issued.....................     --      --         --
Additional paid-in capital (Note 8)...............   494.6   494.6      494.6
Earnings reinvested in the business...............    85.4   173.9      196.3
                                                   ------- -------   --------
    Total stockholder's equity....................   580.0   668.5      690.9
                                                   ------- -------   --------
    Total liabilities and stockholder's equity....  $891.3  $972.6   $1,010.9
                                                   ======= =======   ========

        The accompanying notes are an integral part of these statements.

                  RYERSON TULL, INC. AND SUBSIDIARY COMPANIES
         (A WHOLLY-OWNED SUBSIDIARY OF INLAND STEEL INDUSTRIES, INC.)

                STATEMENT OF ACCOUNTING AND FINANCIAL POLICIES

  The following briefly describes the Company's principal accounting and financial policies.

PRINCIPLES OF CONSOLIDATION

  The accompanying consolidated financial statements include the accounts of Joseph T. Ryerson & Son, Inc., and J. M. Tull Metals Company, Inc., which are wholly-owned subsidiaries of the Company. The accounts of J. M. Tull Metals Company, Inc. are consolidated with its wholly-owned subsidiary, AFCO Metals, Inc.

INVENTORY VALUATION

  Inventories are valued at cost which is not in excess of market. Cost is determined principally by the last-in, first-out (LIFO) method.

PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment is depreciated, for financial reporting purposes, using the straight-line method over the estimated useful lives of the assets. Expenditures for normal repair and maintenance are charged against income in the period incurred.

EXCESS OF COST OVER NET ASSETS ACQUIRED

  The excess of cost over fair value of net assets of businesses acquired (goodwill) is amortized on the straight-line method over a 25-year period. Accumulated amortization of goodwill totaled $8.8 million at December 31, 1994, $10.2 million at December 31, 1995 and (unaudited) $10.5 million at March 31, 1996.

BENEFITS FOR RETIRED EMPLOYEES

  Effective April 30, 1996, that portion of the Inland Steel Industries Pension Plan (the "Industries Pension Plan") covering the Company's current and former employees was separated and became the Ryerson Tull Pension Plan (the "Ryerson Tull Pension Plan"). Pension benefits are provided by the Company to substantially all employees under such trusteed noncontributory plan. Life insurance and certain medical benefits are provided for substantially all retired employees.

  The estimated costs of pension, medical, and life insurance benefits are determined annually by consulting actuaries. The cost of these benefits for retirees is accrued during their term of employment (see Note 6). Pensions are funded in accordance with ERISA requirements in a trust established under the Industries Pension Plan and Ryerson Tull Pension Plan. Costs for retired employee medical benefits are funded when claims are submitted.

CASH EQUIVALENTS

  Cash equivalents are highly liquid, short-term investments with maturities of three months or less.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future periods.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

  In 1995, the Company adopted Financial Accounting Standards Board ("FASB") Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Adoption of this Statement had no material impact on the results of operations or financial position of the Company.

                  RYERSON TULL, INC. AND SUBSIDIARY COMPANIES
         (A WHOLLY-OWNED SUBSIDIARY OF INLAND STEEL INDUSTRIES, INC.)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1/FINANCIAL STATEMENTS

  Results of operations for any interim period are not necessarily indicative of results for any other periods or for the year. The financial statements as of March 31, 1996 and for the three-month periods ended March 31, 1995 and 1996 are unaudited, but in the opinion of management include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of results for such periods.

NOTE 2/INVENTORIES

  The Company's inventories consist principally of finished steel, nonferrous metals and industrial plastic products for sale at service center locations.

  The difference between LIFO values and approximate replacement costs for the LIFO inventories was $132.6 million at December 31, 1994 and $146.4 million at December 31, 1995 and (unaudited) $145.1 million at March 31, 1996.

  During 1994 and 1995, various inventory quantities were reduced, resulting in liquidations of LIFO inventory quantities carried at costs prevailing in prior years that were different from current year costs. The effect on cost of goods sold of LIFO liquidations in 1993, 1994 and 1995 was not material.

NOTE 3/BORROWING ARRANGEMENTS

  At December 31, 1995 and March 31, 1996, the Company's subsidiaries had available two unused credit facilities totalling $225 million. Each facility, as well as the Inland Steel Industries Thrift Plan ESOP notes guarantee and certain other debt agreements, requires compliance with various financial covenants including minimum net worth and leverage ratio tests. The covenants also limit the amount of cash that the subsidiaries can transfer to the Company in the form of dividends and other advances to $180 million at year-end 1995 and (unaudited) $200 million at March 31, 1996.

  A $200 million unsecured credit agreement between Joseph T. Ryerson & Son, Inc. and a group of banks provides a revolving credit facility to March 31, 2000.

  J. M. Tull Metals Company, Inc. has a $25 million unsecured revolving credit agreement with other banks, which extends to December 15, 1997.

                  RYERSON TULL, INC. AND SUBSIDIARY COMPANIES
         (A WHOLLY-OWNED SUBSIDIARY OF INLAND STEEL INDUSTRIES, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 4/LONG-TERM DEBT

  The Company's long-term debt is as follows:

                                                      DECEMBER 31,
                                                      -------------  MARCH 31,
                                                       1994   1995     1996
                                                      ------ ------ -----------
                                                                    (UNAUDITED)
                                                        (DOLLARS IN MILLIONS)
Joseph T. Ryerson & Son, Inc.
  Industrial Revenue Bond, floating interest rate set
   weekly based on 13-week Treasury bills, due
   November 1, 2007.................................. $  7.0 $  7.0    $ 7.0
  Other long-term debt, 10.25%, due through November
   30, 1997..........................................    1.8    1.6      1.6
J. M. Tull Metals Company, Inc.
  Senior Notes, 9.43%, due through July 29, 1997.....   10.7    7.1      7.1
  Term note ("Tull Term Note"), LIBOR plus 62.5 basis
   points per annum, due through August 17, 1998.....    7.1    6.8      6.8
  Industrial Revenue Bonds, interest rates ranging
   from 6.5% to 65% of the prime rate, due through
   January 1, 1997...................................    1.4     .9       .5
  Other..............................................     .3     .2       .1
                                                      ------ ------    -----
                                                        28.3   23.6     23.1
  Less maturities due within one year................    4.7    4.7      4.7
                                                      ------ ------    -----
    Long-term debt...................................  $23.6  $18.9    $18.4
                                                      ====== ======    =====

  At year-end 1995, maturities of long-term debt are: $4.7 million in 1996, $5.6 million in 1997, $6.3 million in 1998, and $7.0 million in 2007.

  Under the provisions of certain loan agreements, the Company's subsidiaries are required to maintain specified amounts of working capital and net worth and meet leverage tests, as outlined in the agreements, and are restricted as to loans or dividends that may be paid to the Company.

  Property with a net recorded carrying value of approximately $13.5 million at December 31, 1995 is pledged as collateral on the industrial revenue bonds and mortgage loans.

NOTE 5/DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

 DERIVATIVES

  The Company has only limited involvement with derivative financial instruments and does not use them for speculative or trading purposes. The Company has entered into an interest rate swap agreement to reduce the effects of changes in interest rates on the Tull Term Note. At December 31, 1995, the Company had outstanding an interest rate swap agreement with a bank having a notional principal amount equal to the outstanding principal of the related Tull Term Note. This agreement effectively changes the Company's interest rate exposure on the Tull Term Note from LIBOR plus 0.625% (a floating rate) to a fixed rate of 5.925%. This interest rate swap matures on August 17, 1998. Gains and losses associated with this hedging transaction will be reported as part of the interest

                  RYERSON TULL, INC. AND SUBSIDIARY COMPANIES
         (A WHOLLY-OWNED SUBSIDIARY OF INLAND STEEL INDUSTRIES, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

expense of the Tull Term Note. The Company is exposed to potential credit loss in the event of nonperformance by the bank; however, the Company does not anticipate such nonperformance.

 CASH AND CASH EQUIVALENTS

  The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments.

 LONG-TERM DEBT

  The estimated fair value of the Company's long-term debt (including current portions thereof) using quoted market prices of Company debt securities recently traded and market-based prices of similar securities for those securities not recently traded was $27.4 million at December 31, 1994 and $23.6 million at December 31, 1995, as compared with the carrying value of $28.3 million and $23.6 million included in the balance sheet at year-end 1994 and 1995, respectively.

NOTE 6/RETIREMENT BENEFITS

  In 1995, the measurement date for pensions and benefits other than pensions was changed from December 31 to September 30 in order to provide for more timely information and to achieve administrative efficiencies in the collection of data. The change in the measurement date had no effect on 1995 expense and had an immaterial impact on the 1995 funded status of the pension plan.

 PENSIONS

  The Industries Pension Plan covers certain employees, retirees and their beneficiaries of Industries and its subsidiaries, including the Company. The Industries Pension Plan is a noncontributory defined benefit plan that provides benefits based on final pay and years of service for all salaried employees and certain wage employees, and years of service and a fixed rate (in most instances based on frozen pay level or on job class) for all other wage employees, including employees under collective bargaining agreements. Because the fair value of pension plan assets pertains to all participants in the Industries Pension Plan, no separate determination of the fair value of such assets is made solely with respect to the Company.

  The actuarial present value of benefits for service rendered to date and the fair value of plan assets available for benefits for the Industries consolidated group were as follows:

                                                    DECEMBER 31, SEPTEMBER 30,
                                                        1994         1995
                                                    ------------ -------------
                                                      (DOLLARS IN MILLIONS)
   Fair value of plan assets.......................    $1,652       $1,919
   Actuarial present value of benefits for service
    rendered to date:
     Accumulated Benefit Obligation based on
      compensation to date.........................     1,641        1,956
     Additional benefits based on estimated future
      compensation levels..........................        98           90
                                                       ------       ------
     Projected Benefit Obligation..................     1,739        2,046
                                                       ------       ------
   Plan asset shortfall to Projected Benefit
    Obligation.....................................    $  (87)      $ (127)
                                                       ======       ======

                  RYERSON TULL, INC. AND SUBSIDIARY COMPANIES
         (A WHOLLY-OWNED SUBSIDIARY OF INLAND STEEL INDUSTRIES, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  In 1995, Industries recorded an additional minimum pension liability of $102.6 million representing the excess of the unfunded Accumulated Benefit Obligation over previously accrued pension costs. A corresponding intangible asset was recorded as an offset to this additional liability as prescribed. Neither was required in 1994.

  The calculation of benefit obligations was based on a discount (settlement) rate of 8.8% in 1994 and 7.75% in 1995; a rate of compensation increase of 5.0% in 1994 and 4.0% in 1995; and a rate of return on plan assets of 9.5% in both 1994 and 1995.

  The Company recorded a pension charge of $.1 million in 1993 and $1.8 million in 1994, and a credit of $2.3 million in 1995. In 1995, the Company paid $13.1 million to Industries for its share of a contribution to the Industries Plan trust.

  The cost of other industry welfare and retirement funds, for bargaining unit employees, was $2.9 million in 1993, $2.6 million in 1994 and $3.3 million in 1995.

  Effective April 30, 1996, the Ryerson Tull portion of the Industries Pension Plan was separated and became the Ryerson Tull Pension Plan. The Ryerson Tull Pension Plan assumed the liabilities of the Industries Pension Plan attributed to active and retired Ryerson Tull employees and a corresponding percentage of the assets. If the Ryerson Tull Pension Plan had been in existence at the September 30, 1995 valuation date of the Industries Pension Plan, the Ryerson Tull's projected benefit obligation would have been $266 million (unaudited) and Ryerson Tull's share of the Pension Plan assets would have been $249 million (unaudited), resulting in an under-funding of $17 million (unaudited) for financial reporting purposes. There is no ERISA-required funding for either the Industries Pension Plan or the Ryerson Tull Pension Plan in 1996, nor will there be funding as a result of the separation. The separation will not have a material impact on the financial statements of Ryerson Tull.

 Benefits Other Than Pensions

  Substantially all of the Company's employees are covered under postretirement life insurance and medical benefit plans that involve deductible and co-insurance requirements. The postretirement life insurance benefit formula used in the determination of postretirement benefit cost is primarily based on applicable annual earnings at retirement for salaried employees and specific amounts for hourly employees. The Company does not prefund any of these postretirement benefits.

  The amount of net periodic postretirement benefit cost for 1993, 1994 and 1995 is composed of the following:

                                                      1993     1994     1995
                                                     -------  -------  -------
                                                      (DOLLARS IN MILLIONS)
   Service cost..................................... $   3.2  $   2.7  $   2.2
   Interest cost....................................     8.0      7.3      8.4
   Net amortization and deferral....................    (1.9)    (2.0)    (3.4)
                                                     -------  -------  -------
     Total net periodic postretirement benefit
      cost.......................................... $   9.3  $   8.0  $   7.2
                                                     =======  =======  =======

                  RYERSON TULL, INC. AND SUBSIDIARY COMPANIES
         (A WHOLLY-OWNED SUBSIDIARY OF INLAND STEEL INDUSTRIES, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  The following table sets forth components of the accumulated postretirement benefit obligation:

                                                    DECEMBER 31, SEPTEMBER 30,
                                                        1994         1995
                                                    ------------ -------------
                                                      (DOLLARS IN MILLIONS)
   Accumulated postretirement benefit obligation
    attributable to:
     Retirees......................................    $ 44.4       $ 59.5
     Fully eligible plan participants..............      15.9         17.6
     Other active plan participants................      24.9         28.2
                                                       ------       ------
     Accumulated postretirement benefit
      obligation...................................      85.2        105.3
   Unrecognized net gain...........................      33.7         16.7
   Unrecognized prior service credit...............      20.3         18.9
                                                       ------       ------
   Accrued postretirement benefit obligation.......    $139.2        140.9
                                                       ======
   Expense net of benefits provided, October
    through December 1995..........................                     .2
                                                                    ------
   Accrued postretirement benefit obligation at
    December 31, 1995..............................                 $141.1
                                                                    ======

  Any net gain or loss in excess of 10% of the accumulated postretirement benefit obligation is amortized over the remaining service period of active plan participants.

  The assumptions used to determine the plan's accumulated postretirement obligation are as follows:

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1994         1995
                                                      ------------ -------------
   Discount Rate.....................................     8.8%         7.75%
   Rate of Compensation increase.....................     5.0%          4.0%
   Medical cost trend rate...........................    6%-5%          4.5%
   Year ultimate rate reached........................     1996          1996

  A one percentage point increase in the assumed health care cost trend rates for each future year increases annual periodic postretirement benefit cost and the accumulated postretirement benefit obligation as of September 30, 1995 by $2.7 million and $12.2 million, respectively.

NOTE 7/TAXES ON INCOME

  The Company participates in a tax-sharing agreement under which current and deferred federal income tax provisions are determined for each company in the Industries group on a stand-alone basis. Any current liability is paid to Industries. If the Company is unable to use all of its allocated tax attributes (net operating loss and tax credit carryforwards) in a given year but other companies in the consolidated group are able to utilize them, then the Company will be paid by Industries for the use of its attributes. Net operating loss ("NOL") and tax credit carryforwards are allocated to each company in accordance with applicable tax regulations as if a company were to leave the consolidated group. Companies with taxable losses record current income tax credits not to exceed current income tax charges recorded by profitable companies. If Industries uses NOL carryforwards, the Company will use the appropriate portion of that year's carryforward previously allocated to it, if any.

                  RYERSON TULL, INC. AND SUBSIDIARY COMPANIES
         (A WHOLLY-OWNED SUBSIDIARY OF INLAND STEEL INDUSTRIES, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
  A state tax sharing agreement, similar to the agreement described above with respect to federal taxes, also exists with Industries for those states in which the consolidated group is charged state taxes on a unitary or combined basis.

  The elements of the provision for income taxes for the periods indicated below are as follows:

                                                                  THREE MONTHS
                                                                      ENDED
                                     YEARS ENDED DECEMBER 31,       MARCH 31,
                                    ----------------------------- -------------
                                      1993        1994     1995    1995   1996
                                    --------    -------- -------- ------ ------
                                                                   (UNAUDITED)
   Current income taxes:
     Federal......................     $17.3       $30.4    $49.7  $12.7  $10.9
     State and local..............       2.6         3.9      6.7    2.7    1.7
                                    --------    -------- -------- ------ ------
                                        19.9        34.3     56.4   15.4   12.6
   Deferred income taxes..........       8.5Cr.       .7       .5    1.1    1.7
                                    --------    -------- -------- ------ ------
   Total provision for income tax-
    es............................     $11.4       $35.0    $56.9  $16.5  $14.3
                                    ========    ======== ======== ====== ======

- --------
Cr. = Credit

  In accordance with FASB Statement No. 109, the Company adjusted its deferred tax assets and liabilities for the effect of the change in the corporate federal income tax rate from 34 percent to 35 percent, effective January 1, 1993. A credit to income of $.6 million, which includes the effect of the rate change on deferred tax asset and liability balances as of January 1, 1993 as well as the effect on 1993 tax benefits recorded by the Company prior to the enactment date of August 10, 1993, was recorded in the third quarter of 1993.

  The components of the deferred income tax assets and liabilities arising under FASB Statement No. 109 were as follows:

                                                           DECEMBER 31,
                                                      -----------------------
                                                         1994        1995
                                                      ----------  -----------
                                                      (DOLLARS IN MILLIONS)
   Deferred tax assets (excluding postretirement
    benefits other than pensions):
     Net operating loss and tax credit
      carryforwards..................................      $15.1  $      16.2
     Other deductible temporary differences..........       29.0         27.9
                                                      ----------  -----------
                                                            44.1         44.1
                                                      ----------  -----------
   Deferred tax liabilities:
     Fixed asset basis difference....................       39.7         37.2
     Other taxable temporary differences.............       14.0         17.2
                                                      ----------  -----------
                                                            53.7         54.4
                                                      ----------  -----------
   Net deferred tax liability (excluding
    postretirement benefits other than pensions).....       (9.6)       (10.3)
   FASB Statement No. 106 impact (post retirement
    benefits other than pensions)....................       49.2         49.4
                                                      ----------  -----------
   Net deferred tax asset............................      $39.6  $      39.1
                                                      ==========  ===========

                  RYERSON TULL, INC. AND SUBSIDIARY COMPANIES
         (A WHOLLY-OWNED SUBSIDIARY OF INLAND STEEL INDUSTRIES, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  For tax purposes, the Company had available, at December 31, 1995, approximately $43 million of NOL carryforwards available for regular federal income tax purposes, expiring as follows: $8 million in 2005, $21 million in 2006, $7 million in 2007, $6 million in 2008 and $1 million in 2009. Additionally, in conjunction with the Alternative Minimum Tax ("AMT") rules, the Company had available AMT credit carryforwards for tax purposes of approximately $1.1 million, which may be used indefinitely to reduce regular federal income taxes.

  The Company believes that it is more likely than not that all of the NOL carryforwards will be utilized prior to their expiration. This belief is based upon the factors discussed below.

  The NOL carryforwards and existing deductible temporary differences (excluding those relating to FASB Statement No. 106) are offset by existing taxable temporary differences reversing within the carryforward period. Furthermore, any such recorded tax benefits which would not be so offset are expected to be realized by continuing to achieve future profitable operations.

  Subsequent to the adoption of FASB Statement No. 109, the Company adopted FASB Statement No. 106 and recognized the entire transition obligation at January 1, 1992 as a cumulative effect charge in 1992. At December 31, 1995, the deferred tax asset related to the Company's FASB Statement No. 106 obligation was $49.4 million. To the extent that future annual charges under FASB Statement No. 106 continue to exceed deductible amounts, this deferred tax asset will continue to grow. Thereafter, even if the Company should have a tax loss in any year in which the deductible amount would exceed the financial statement expense, the tax law provides for a 15-year carryforward period of that loss. Because of the extremely long period that is available to realize these future tax benefits, a valuation allowance for this deferred tax asset is not necessary.

  Total income taxes reflected in the Consolidated Statement of Operations differ from the amounts computed by applying the federal tax rate as follows:

                                                  YEARS ENDED DECEMBER 31,
                                                 -----------------------------
                                                   1993        1994     1995
                                                 --------    -------- --------
   Federal income tax provision computed at
    statutory tax rate
    of 35%......................................    $13.4       $30.9    $50.9
     Additional taxes or credits from:
       State and local income taxes, net of
        federal income tax effect...............      1.7         2.5      4.5
       Change in federal statutory rate.........       .6Cr.       --       --
       All other, net...........................      3.1Cr.      1.6      1.5
                                                 --------    -------- --------
         Total income tax provision.............    $11.4       $35.0    $56.9
                                                 ========    ======== ========

- --------
Cr. = Credit

                  RYERSON TULL, INC. AND SUBSIDIARY COMPANIES
         (A WHOLLY-OWNED SUBSIDIARY OF INLAND STEEL INDUSTRIES, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
NOTE 8/RELATED PARTY TRANSACTIONS

  The Company sells products to and purchases products from related companies at prevailing market prices. These transactions were as follows:

                                                                   THREE MONTHS
                                                                       ENDED
                                         YEARS ENDED DECEMBER 31,    MARCH 31,
                                        -------------------------- -------------
                                          1993     1994     1995    1995   1996
                                        -------- -------- -------- ------ ------
                                          (DOLLARS IN MILLIONS)     (UNAUDITED)
   Net product sales................... $   10.7 $   10.7 $   15.7 $  3.4 $  5.2
   Net product purchases...............   $174.2   $184.1   $176.6  $44.5  $57.7

  Administrative expenses covering management, financial and legal services provided to the Company were charged to the Company by Industries. Such charges totaled $7.4 million in 1993 and 1994 and $6.8 million in 1995.

  Cash management activities are performed by Industries and cash is periodically transferred to Industries. Funds transferred to Industries are supported by interest-bearing notes receivable. Interest, at prevailing prime market rates, is charged on all intercompany loans within the Industries consolidated group. There was $7.7 million of net intercompany interest expense in 1993, no net intercompany interest expense in 1994 and $3.9 million of net intercompany interest income in 1995.

  In December 1993, Industries made a capital contribution of $150 million to the Company. The capital contribution has been recorded as "additional paid-in capital."

NOTE 9/COMMITMENTS AND CONTINGENCIES

  The Company has noncancellable operating leases for which future minimum rental commitments are estimated to total $38.3 million, including approximately $8.6 million in 1996, $8.0 million in 1997, $7.0 million in 1998, $6.1 million in 1999, $4.8 million in 2000 and $3.8 million thereafter.

  Rental expense under operating leases totaled $16.8 million in 1993 and $15.9 million in 1994 and 1995.

  Ryerson is the guarantor of $115.2 million at year-end 1995 and $110.8 million at March 31, 1996 (unaudited) of the Inland Steel Industries Thrift Plan ESOP notes. The notes are payable in installments through July 2004.

  There are various claims and pending actions against the Company. The amount of liability, if any, for these claims and actions at December 31, 1995 is not determinable but, in the opinion of management, such liability, if any, will not have a materially adverse effect on the Company's financial position or results of operations.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                        PRINCIPAL    PRINCIPAL
                                                        AMOUNT   %   AMOUNT   %
                                                        NOTES DUE    NOTES DUE
                       UNDERWRITER                         2001         2006
                       -----------                     ------------ ------------
   Goldman, Sachs & Co................................
   CS First Boston Corporation........................
                                                       ------------ ------------
     Total............................................ $150,000,000 $100,000,000
                                                       ============ ============

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

  The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a
concession of .  % and .  % of the principal amount of the   % Notes and the
  % Notes, respectively. The Underwriters may allow, and such dealers may reallow, a concession not to exceed . % and . % of the principal amount of
the   % Notes and the   % Notes, respectively, to certain brokers and dealers.
After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

  The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

  The Company and ISI have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

  ISI has agreed to pay Goldman, Sachs & Co. a fee for financial advisory services rendered to ISI.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DE-SCRIBED IN THIS PROSPECTUS OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITA-TION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................  11
Use of Proceeds..........................................................  15
Capitalization...........................................................  15
Selected Financial Data..................................................  17
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  19
Business.................................................................  25
Management...............................................................  36
Relationship with ISI....................................................  47
Principal Stockholder....................................................  50
Ownership of ISI Stock...................................................  50
Description of Notes.....................................................  51
Validity of the Notes....................................................  63
Experts..................................................................  64
Additional Information...................................................  64
Index to Consolidated Financial Statements............................... F-1
Underwriting............................................................. U-1

 THROUGH AND INCLUDING           , 1996 (THE 40TH DAY AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE NOTES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UN-SOLD ALLOTMENTS OR SUBSCRIPTIONS.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------


                                 $250,000,000

                              RYERSON TULL, INC.

                                 $150,000,000
                                % NOTES DUE 2001

                                 $100,000,000
                                % NOTES DUE 2006



                                 ------------

                                     LOGO

                                 ------------


                             GOLDMAN, SACHS & CO.

                                CS FIRST BOSTON


- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION(S)

  The following are the estimated expenses in connection with the distribution of the securities being registered:

   Securities and Exchange Commission Registration Fee.............. $   89,210
   NASD Filing Fee..................................................     25,500
   Printing and Engraving Expenses..................................    300,000
   Accounting Fees and Expenses.....................................     75,000
   Attorneys' Fees and Expenses.....................................    250,000
   Trustees Fees....................................................     15,000
   Blue Sky Fees and Expenses (including attorneys' fees)...........     24,000
   Miscellaneous....................................................    324,290
                                                                     ----------
     Total.......................................................... $1,100,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  (a) The Delaware GCL (Section 145) (i) gives Delaware corporations broad power to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions, (ii) gives a director or officer who successfully defends an action the right to be so indemnified, and (iii) authorizes the Registrant to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-laws, agreement, vote of stockholders or disinterested directors or otherwise.

  (b) Article VI of the By-Laws of the Registrant provides for indemnification of directors, officers, employees and agents to the fullest extent not prohibited by law.

  (c) Reference is made to Section 8 of the Underwriting Agreement (the form of which is included as Exhibit 1.1 to this Registration Statement) for provisions regarding the indemnification under certain circumstances of the Registrant, its directors and certain of its officers by the Underwriters.

  (d) In accordance with Section 102(b)(7) of the Delaware GCL, the Registrant's Certificate of Incorporation provides that directors shall not be liable for monetary damages for breaches of their fiduciary duty as directors except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware GCL as the same exists or may be amended.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) EXHIBITS:

  A list of the exhibits included as part of this Registration Statement is set forth in the Exhibit Index which immediately precedes such exhibits and is incorporated herein by reference.

  (b) FINANCIAL STATEMENT SCHEDULES:

    SCHEDULE I--CONDENSED FINANCIAL INFORMATION

      Statements of Operations for the Years Ended December 31, 1993, 1994 and 1995
      Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and 1995
      Balance Sheets at December 31, 1994 and 1995

    SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS AMENDED REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CHICAGO, STATE OF ILLINOIS, ON MAY 24, 1996.

                                          Ryerson Tull, Inc.

                                              /s/ Robert J. Darnall
                                          By___________________________________
                                              ROBERT J. DARNALL CHAIRMAN AND
                                                         DIRECTOR

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDED REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON MAY 24, 1996.

                NAME                                   TITLE

                  *                    Chairman and Director
_____________________________________
          ROBERT J. DARNALL

                  *                    President, Chief Executive Officer and
_____________________________________   Director
           NEIL S. NOVICH

                  *
_____________________________________  Vice President, Finance, Chief
            JAY M. GRATZ                Financial Officer and Director
                                        (Principal Financial and Accounting
                                        Officer)

     /s/ Charles B. Salowitz
*By__________________________________
           ATTORNEY-IN-FACT

                               RYERSON TULL, INC.

                  SCHEDULE I--CONDENSED FINANCIAL INFORMATION
                             (PARENT COMPANY ONLY)

                            STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                             (DOLLARS IN MILLIONS)

                                                     1993     1994     1995
                                                     -----    -----    -----
Equity in income of subsidiaries.................... $32.1    $53.3    $86.5
Intercompany interest expense.......................   8.3       .1       .1
                                                     -----    -----    -----
Income before income taxes..........................  23.8     53.2     86.4
Provision for income taxes..........................   2.9Cr.    .1Cr.   2.1Cr.
                                                     -----    -----    -----
Net income.......................................... $26.7    $53.3    $88.5
                                                     =====    =====    =====

- --------
Cr. = Credit

                               RYERSON TULL, INC.

                  SCHEDULE I--CONDENSED FINANCIAL INFORMATION
                             (PARENT COMPANY ONLY)

                            STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                             (DOLLARS IN MILLIONS)

                                                           1993   1994   1995
                                                          ------  -----  -----
OPERATING ACTIVITIES:
Net income..............................................  $ 26.7  $53.3  $88.5
Adjustments to reconcile net income to net cash provided
 from (used for) operating activities:
  Equity in undistributed earnings of subsidiaries......   (32.1) (53.3) (86.5)
  Deferred income taxes.................................    (2.0)   2.0    (.1)
                                                          ------  -----  -----
    Net adjustments.....................................   (34.1) (51.3) (86.6)
                                                          ------  -----  -----
    Net cash provided from (used for) operating
     activities.........................................    (7.4)   2.0    1.9
                                                          ------  -----  -----
FINANCING ACTIVITIES:
Change in notes to and from related companies...........  (142.6)  (2.0)  (1.9)
Capital contribution from Inland Steel Industries,
 Inc....................................................   150.0    --     --
                                                          ------  -----  -----
  Net cash provided from (used for) financing
   activities...........................................     7.4   (2.0)  (1.9)
                                                          ------  -----  -----
Net increase in cash and cash equivalents...............     --     --     --
Cash and cash equivalents--Beginning of year............     --     --     --
                                                          ------  -----  -----
Cash and cash equivalents--End of year..................  $  --   $ --   $ --
                                                          ======  =====  =====

                               RYERSON TULL, INC.

                  SCHEDULE I--CONDENSED FINANCIAL INFORMATION
                             (PARENT COMPANY ONLY)

                                 BALANCE SHEETS
                         AT DECEMBER 31, 1994 AND 1995
                             (DOLLARS IN MILLIONS)

                                                                  1994   1995
                                                                 ------ ------
                             ASSETS
Current Assets:
  Cash.......................................................... $  --  $  --
  Notes receivable from related companies.......................    --     1.9
                                                                 ------ ------
    Total current assets........................................    --     1.9
Investment in subsidiary companies..............................  571.0  657.5
Deferred income taxes...........................................    9.0    9.1
                                                                 ------ ------
    Total assets................................................ $580.0 $668.5
                                                                 ====== ======
                      STOCKHOLDER'S EQUITY
Common Stock, $1.00 par; 3,000 shares authorized; 1 share is-
 sued........................................................... $  --  $  --
Additional paid-in capital......................................  494.6  494.6
Earnings reinvested in business.................................   85.4  173.9
                                                                 ------ ------
    Total stockholder's equity.................................. $580.0 $668.5
                                                                 ====== ======

                               RYERSON TULL, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                             (DOLLARS IN MILLIONS)

                                                 PROVISION FOR ALLOWANCES
                                               CLAIMS AND DOUBTFUL ACCOUNTS
                                           -------------------------------------
                                BALANCE AT ADDITIONS  DEDUCTIONS  BALANCE OF
                                BEGINNING  CHARGED TO    FROM       END OF
YEARS ENDED DECEMBER 31,         OF YEAR     INCOME   RESERVES(A)    YEAR
- ------------------------        ---------- ---------- ----------- ----------
 1993..........................    $5.4       $2.0       $1.9        $5.5
 1994..........................    $5.5       $1.4       $ .6        $6.3
 1995..........................    $6.3       $1.2       $1.1        $6.4

- --------
(A) Bad debts written off during year.

                               INDEX TO EXHIBITS

                                                                    SEQUENTIALLY
                                                                      NUMBERED
 NUMBER                          EXHIBIT                                PAGE
 ------                          -------                            ------------
  1.1   Form of Underwriting Agreement...........................         *
  3.1   Form of Restated Certificate of Incorporation of the
         Registrant..............................................         *
  3.2   Form of Restated By-Laws of the Registrant...............         *
  4.1   Form of Indenture........................................         *
  4.2   Form of   % Note due 2001................................         *
  4.3   Form of   % Note due 2006................................         *
  4.4   Indenture, dated as of December 15, 1992, between Inland
         Steel Industries, Inc. and Harris Trust and Savings
         Bank....................................................         *
 Note:  No long-term debt instruments issued by the Company
         exceed 10% of the consolidated total assets of the
         Company and its subsidiaries. In accordance with
         paragraph 4(iii) of Item 601 of Regulation S-K, the
         Company will furnish to the Commission upon request
         copies of long-term debt instruments and related
         agreements
  5     Opinion of Mayer, Brown & Platt..........................         *
 10.1   Form of Registration Rights Agreement between the
         Registrant and Inland Steel Industries, Inc.............         *
 10.2   Employment Agreement dated as of April 8, 1994 between
         Inland Steel Industries, Inc. and Neil S. Novich (Filed
         as Exhibit 10.N.(8) to Inland Steel Industries, Inc.'s
         Annual Report on Form 10-K for the fiscal year ended
         December 31, 1994 and incorporated by reference herein.)
 10.3   Severance Agreement dated as of April 8, 1994 between
         Inland Steel Industries, Inc. and Neil S. Novich (Filed
         as Exhibit 10.N.(9) to Inland Steel Industries, Inc.'s
         Annual Report on Form 10-K for the fiscal year ended
         December 31, 1994, and incorporated by reference
         herein.)
 10.4   Employment Agreement between Inland Steel Industries,
         Inc. and Carl G. Lusted, dated June 27, 1990............         *
 10.5   Change in Control Agreement dated as of March 27, 1996,
         between Inland Steel Industries, Inc. and Robert J.
         Darnall.................................................         *
 10.6   Change in Control Agreement dated as of March 27, 1996
         between Inland Steel Industries, Inc. and Neil S.
         Novich..................................................         *
 10.7   Change in Control Agreement dated as of March 27, 1996
         between Inland Steel Industries, Inc. and Jay M. Gratz..         *
 10.8   Change in Control Agreement dated as of March 27, 1996
         between Inland Steel Industries, Inc. and Carl G.
         Lusted..................................................         *
 10.9   Change in Control Agreement dated as of March 27, 1996
         between Inland Steel Industries, Inc. and Stephen E.
         Makarewicz..............................................         *
 10.10  Change in Control Agreement dated as of      , 1996
         between the Registrant and Robert J. Darnall............         *
 10.11  Change in Control Agreement dated as of      , 1996
         between the Registrant and Neil S. Novich...............         *
 10.12  Change in Control Agreement dated as of      , 1996
         between the Registrant and Jay M. Gratz.................         *
 10.13  Change in Control Agreement dated as of      , 1996
         between the Registrant and Carl G. Lusted...............         *
 10.14  Change in Control Agreement dated as of      , 1996
         between the Registrant and Stephen E. Makarewicz........         *
 10.15  Ryerson Tull Directors' Compensation Plan................         *
 10.16  Ryerson Tull Supplemental Retirement Plan for Covered
         Employees...............................................         *

                                                                   SEQUENTIALLY
                                                                     NUMBERED
 NUMBER                          EXHIBIT                               PAGE
 ------                          -------                           ------------
 10.17  Ryerson Tull 1996 Incentive Stock Plan..................         *
 10.18  Inland Steel Industries, Inc. Annual Incentive Plan.....         *
 10.19  Form of Corporate Separation Agreement between the
         Registrant and Inland Steel Industries, Inc. ..........         *
 10.20  Form of Cross-License Agreement between the Registrant
         and Inland Steel Industries, Inc.......................         *
 10.21  Tax Sharing Agreement between the Registrant and Inland
         Steel Industries, Inc., dated as of           .........         *
 10.22  Form of ESOP Guarantee Agreement between the Joseph T.
         Ryerson and Son, Inc. and       .......................         *
 10.23  Copy of Inland Steel Industries, Inc. Non-Qualified
         Thrift Plan, as amended. (Filed as Exhibit 10.D to the
         Company's Quarterly Report on Form 10-Q for the quarter
         ended June 30, 1995, and incorporated by reference
         herein.)
 10.24  Inland Steel Industries, Inc. Supplemental Retirement
         Plan for Covered Employees, as amended (Filed as
         Exhibit 10.I to Inland Steel Industries, Inc.'s Annual
         Report on Form 10-K for the fiscal year ended December
         31, 1993, and incorporated by reference herein.)
 10.25  Inland Steel Industries, Inc. Special Retirement Plan
         for Covered Employees (Filed as Exhibit 10.J to Inland
         Steel Industries, Inc.'s Annual Report on Form 10-K for
         the fiscal year ended December 31, 1993, and
         incorporated by reference herein.)
 10.26  Inland 1995 Incentive Stock Plan (Filed as Exhibit A to
         Inland Steel Industries, Inc.'s definitive Proxy
         Statement dated April 17, 1995 and was furnished to
         stockholders in connection with the annual meeting held
         May 24, 1995, and incorporated by reference herein.)
 10.27  Inland Steel Industries, Inc. Annual Incentive Plan
         (Filed as Exhibit 10.A to Inland Steel Industries,
         Inc.,'s Quarterly Report on Form 10-Q for the quarter
         ended September 30, 1995, and incorporated by reference
         herein.)
 10.28  Inland Steel Industries, Inc. Special Achievement Award
         Plan (Filed as Exhibit 10.I to Inland Steel Industries,
         Inc.'s Annual Report on Form 10-K for the fiscal year
         ended December 31, 1987, and incorporated by reference
         herein.)
 10.29  Inland 1984 Incentive Stock Plan (Filed as Exhibit 10.A.
         to Inland Steel Industries, Inc.'s Quarterly Report on
         Form 10-Q for the quarter ended June 30, 1995, and
         incorporated by reference herein.)
 10.30  Inland 1988 Incentive Stock Plan (Filed as Exhibit 10.B.
         to Inland Steel Industries, Inc.'s Quarterly Report on
         Form 10-Q for the quarter ended June 30, 1995, and
         incorporated by reference herein.)
 10.31  Inland 1992 Incentive Stock Plan as amended (Filed as
         Exhibit 10.C. to Inland Steel Industries, Inc.'s
         Quarterly Report on Form 10-Q for the quarter ended
         June 30, 1995, and incorporated by reference herein.)
 10.32  Inland Steel Industries, Inc. Deferred Compensation Plan
         for Certain Employees (Filed as Exhibit 10.J to Inland
         Steel Industries, Inc.'s Annual Report on Form 10-K for
         the fiscal year ended December 31, 1994, and
         incorporated by reference herein.)
 12     Statement re: Computation of Ratio of Earnings to Fixed
         Charges................................................        **
 21     Subsidiaries of the Registrant..........................        **
 23.1   Consent of Price Waterhouse LLP.........................
 23.2   Consent of Mayer, Brown & Platt is contained in their
         Opinion filed as Exhibit 5 to this Registration
         Statement..............................................